UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2023
Commission File Number
001-33098

Mizuho Financial Group, Inc.
(Translation of registrant’s name into English)

5-5,
Otemachi
1-chome
Chiyoda-ku,
Tokyo
100-8176
Japan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.    Form
20-F  ☒    Form
40-F  ☐

This report on Form
6-K
shall be deemed to be incorporated by reference into the prospectus forming a part of Mizuho Financial Group, Inc.’s Registration Statement on Form
F-3
(File
No. 333-266555)
and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
EXHIBITS

Exhibit Number

15.	Acknowledgment Letter of Ernst & Young ShinNihon LLC

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101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase

104	The cover page for the Company’s Interim Report on Form 6-K for the six months ended September 30, 2023, has been formatted in Inline XBRL

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 27, 2023

Mizuho Financial Group, Inc.

By:	/s/ Masahiro Kihara
Name:	Masahiro Kihara
Title:	President & Group CEO

In this report, yen figures and percentages presented in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, have been rounded to the figures shown, and yen figures and percentages presented in accordance with accounting principles generally accepted in Japan, or Japanese GAAP, have been truncated to the figures shown, in each case, unless otherwise specified. However, in some cases, figures as of or for the fiscal year ended March 31, 2023 and earlier presented in tables have been adjusted to match the sum of the figures with the total amount, and such figures may also be referred to in the related text. We no longer make such adjustments beginning with figures as of or for the six months ended September 30, 2023, and thus the sum of such figures may not match the total amount.
Unless otherwise specified, for purposes of this report, we have presented our financial information in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Recent Developments
The following is a summary of significant business developments since March 31, 2023 relating to Mizuho Financial Group, Inc.
Operating Environment
As to the recent economic environment, although fiscal spending and wage increases have supported consumer spending in the United States, the effects of high inflation and the subsequent monetary tightening have gradually begun to emerge, particularly in Europe and the United States. In China, a prolonged correction in the real estate market has depressed the economy, and there is a sense of stagnation in the global economy, resulting in uncertainty about the future.
In Japan, although the production activities of manufacturers have weakened due to sluggish capital investment and shortages of semiconductors, gradual recovery is expected to continue, supported by a recovery in domestic service consumption and inbound demand. While there is movement, such as wage increases, inflation rates are expected to decrease due to a decline in import prices. However, the slowdown of overseas economies due to monetary tightening in Europe and the United States, which may diminish capital investments, is a cause for concern. In addition, concerns have remained high with respect to changes to the monetary policy of the Bank of Japan (“BOJ”) in the event of an increase in prices, and if changes are actually implemented, such changes may affect the Japanese economy.
In the United States, the economy has continued to grow steadily, mainly in terms of consumption, even under steep inflation rates and rapid monetary tightening by the Federal Reserve Board (“FRB”) in response thereto. Wages, which support consumption, have remained high as a result of strong labor demand and labor supply constraints following the spread of
COVID-19.
Based on these circumstances, the FRB has maintained its stance of monetary tightening while slowing the pace of rate hikes, however it has decided to leave the policy rate unchanged at the three consecutive meetings of the Federal Open Market Committee (“FOMC”) since September. Going forward, policy decisions are expected to be made while assessing the effects of monetary tightening on the real economy, and there remains significant uncertainty over the outlook for the U.S. economy and monetary policy.
In Europe, the economic slowdown has continued, and low growth is expected for some time to come. The European Central Bank (“ECB”) had continued to raise interest rates until September, as service prices have remained high due to corporate profit margins and wage increases. These rate hikes have been accompanied by an increase in mortgage interest rates, which has depressed consumption, and a decline in corporate borrowing demand, which precedes capital investment. Under these circumstances, the ECB decided to leave the policy rate unchanged at the meetings in October and December, taking into account the recent decline in inflation rates. There remains a risk that financial instability will return, and there is concern that fluctuations in financial markets will have a significant impact on monetary policy and economic trends.
In Asia, although the economic recovery has been moderate, driven by service consumption and supported by the recovery in demand from the spread of
COVID-19
in China, the economic recovery has stalled due to weak demand for goods and a prolonged slump in real estate investment. In addition, conflicts between the United States and China continue to pose a high degree of uncertainty with respect to China’s trade and national security.
In emerging economies, growth has been slowing due to the effects of the global economic slowdown and high inflation rates.
As for the future outlook of the global economy, uncertainty is expected to continue due to a lack of clarity over the impact of global monetary tightening on the real economy. Particularly in Europe and the United States, depending on the circumstances, such as inflation remaining high due to wage and price spirals caused by tighter labor market conditions, a sharp economic downturn due to further monetary tightening and financial system disruptions, and heightened tensions in Ukraine, there is a possibility of financial and capital market disruption and the risk of further economic downturn, which may also adversely affect the Japanese economy.
Key indicators of Japanese economic conditions in recent periods include the following:

•
Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, increased by 1.5% in the third quarter of calendar year 2023. Japan’s real gross domestic product on a quarterly basis, compared to the corresponding period of the previous year, decreased consecutively from the fourth quarter of calendar year 2019 through the first quarter of calendar year 2021, and increased consecutively from the second quarter of calendar year 2021 through the third quarter of calendar year 2023.

•
In September 2016, the Bank of Japan introduced “quantitative and qualitative monetary easing with yield curve control” by strengthening its two previous policy frameworks, namely “quantitative and qualitative monetary easing (“QQE”)” and “QQE with a negative interest rate.” These policies aimed to drive the observed consumer price index to a level exceeding the price stability target of 2% and to maintain the index above that target in a stable manner. Under the new policy framework, the BOJ set a guideline for market operations: regarding short-term interest rates, the BOJ will apply an interest rate of negative 0.1% to certain excess balances in current accounts held by financial institutions at the BOJ; and regarding long-term interest rates, it would purchase Japanese government bonds to control long-term interest rates so that the yield of
10-year
Japanese government bonds will remain at around 0%.

In July 2018, the BOJ decided to strengthen its commitment to achieving its price stability target by introducing forward guidance for policy rates and to enhance the sustainability of “quantitative and qualitative monetary easing with yield curve control,” stating that the yield of
10-year
Japanese government bonds could move upwards and downwards from the level of around 0% to some extent, mainly depending on developments in economic activity and prices. In October 2019, the BOJ decided on new forward guidance for policy rates, in respect of which, the BOJ stated its expectation that short-term and long-term interest rates would remain at their present or lower levels as long as it is necessary to pay close attention to the possibility that the momentum toward achieving the price stability target will be lost.
In March 2020, in light of the impact of the spread of
COVID-19,
the BOJ judged it appropriate to enhance monetary easing through (1) the further ample supply of funds by conducting various operations including purchases of Japanese government bonds and U.S. dollar funds-supplying operations, (2) measures to facilitate corporate financing including the introduction of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) active purchases of exchange-traded funds and Japan real estate investment trusts.
Furthermore, in April 2020, the BOJ judged it appropriate to enhance monetary easing through (1) an increase in purchases of commercial paper and corporate bonds, (2) the strengthening of the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and (3) further active purchases of Japanese government bonds and treasury discount bills. In December 2021, the BOJ decided to extend the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
in part by six months until the end of September 2022. In March 2022, the BOJ completed its additional purchases of commercial paper and corporate bonds as scheduled.
In September 2022, the BOJ decided to phase out the “special funds-supplying operations to facilitate corporate financing regarding the novel coronavirus
(COVID-19)”
and shift to fund-provisioning that would meet a wide range of financing needs. The BOJ decided to extend fund-provisioning against loans that financial institutions make on their own by six months until the end of March 2023, and fund-provisioning against loans that financial institutions make on the back of government support by three months until the end of December 2022. In addition, the BOJ decided to set no upper limit on the amount of fund-provisioning under the policy of “funds-supplying operations against pooled collateral,” for which various types of collateral are accepted, in order to support financing even after the expiration of the aforementioned special operations.
In December 2022, the BOJ decided to expand the range in which it allows the yield of
10-year
Japanese government bonds to fluctuate, from between around plus or minus 0.25% to between around plus or minus 0.5%, in order to improve market function and encourage the smoother formation of the entire yield curve, while maintaining accommodative financial conditions.
In October 2023, the BOJ decided to further increase flexibility in the conduct of yield curve control. While the BOJ will maintain the target level of the yield of
10-year
Japanese government bonds at around zero percent, it will conduct yield curve control with an upper bound of 1.0 % for these yields as a reference.

•
The yield on newly issued
10-year
Japanese government bonds, which is a key long-term interest rate indicator, was 0.351% as of March 31, 2023 and increased to 0.765% as of September 29, 2023. Thereafter, the yield decreased to 0.672% as of November 30, 2023.

•
The Nikkei Stock Average, which is an average of the price of 225 stocks listed on the Tokyo Stock Exchange, increased by 13.6% to ¥31,857.62 as of September 29, 2023 compared to March 31, 2023. Thereafter, the Nikkei Stock Average increased further to ¥33,486.89 as of November 30, 2023.

•
The yen to U.S. dollar spot exchange rate, according to the BOJ, was ¥133.13 to $1.00 as of March 31, 2023 and weakened to ¥148.77 to $1.00 as of September 29, 2023. Thereafter, the yen strengthened to ¥147.06 to $1.00 as of November 30, 2023.

•
According to Teikoku Databank, a Japanese research institution, in Japan, there were 3,123 corporate bankruptcies in the six months ended September 30, 2022, involving approximately ¥1.8 trillion in total liabilities, 3,676 corporate bankruptcies in the six months ended March 31, 2023, involving approximately ¥0.6 trillion in total liabilities, and 4,208 corporate bankruptcies in the six months ended September 30, 2023, involving approximately ¥1.6 trillion in total liabilities. The number of corporate bankruptcies in the six months ended September 30, 2023 was higher than the corresponding period of the previous year for two consecutive years and exceeded 4,000 corporate bankruptcies for the first time since 2020.

Developments Relating to Our Capital
All yen figures and percentages in this subsection are truncated.
We have been pursuing the optimal balance between capital adequacy, growth investment and enhancement of shareholder return.
In the six months ended September 30, 2023, we maintained a sufficient capital base compared to regulatory minimum requirements, mainly as a result of earning ¥415.7 billion of profit attributable to owners of parent (under Japanese GAAP).
Our Common Equity Tier 1 capital ratio under Basel III as of September 30, 2023 was 11.52%.
With respect to redemptions of previously issued securities, we redeemed various securities that are eligible regulatory capital instruments under Basel III upon their respective initial optional redemption dates or their respective maturity dates. As for Additional Tier 1 capital, in December 2023, we redeemed ¥195.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in July 2018. As for Tier 2 capital, in June 2023, we redeemed ¥25.0 billion and ¥70.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause issued by Mizuho Financial Group in June 2018.
Meanwhile, as for the new issuances of Additional Tier 1 capital, in July 2023, we issued ¥160.0 billion and ¥101.0 billion of unsecured perpetual subordinated bonds with an optional redemption clause and a write-down clause through public offerings to wholesale investors in Japan. With respect to the new issuances of Tier 2 capital, in July 2023, we issued ¥95.0 billion of unsecured fixed-term subordinated bonds with a write-down clause through public offerings to retail investors in Japan. In July 2023, we also issued ¥143.0 billion of unsecured fixed-term subordinated bonds with an optional redemption clause and a write-down clause through public offerings to retail investors in Japan.
Interim cash dividends for the fiscal year ending March 31, 2024 were ¥50.0 per share of common stock, an increase of ¥7.5 per share compared to ¥42.5 for the fiscal year ended March 31, 2023.
We maintain our shareholder return policy of progressive dividends as our principal approach while executing flexible and intermittent share buybacks. In addition, as for dividends, we will decide based on the steady growth of our stable earnings base, taking a dividend payout ratio of 40% as a guide into consideration. As for share buybacks, we will consider our business results and capital adequacy, our stock price and the opportunities for growth investment in determining the execution.
Developments Relating to Our Business
Acquisition of Premier M&A Advisory Firm Greenhill & Co., Inc.
On May 22, 2023, we and Greenhill & Co., Inc. (“Greenhill”), a U.S. M&A advisory firm, announced a definitive agreement for Mizuho Financial Group, Inc. to acquire Greenhill in an all-cash
transaction at $15 per share, reflecting an enterprise value of approximately $550 million, including assumed debt. The acquisition was completed on December 1, 2023. Through this transaction, we look to accelerate our investment banking growth strategy.
Strengthening of Strategic Capital and Business Alliance between Mizuho Securities and Rakuten Securities Holdings
On November 9, 2023, Mizuho Securities Co., Ltd. (“Mizuho Securities”) and Rakuten Securities Holdings, Inc. (“Rakuten Securities Holdings”) agreed to further strengthen the strategic capital and business alliance between the two companies (“Alliance”) originally announced on October 7, 2022. By strengthening the Alliance, we will promote initiatives, including collaboration between both groups, aimed at building a new retail business model that combines both online and offline businesses in the fields of asset formation and asset management. In order to strengthen this partnership, Mizuho Securities and Rakuten Securities Holdings entered into a share transfer agreement on November 9, 2023 for 29.0% of the common stock in Rakuten Securities, Inc. (“Rakuten Securities”) held by Rakuten Securities Holdings. Subject to the approval of the relevant authorities, Mizuho Securities and Rakuten Securities Holdings agreed to make an additional transfer (“Share Transfer”) to Mizuho Securities, and to amend the shareholders’ agreement concluded on October 7, 2022. The Share Transfer was completed on December 15, 2023. As a result, Mizuho Securities holds 49.0% of the common stock in Rakuten Securities.
Disposing of Our Cross-shareholdings
Reflecting the potential impact on our financial position associated with the risk of stock price fluctuation, as a basic policy, unless we consider the holdings to be meaningful, we will not hold the shares of other companies as cross-shareholdings. Even if we consider the holdings to be meaningful, we will also endeavor to reduce them through dialogue with the issuing companies. We promote the disposal of cross-shareholdings through initiatives to enhance capital efficiency by utilizing in-house
company return on equity as an internal performance indicator. As part of the new medium-term business plan, we are continuing our basic policy of reducing cross-shareholdings. During the six months ended September 30, 2023, we have sold ¥23.6 billion of cross-shareholdings under Japanese GAAP on an acquisition cost basis.
Others
Russia-Ukraine situation
As of March 31 and September 30, 2023, our direct net country exposure to Russia was $1.95 billion and $1.33 billion, respectively, or 0.1% and 0.1%, each on an aggregate basis, of the total exposure of Mizuho Bank (consolidated) and Mizuho Trust & Banking (consolidated), which primarily consisted of outstanding loans and due from banks. Included within this exposure are loans made by AO Mizuho Bank (Moscow). Loans of AO Mizuho Bank (Moscow) decreased by $0.2 billion from $0.4 billion as of March 31, 2023 to $0.2 billion as of September 30, 2023.
Considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating, we incorporated the estimated impact of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.
Replacement of London Interbank Offered Rate (“LIBOR”)
We have taken measures for the cessation of publication of all LIBOR settings after the end of June 2023 and the shift to a successor interest rate benchmark across the entire group.
See “Item 3.D. Key Information—Risk Factors—The transition of interest rate benchmarks such as LIBOR could have adverse effects on our financial condition and results of operations.” in our most recent Form
20-F
for further information.
Accounting Changes
See note 2 to our consolidated financial statements included elsewhere in this report.
Operating Results
The following table shows certain information as to our income, expenses and net income (loss) attributable to MHFG shareholders for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,		Increase (decrease)
	2022	2023

	(in billions of yen)
Interest and dividend income	¥1,241	¥2,717	¥1,476
Interest expense	626	2,081	1,455

Net interest income	615	636	21
Provision (credit) for credit losses	38	(2)	(40)

Net interest income after provision (credit) for credit losses	577	638	61
Noninterest income (loss)	(214)	992	1,206
Noninterest expenses	926	1,039	113

Income (loss) before income tax expense (benefit)	(563)	591	1,154
Income tax expense (benefit)	(172)	178	350

Net income (loss)	(391)	413	804
Less: Net income (loss) attributable to noncontrolling interests	(12)	106	118

Net income (loss) attributable to MHFG shareholders	¥(379)	¥307	¥686

The following is a discussion of major components of our net income (loss) attributable to MHFG shareholders for the six months ended September 30, 2022 and 2023.
Net Interest Income
The following table shows the average balance of interest-earning assets and interest-bearing liabilities, interest amounts and the annualized average interest rates on such assets and liabilities for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,						Increase (decrease)
	2022			2023
	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate	Average balance	Interest amount	Interest rate

	(in billions of yen, except percentages)
Interest-bearing deposits in other banks	¥42,349	¥135	0.63%	¥64,922	¥485	1.49%	¥22,573	¥350	0.86%
Call loans and funds sold	5,260	2	0.09	5,086	17	0.67	(174)	15	0.58
Receivables under resale agreements and securities borrowing transactions	17,275	87	1.01	18,062	308	3.41	787	221	2.40
Trading account assets	17,384	190	2.17	20,441	337	3.29	3,057	147	1.12
Investments	36,248	79	0.44	33,662	129	0.77	(2,586)	50	0.33
Loans	95,405	748	1.56	96,506	1,440	2.98	1,101	692	1.42

Total interest-earning assets	213,921	1,241	1.16	238,679	2,717	2.27	24,758	1,476	1.11

Deposits	134,607	266	0.39	141,795	1,030	1.45	7,188	764	1.06
Call money and funds purchased	2,053	5	0.51	2,334	13	1.11	281	8	0.60
Payables under repurchase agreements and securities lending transactions	29,468	178	1.20	32,774	731	4.45	3,306	553	3.25
Other short-term borrowings (1)	6,330	11	0.35	4,063	42	2.08	(2,267)	31	1.73
Trading account liabilities	5,530	55	1.99	6,590	85	2.57	1,060	30	0.58
Long-term debt	13,843	111	1.59	15,412	180	2.33	1,569	69	0.74

Total interest-bearing liabilities	191,831	626	0.65	202,968	2,081	2.04	11,137	1,455	1.39

Net	¥22,090	¥615	0.51	¥35,711	¥636	0.23	¥13,621	¥21	(0.28)

Note:
(1)	Other short-term borrowings consist of due to trust accounts, commercial paper and other short-term borrowings.
Interest and dividend income increased by ¥1,476 billion, or 118.9%, from the six months ended September 30, 2022 to ¥2,717 billion in the six months ended September 30, 2023 due mainly to increases in interest income from loans and interest-bearing deposits in other banks. These increases were due mainly to the impact of rising global interest rates. The changes in the average yields on interest-earning assets contributed to an overall increase in interest and dividend income of ¥1,393 billion, and the changes in average balances of interest-earning assets contributed to an overall increase in interest and dividend income of ¥82 billion, resulting in a ¥1,476 billion increase in interest and dividend income.
Interest expense increased by ¥1,455 billion, or 232.4%, from the six months ended September 30, 2022 to ¥2,081 billion in the six months ended September 30, 2023 due mainly to increases in interest expense on deposits and payables under repurchase agreements and securities lending transactions. These increases were due mainly to the impact of rising global interest rates. The changes in average interest rates on interest-bearing liabilities contributed to an overall increase in interest expense of ¥1,372 billion, and the changes in average balances of interest-bearing liabilities contributed to an overall increase in interest expense of ¥83 billion, resulting in a ¥1,455 billion increase in interest expense.
As a result of the foregoing, net interest income increased by ¥21 billion, or 3.4%, from the six months ended September 30, 2022 to ¥636 billion in the six months ended September 30, 2023. Average interest rate spread declined by 0.28 percentage points from the six months ended September 30, 2022 to 0.23% in the six months ended September 30, 2023. The decline of the average interest rate spread was due mainly to a rise in the average yield on interest-bearing liabilities, which more than offset the effect of a rise in average interest rate on interest-earning assets.
Provision (credit) for credit losses
Provision (credit) for credit losses was a credit of ¥2 billion in the six months ended September 30, 2023 compared to a provision of ¥38 billion in the corresponding period in the previous fiscal year.
Noninterest Income
The following table shows a breakdown of noninterest income for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,		Increase (decrease)
	2022	2023

	(in billions of yen)
Fee and commission	¥449	¥524	¥75
Fee and commission from securities-related business	75	117	42
Fee and commission from lending business	80	112	32
Fee and commission from trust related business	57	62	5
Fee and commission from asset management business	56	56	—
Fee and commission from remittance business	52	52	—
Fee and commission from guarantee related business	21	21	—
Fee and commission from agency business	18	19	1
Fee and commission from deposits business	8	8	—
Fees for other customer services	82	78	(4)
Foreign exchange gains (losses)—net	129	23	(106)
Trading account gains (losses)—net	(851)	(258)	593
Investment gains (losses)—net	(105)	495	600
Debt securities	8	4	(4)
Equity securities	(113)	490	603
Equity in earnings (losses) of equity method investees—net	(5)	47	52
Gains on disposal of premises and equipment	2	8	6
Other noninterest income	167	153	(14)

Total noninterest income (loss)	¥(214)	¥992	¥1,206

Noninterest income (loss) was income of ¥992 billion in the six months ended September 30, 2023 compared to a loss of ¥214 billion in the corresponding period in the previous fiscal year. The changes were due mainly to investment gains—net of ¥495 billion compared to investment losses—net of ¥105 billion in the corresponding period in the previous fiscal year, and a decrease in trading account losses—net of ¥593 billion, offset in part by a decrease in foreign exchange gains—net of ¥106 billion.
Fee and Commission
Fee and commission increased by ¥75 billion, or 16.7%, from the six months ended September 30, 2022 to ¥524 billion in the six months ended September 30, 2023. The increase was due mainly to increases in fee and commission from securities-related business of ¥42 billion and fee and commission from lending business of ¥32 billion. The increase in fee and commission from securities-related business was due mainly to relative strength in market conditions during the six months ended September 30, 2023 compared to the corresponding period in the previous fiscal year. The increase in fee and commission from lending business was due mainly to an increase in fee and commission earned from domestic branches of principal banking subsidiaries.

Trading Account Gains (Losses)—Net
Trading account losses—net decreased by ¥593 billion from the six months ended September 30, 2022 to ¥258 billion in the six months ended September 30, 2023. The decrease in trading account losses was due mainly to smaller losses related to changes in the fair value of foreign currency-denominated securities due to a rise in long-term interest rates and the depreciation of the Japanese yen.
Investment Gains (Losses)—Net
Investment gains (losses)—net was a gain of ¥495 billion in the six months ended September 30, 2023 compared to a loss of ¥105 billion in the corresponding period in the previous fiscal year, among which investment gains (losses)—net related to equity securities was a gain of ¥490 billion in the six months ended September 30, 2023 compared to a loss of ¥113 billion in the corresponding period in the previous fiscal year. The increase in investment gains related to equity securities was due mainly to an increase in gains related to changes in the fair value of Japanese equity securities in the six months ended September 30, 2023, which mostly reflected the relative strength in market conditions compared to losses in the corresponding period in the previous fiscal year. For further information, see note 3 to our consolidated financial statements included elsewhere in this report.
Foreign exchange gains (losses)—net
Foreign exchange gains—net decreased by ¥106 billion from the six months ended September 30, 2022 to ¥23 billion in the six months ended September 30, 2023. The decrease in foreign exchange gains—net was due mainly to fluctuations in foreign exchange rates in the six months ended September 30, 2023.
Noninterest Expenses
The following table shows a breakdown of noninterest expenses for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,		Increase (decrease)
	2022	2023

	(in billions of yen)
Salaries and employee benefits	¥340	¥371	¥31
General and administrative expenses	340	347	7
Occupancy expenses	83	81	(2)
Fee and commission expenses	103	119	16
Provision (credit) for credit losses on off-balance-sheet instruments	6	7	1
Other noninterest expenses	54	114	60

Total noninterest expenses	¥926	¥1,039	¥113

Noninterest expenses increased by ¥113 billion, or 12.2%, from the six months ended September 30, 2022 to ¥1,039 billion in the six months ended September 30, 2023. The increase was due mainly to increases in salaries and employee benefits of ¥31 billion, and other noninterest expenses of ¥60 billion.
Salaries and employee benefits
Salaries and employee benefits increased by ¥31 billion, or 9.1%, from the six months ended September 30, 2022 to ¥371 billion in the six months ended September 30, 2023. The increase was due mainly to an increase in personnel costs at our overseas subsidiaries.
Other noninterest expenses
Other noninterest expenses increased by ¥60 billion, or 111.1%, from the six months ended September 30, 2022 to ¥114 billion in the six months ended September 30, 2023.

Income Tax Expense (Benefit)
Income tax expense (benefit) was an expense of ¥178 billion in the six months ended September 30, 2023 compared to a benefit of ¥172 billion in the six months ended September 30, 2022. Current income tax expense in the six months ended September 30, 2023 increased by ¥57 billion from the corresponding period in the previous fiscal year to ¥124 billion. The increase in current tax expense was due mainly to an increase in the taxable income of our principal banking subsidiaries. Deferred income tax expense (benefit) was an expense of ¥54 billion in the six months ended September 30, 2023 compared to a benefit of ¥239 billion in the six months ended September 30, 2022. The change in deferred tax expense (benefit) was due mainly to changes in temporary differences attributable to marketable securities of our principal banking subsidiaries.

	Six months ended September 30,		Increase (decrease)
	2022	2023

	(in billions of yen)
Income (loss) before income tax expense (benefit)	¥(563)	¥591	¥1,154
Income tax expense (benefit)	(172)	178	350
Current tax expense	67	124	57
Deferred tax expense (benefit)	(239)	54	293

Net income (loss)	(391)	413	804
Less: Net income (loss) attributable to noncontrolling interests	(12)	106	118

Net income (loss) attributable to MHFG shareholders	¥(379)	¥307	¥686

We consider the sales of
available-for-sale
securities and equity securities to be a qualifying
tax-planning
strategy that is a possible source of future taxable income to the extent necessary in the future mainly with respect to our principal banking subsidiaries in Japan. The reliance on this tax-planning
strategy of our subsidiaries in Japan was at immaterial levels of overall deferred tax assets as of September 30, 2023.
Net Income (Loss) Attributable to Noncontrolling Interests
Net income (loss) attributable to noncontrolling interests was income of ¥106 billion in the six months ended September 30, 2023 compared to a loss of ¥12 billion in the corresponding period in the previous fiscal year.
Net Income (Loss) Attributable to MHFG Shareholders
As a result of the foregoing, net income (loss) attributable to MHFG shareholders was income of ¥307 billion in the six months ended September 30, 2023 compared to a loss of ¥379 billion in the corresponding period in the previous fiscal year.
Business Segments Analysis
Our business segment information is prepared based on the internal management reporting systems used by management to measure the performance of our business segments under Japanese GAAP. Since figures reported to management are prepared under Japanese GAAP, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. This difference is addressed in note 20 to our consolidated financial statements included elsewhere in this report, where a reconciliation to U.S. GAAP of the total amount of all business segments is provided.
We manage our group under an
in-house
company system based on our diverse customer segments. The aim of this system is to leverage our strengths and competitive advantage, which is the seamless integration of our banking, trust banking and securities functions under a holding company structure, to speedily provide high-quality financial services that closely match customer needs.

Specifically, the company system is classified into the following five in-house
companies, each based on a customer segment: the Retail & Business Banking Company (“RBC”), the Corporate & Investment Banking Company (“CIBC”), the Global Corporate & Investment Banking Company (“GCIBC”), the Global Markets Company (“GMC”), and the Asset Management Company (“AMC”). These customer segments are regarded as operating segments and constitute reportable segments.
Effective as of April 1, 2023, we partially restructured our in-house
company system. CIBC was newly established through the integration of the Corporate & Institutional Company and the investment banking functions of the Global Products Unit. With the establishment of CIBC, the Global Corporate Company changed its name to GCIBC. Following such partial restructuring of our in-house
company system and the associated changes in allocation method for transactions between each segment and “Others” (as such term is used in the tables, including the notes thereto, in the subsection titled
“Consolidated Results of Operations”
below) made in April 2023, reclassification was made regarding the figures for the six months ended September 30, 2022 shown in the following subsection to reflect such partial restructuring and associated changes.
For a brief description of each of our business segments, see note 20 to our consolidated financial statements included elsewhere in this report.
Results of Operations by Business Segment
Consolidated Results of Operations
Consolidated gross profits + net gains related to ETFs and others for the six months ended September 30, 2023 were ¥1,331.2 billion, an increase of ¥168.7 billion compared to the six months ended September 30, 2022. Consolidated general and administrative expenses for the six months ended September 30, 2023 were ¥796.1 billion, an increase of ¥74.2 billion compared to the six months ended September 30, 2022. Consolidated equity in earnings of equity method investees-net
for the six months ended September 30, 2023 was ¥23.5 billion, an increase of ¥9.0 billion compared to the six months ended September 30, 2022. Consolidated net business profits + net gains related to ETFs and others for the six months ended September 30, 2023 were ¥554.3 billion, an increase of ¥104.9 billion compared to the six months ended September 30, 2022.

	Mizuho Financial Group (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Six months ended September 30, 2022 (1) :
Gross profits + Net gains (losses) related to ETFs and others (2)	¥326.8	¥238.7	¥296.3	¥229.2	¥27.6	¥43.7	¥1,162.4
General and administrative expenses (3)	299.0	99.4	145.7	123.9	17.0	36.6	721.9
Equity in earnings (losses) of equity method investees-net	(0.8)	3.6	10.3	—	—	1.3	14.4
Amortization of goodwill and others	1.0	—	0.1	0.3	3.4	0.5	5.5

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥25.8	¥142.8	¥160.7	¥104.9	¥7.2	¥7.8	¥449.4

Fixed assets (5)	¥499.9	¥154.8	¥170.8	¥85.4	¥—	¥814.8	¥1,726.0

	Mizuho Financial Group (Consolidated)
	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Six months ended September 30, 2023 (1) :
Gross profits + Net gains (losses) related to ETFs and others (2)	¥347.9	¥261.6	¥313.0	¥279.3	¥27.5	¥101.6	¥1,331.2
General and administrative expenses (3)	308.5	103.9	164.5	149.8	17.1	52.1	796.1
Equity in earnings (losses) of equity method investees-net	5.7	3.8	12.2	—	(0.8)	2.5	23.5
Amortization of goodwill and others	—	—	0.4	—	3.2	0.5	4.2

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	¥45.1	¥161.6	¥160.2	¥129.4	¥6.3	¥51.4	¥554.3

Fixed assets (5)	¥498.3	¥152.3	¥188.9	¥87.0	¥—	¥781.9	¥1,708.6

Notes:
(1)
Income and expenses of foreign branches of Mizuho Bank and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by Mizuho Bank and Mizuho Trust & Banking on their non-consolidated
basis and net gains (losses) on operating investment securities of Mizuho Securities on its consolidated basis. For the six months ended September 30, 2022 and 2023, net gains (losses) related to ETFs and others amounted to ¥8.7 billion and ¥18.3 billion, respectively, of which ¥7.5 billion and ¥17.2 billion are included in GMC, respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees-net
less amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

RBC
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2023 were ¥347.9 billion, an increase of ¥21.1 billion, or 6.4%, compared to the six months ended September 30, 2022. The increase was attributable mainly to an increase in interest income and income related to individual asset formation business.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2023 increased by ¥9.5 billion, or 3.1%, compared to the six months ended September 30, 2022 to ¥308.5 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2023 was ¥5.7 billion, compared to equity in losses of equity method investees-net
of ¥0.8 billion for the six months ended September 30, 2022.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2023 increased by ¥19.2 billion, or 74.5%, compared to the six months ended September 30, 2022 to ¥45.1 billion.
CIBC
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2023 were ¥261.6 billion, an increase of ¥22.9 billion, or 9.6%, compared to the six months ended September 30, 2022. The increase was attributable mainly to an increase in profits related to solution business of Mizuho Bank.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2023 increased by ¥4.4 billion, or 4.4%, compared to the six months ended September 30, 2022 to ¥103.9 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2023 increased by ¥0.2 billion, or 6.7%, compared to the six months ended September 30, 2022 to ¥3.8 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2023 increased by ¥18.8 billion, or 13.1%, compared to the six months ended September 30, 2022 to ¥161.6 billion.
GCIBC
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2023 were ¥313.0 billion, an increase of ¥16.7 billion, or 5.6%, compared to the six months ended September 30, 2022. The increase was attributable mainly to an increase in noninterest income related to capital markets.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2023 increased by ¥18.8 billion, or 12.9%, compared to the six months ended September 30, 2022 to ¥164.5 billion.
Equity in earnings of equity method
investees-net
for the six months ended September 30, 2023 increased by ¥1.9 billion, or 18.7%, compared to the six months ended September 30, 2022 to ¥12.2 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2023 decreased by ¥0.4 billion, or 0.2%, compared to the six months ended September 30, 2022 to ¥160.2 billion.

GMC
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2023 were ¥279.3 billion, an increase of ¥50.0 billion, or 21.8%, compared to the six months ended September 30, 2022. The increase was attributable mainly to growth trends in sales and trading and in banking income.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2023 increased by ¥25.8 billion, or 20.8%, compared to the six months ended September 30, 2022 to ¥149.8 billion.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2023 increased by ¥24.5 billion, or 23.3%, compared to the six months ended September 30, 2022 to ¥129.4 billion.
AMC
Gross profits + net gains related to ETFs and others for the six months ended September 30, 2023 were ¥27.5 billion, substantially unchanged from the six months ended September 30, 2022.
General and administrative expenses (excluding
non-allocated
gains (losses), net) for the six months ended September 30, 2023 increased by ¥0.1 billion, or 0.6%, compared to the six months ended September 30, 2022 to ¥17.1 billion.
Equity in losses of equity method
investees-net
for the six months ended September 30, 2023 was ¥0.8 billion, compared to equity in earnings of equity method investees-net
of ¥67 million for the six months ended September 30, 2022.
As a result, net business profits + net gains related to ETFs and others for the six months ended September 30, 2023 decreased by ¥0.8 billion, or 11.9%, compared to the six months ended September 30, 2022 to ¥6.3 billion.

Financial Condition
Assets
Our assets as of March 31, 2023 and September 30, 2023 were as follows:

	As of		Increase (decrease)
	March 31, 2023	September 30, 2023

	(in billions of yen)
Cash and due from banks	¥2,242	¥1,881	¥(361)
Interest-bearing deposits in other banks	65,750	60,854	(4,896)
Call loans and funds sold	1,647	992	(655)
Receivables under resale agreements	11,695	15,334	3,639
Receivables under securities borrowing transactions	1,892	1,817	(75)
Trading account assets	29,641	40,894	11,253
Investments	29,643	34,925	5,282
Loans	94,176	97,799	3,623
Allowance for credit losses on loans	(701)	(730)	(29)

Loans, net of allowance	93,475	97,069	3,594
Premises and equipment-net	1,654	1,668	14
Due from customers on acceptances	406	421	15
Accrued income	511	628	117
Goodwill	93	93	—
Intangible assets	45	41	(4)
Deferred tax assets	387	351	(36)
Other assets	9,700	9,688	(12)

Total assets	¥248,781	¥266,658	¥17,877

Total assets increased by ¥17,877 billion from March 31, 2023 to ¥266,658 billion as of September 30, 2023. The increase was due mainly to increases of ¥11,253 billion in trading account assets, ¥5,282 billion in investments, ¥3,639 billion in receivables under resale agreements and ¥3,594 billion in loans, net of allowance, offset in part by a decrease of ¥4,896 billion in interest-bearing deposits in other banks.

Loans
Loans outstanding
The following table shows our loans outstanding as of March 31, 2023 and September 30, 2023:

	As of				Increase (decrease)
	March 31, 2023		September 30, 2023

	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥43,365	46.0%	¥44,901	45.9%	¥1,536	(0.1)%
Small and medium-sized companies	2,999	3.2	2,763	2.8	(236)	(0.4)
Retail:
Housing loan	7,507	8.0	7,349	7.5	(158)	(0.5)
Others	1,548	1.6	1,471	1.5	(77)	(0.1)
Sovereign	1,866	2.0	1,938	2.0	72	0.0
Banks and other financial institutions	645	0.7	632	0.6	(13)	(0.1)

Total domestic	57,930	61.5	59,053	60.4	1,123	(1.1)
Foreign:
Corporate (1)	33,250	35.3	35,047	35.8	1,797	0.5
Retail	9	0.0	26	0.0	17	0.0
Sovereign	478	0.5	507	0.5	29	0.0
Banks and other financial institutions	2,509	2.7	3,166	3.2	657	0.5

Total foreign	36,246	38.5	38,746	39.6	2,500	1.1

Total loans before allowance for credit losses on loans	¥94,176	100.0%	¥97,799	100.0%	¥3,623	—

Note:
(1)
Corporate under Foreign includes ¥184 billion and ¥178 billion of lease receivables that are receivables arising from direct financing leasing as of March 31, 2023 and September 30, 2023, respectively.

Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. The total amounts of unearned income and deferred net nonrefundable loan fees and costs were ¥238 billion and ¥251 billion at March 31, 2023 and September 30, 2023, respectively.
Total loans before allowance for credit losses on loans increased by ¥3,623 billion from March 31, 2023 to ¥97,799 billion as of September 30, 2023.
Loans to domestic borrowers increased by ¥1,123 billion from March 31, 2023 to ¥59,053 billion as of September 30, 2023. The increase was due mainly to an increase in loans to large companies.
Loans to foreign borrowers increased by ¥2,500 billion from March 31, 2023 to ¥38,746 billion as of September 30, 2023. The increase was due mainly to increases in loans to corporate borrowers and banks and other financial institutions.
Within our loan portfolio, the proportion of loans to domestic borrowers against gross total loans decreased from 61.5% to 60.4%, while that of loans to foreign borrowers against gross total loans increased from 38.5% to 39.6%. Loans to foreign borrowers were regionally diversified.

Nonaccrual Loans
Balance of nonaccrual loans
The following table shows our nonaccrual loans as of March 31, 2023 and September 30, 2023:

	As of				Increase (decrease)
	March 31, 2023		September 30, 2023
	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans	Nonaccrual loans	Ratio to gross total loans

	(in billions of yen, except percentages)
Domestic:
Corporate:
Large companies	¥980	2.3%	¥910	2.0%	¥(70)	(0.3)%
Small and medium-sized companies	122	4.1	117	4.2	(5)	0.1
Retail:
Housing loan	39	0.5	38	0.5	(1)	0.0
Others	55	3.6	53	3.6	(2)	0.0

Total domestic	1,196	2.1	1,118	1.9	(78)	(0.2)
Foreign	136	0.4	155	0.4	19	0.0

Total nonaccrual loans	¥1,332	1.4	¥1,273	1.3	¥(59)	(0.1)

Total nonaccrual loans decreased by ¥59 billion, or 4.4%, from March 31, 2023 to ¥1,273 billion as of September 30, 2023. Nonaccrual loans to domestic borrowers decreased by ¥78 billion due mainly to a decrease in nonaccrual loans to large companies. Nonaccrual loans to foreign borrowers increased by ¥19 billion. The relative impact of foreign currency fluctuations on the increased amount in those nonaccrual loans to foreign borrowers was ¥7 billion.
The percentage of nonaccrual loans within gross total loans decreased from 1.4% as of March 31, 2023 to 1.3% as of September 30, 2023. The percentage of nonaccrual loans net of allowance for credit losses on loans to gross total loans net of allowance for credit losses on loans decreased from 0.67% as of March 31, 2023 to 0.56% as of September 30, 2023 due to an increase in gross total loans net of allowance for credit losses on loans and a decrease in nonaccrual loans net of allowance for credit losses on loans.
Allowance for Credit Losses on Loans
Balance of allowance for credit losses on loans
The following table summarizes the allowance for credit losses on loans by component and as a percentage of the corresponding loan balance as of March 31, 2023 and September 30, 2023:

	As of		Increase (decrease)
	March 31, 2023	September 30, 2023

	(in billions of yen, except percentages)
Total allowance for credit losses on loans (A)	¥701	¥730	¥29

Nonaccrual loans with an allowance (B)	¥1,255	¥1,196	¥(59)
Nonaccrual loans without an allowance (C)	77	76	(1)
Accrual loans (1) (D)	93,081	96,778	3,697

Gross total loans (E)	¥94,413	¥98,051	¥3,638

Percentage of total allowance for credit losses on loans against gross total loans (A)/(E)x100	0.74%	0.74%	0.00%

Note:
(1)	Accrual loans refer to loans categorized as “normal obligors” and “watch obligors (excluding special attention obligors)” under our internal rating system.
Allowance for credit losses on loans increased by ¥29 billion from March 31, 2023 to ¥730 billion as of September 30, 2023. Gross total loans increased by ¥3,638 billion from March 31, 2023 to ¥98,051 billion as of September 30, 2023 due mainly to an increase in accrual loans. As a result, the percentage of total allowance for credit losses on loans against gross total loans was 0.74%, unchanged from March 31, 2023.
Nonaccrual loans decreased by 4.4% from March 31, 2023 due mainly to a decrease in domestic nonaccrual loans. Allowance for credit losses on loans increased by 4.1% from March 31, 2023.
The coverage ratio for nonaccrual loans, calculated as the percentage of total allowance for credit losses on loans against total nonaccrual loans, increased by 4.71 percentage points as of September 30, 2023 compared to March 31, 2023. The increase was due to an increase in total allowance for credit losses on loans and a decrease in total nonaccrual loans.
Provision (credit) for credit losses on loans
The following table summarizes changes in our allowance for credit losses on loans in the six months ended September 30, 2022 and 2023:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total

	(in billions of yen)
Six months ended September 30, 2022
Balance at beginning of period	¥602	¥73	¥—	¥—	¥134	¥810

Provision (credit) for credit losses on loans	16	(1)	—	—	23	39

Charge-offs	(146)	(3)	—	—	(14)	(164)
Recoveries	1	1	—	—	2	4

Net charge-offs	(145)	(2)	—	—	(12)	(160)

Others (1)	—	—	—	—	22	22

Balance at end of period	¥473	¥70	¥—	¥1	¥167	¥711

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total
	(in billions of yen)
Six months ended September 30, 2023
Balance at beginning of period	¥506	¥64	¥—	¥1	¥131	¥701

Provision (credit) for credit losses on loans	35	1	—	(1)	(33)	3

Charge-offs	(14)	(2)	—	—	(7)	(24)
Recoveries	1	1	—	—	1	3

Net charge-offs	(13)	(1)	—	—	(6)	(20)

Others (1)	—	—	—	—	47	47

Balance at end of period	¥528	¥63	¥—	¥—	¥138	¥730

Note:
(1)
“Others” includes primarily foreign exchange translation. “Others” for the sixth months ended September 30, 2023 includes increases of approximately ¥25 billion related to foreign exchange translation and ¥22 billion related to loans held for sale.

(2)	The majority of total foreign consists of corporate.
Provision for credit losses on loans decreased by ¥36 billion from the six months ended September 30, 2022 to ¥3 billion in the six months ended September 30, 2023. The decrease was due mainly to credit for credit losses on loans to foreign borrowers, offset in part by an increase in provision for credit losses on loans to domestic corporate borrowers.
Charge-offs decreased by ¥140 billion from the six months ended September 30, 2022 to ¥24 billion for the six months ended September 30, 2023. The decrease was due mainly to a decrease in charge-offs of loans to domestic corporate borrowers.
Investments
The majority of our investments are
available-for-sale
and
held-to-maturity
securities, which as of March 31, 2023 and September 30, 2023 were as follows:

	As of						Increase (decrease)
	March 31, 2023			September 30, 2023
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)

	(in billions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	¥16,484	¥16,449	¥(35)	¥19,928	¥19,893	¥(35)	¥3,444	¥3,444	¥—
Other than Japanese government bonds	6,796	6,785	(11)	6,575	6,561	(14)	(221)	(224)	(3)

Total	¥23,280	¥23,234	¥(46)	¥26,503	¥26,455	¥(48)	¥3,223	¥3,221	¥(2)

Held-to-maturity securities:
Debt securities:
Japanese government bonds	¥799	¥800	¥1	¥579	¥570	¥(9)	¥(220)	¥(230)	¥(10)
Agency mortgage-backed securities	1,251	1,115	(136)	2,419	2,165	(255)	1,168	1,050	(119)

Total	¥2,050	¥1,915	¥(135)	¥2,999	¥2,735	¥(264)	¥949	¥820	¥(129)

Available-for-sale
securities measured at fair value increased by ¥3,221 billion from March 31, 2023 to ¥26,455 billion as of September 30, 2023. The increase was due primarily to our purchases of Japanese government bonds, offset in part by our sales and redemptions by the Japanese government of Japanese government bonds.
Held-to-maturity
securities measured at amortized cost increased by ¥949 billion from March 31, 2023 to ¥2,999 billion as of September 30, 2023. The increase was due primarily to an increase in agency mortgage-backed securities. See note 3 to our consolidated financial statements for details of other investments included within investments.
Trading Account Assets
Trading account assets increased by ¥11,253 billion from March 31, 2023 to ¥40,894 billion as of September 30, 2023. The increase was due mainly to an increase in the market value of receive-variable,

pay-fixed
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates, and increases in the fair value of trading account assets denominated in foreign currency and the market value of derivative instruments based on foreign exchange contracts, reflecting the depreciation of the yen.
Liabilities
The following table shows our liabilities as of March 31, 2023 and September 30, 2023:

	As of		Increase (decrease)
	March 31, 2023	September 30, 2023

	(in billions of yen)
Deposits	¥164,936	¥165,789	¥853
Due to trust accounts	749	329	(420)
Call money and funds purchased	1,815	1,584	(231)
Payables under repurchase agreements	25,737	33,186	7,449
Payables under securities lending transactions	886	1,241	355
Other short-term borrowings	3,397	3,614	217
Trading account liabilities	19,363	26,446	7,083
Bank acceptances outstanding	406	421	15
Income taxes payable	88	98	10
Deferred tax liabilities	25	31	6
Accrued expenses	443	516	73
Long-term debt	14,893	15,847	954
Other liabilities	6,318	7,332	1,014

Total liabilities	¥239,056	¥256,433	¥17,377

Total liabilities increased by ¥17,377 billion from March 31, 2023 to ¥256,433 billion as of September 30, 2023. The increase was due primarily to increases of ¥7,370 billion in short-term borrowings and ¥7,083 billion in trading account liabilities.
Deposits
The following table shows a breakdown of our deposits as of March 31, 2023 and September 30, 2023:

	As of		Increase (decrease)
	March 31, 2023	September 30, 2023

	(in billions of yen)
Domestic:
Noninterest-bearing deposits	¥33,137	¥28,001	¥(5,136)
Interest-bearing deposits	92,625	96,221	3,596

Total domestic deposits	125,762	124,222	(1,540)

Foreign:
Noninterest-bearing deposits	3,043	2,563	(480)
Interest-bearing deposits	36,131	39,004	2,873

Total foreign deposits	39,174	41,567	2,393

Total deposits	¥164,936	¥165,789	¥853

Total deposits increased by ¥853 billion from March 31, 2023 to ¥165,789 billion as of September 30, 2023. Domestic deposits decreased by ¥1,540 billion from March 31, 2023 to ¥124,222 billion as of September 30, 2023. Domestic noninterest-bearing deposits decreased by ¥5,136 billion from March 31, 2023 to ¥28,001 billion as of September 30, 2023 due mainly to a decrease in noninterest-bearing ordinary deposits. Domestic interest-bearing deposits increased by ¥3,596 billion from March 31, 2023 to ¥96,221 billion as of September 30, 2023 due mainly to increases in certificates of deposit and time deposits. Foreign deposits increased by ¥2,393 billion from March 31, 2023 to ¥41,567 billion as of September 30, 2023 due mainly to increases in time deposits and certificates of deposit.
Short-term Borrowings
The following table shows a breakdown of our short-term borrowings as of March 31, 2023 and September 30, 2023:

	As of						Increase (decrease)
	March 31, 2023			September 30, 2023
	Domestic	Foreign	Total	Domestic	Foreign	Total	Domestic	Foreign	Total

	(in billions of yen)
Due to trust accounts	¥749	¥—	¥749	¥329	¥—	¥329	¥(420)	¥—	¥(420)
Call money and funds purchased, and payables under repurchase agreements and securities lending transactions	8,410	20,028	28,438	8,145	27,867	36,011	(265)	7,839	7,573
Other short-term borrowings	1,415	1,982	3,397	1,877	1,737	3,614	462	(245)	217

Total short-term borrowings	¥10,574	¥22,010	¥32,584	¥10,350	¥29,603	¥39,954	¥(224)	¥7,593	¥7,370

Total short-term borrowings increased by ¥7,370 billion from March 31, 2023 to ¥39,954 billion as of September 30, 2023. Domestic short-term borrowings decreased by ¥224 billion due mainly to decreases in payables under repurchase agreements and due to trust accounts, offset in part by an increase in other short-term borrowings. Foreign short-term borrowings increased by ¥7,593 billion due mainly to an increase in payables under repurchase agreements.
Trading Account Liabilities
Trading account liabilities increased by ¥7,083 billion from March 31, 2023 to ¥26,446 billion as of September 30, 2023. The increase was due mainly to an increase in the market value of receive-fixed, pay-variable
derivative instruments based on interest rate contracts, reflecting a fluctuation in long-term interest rates and an increase in the market value of derivative instruments based on foreign exchange contracts, reflecting the depreciation of the yen.

Equity
The following table shows a breakdown of equity as of March 31, 2023 and September 30, 2023:

	As of		Increase (decrease)
	March 31, 2023	September 30, 2023

	(in billions of yen)
MHFG shareholders’ equity:
Common stock	¥5,833	¥5,832	¥(1)
Retained earnings	2,442	2,642	200
Accumulated other comprehensive income, net of tax	649	866	217
Treasury stock, at cost	(9)	(8)	1

Total MHFG shareholders’ equity	8,915	9,331	416
Noncontrolling interests	810	893	83

Total equity	¥9,725	¥10,225	¥500

Total equity increased by ¥500 billion from March 31, 2023 to ¥10,225 billion as of September 30, 2023 due mainly to increases in accumulated other comprehensive income, net of tax, retained earnings and noncontrolling interests.
Retained earnings increased by ¥200 billion from March 31, 2023 to ¥2,642 billion as of September 30, 2023. The increase was due primarily to net income attributable to MHFG shareholders for the six months ended September 30, 2023 of ¥307 billion, offset in part by dividend payments of ¥108 billion.
Accumulated other comprehensive income, net of tax increased by ¥217 billion from March 31, 2023 to ¥866 billion as of September 30, 2023. The increase was due primarily to foreign currency translation adjustments of ¥241 billion.
Noncontrolling interests increased by ¥83 billion from March 31, 2023 to ¥893 billion as of September 30, 2023. The increase was due mainly to an increase in net assets of certain investment funds that we consolidate.
Liquidity
We continuously endeavor to enhance the management of our liquidity profile to meet our customers’ loan demand and deposit withdrawals and respond to unforeseen situations such as adverse movements in stock prices, foreign currency exchange rates, interest rates and other markets or changes in general domestic or international conditions. We manage our liquidity profile through the continuous monitoring of our cash flow situation, the enforcement of upper limits on funds raised in financial markets and other means as further set forth in “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Liquidity Risk Management” in our most recent Form
20-F
filed with the U.S. Securities and Exchange Commission.
Deposits, based on our broad customer base and brand recognition in Japan, have been our primary source of liquidity. Our total deposits increased by ¥853 billion, or 0.5%, from March 31, 2023 to ¥165,789 billion as of September 30, 2023.
Secondary sources of liquidity include short-term borrowings such as call money and funds purchased and payables under repurchase agreements. We also issue long-term debt, including both senior and subordinated debt, as additional sources for liquidity. We utilize short-term borrowings to diversify our funding sources and to manage our funding costs. We raise senior and subordinated long-term debt for the purpose of improving our total loss absorbing capacity and capital adequacy ratios, which also enhances our liquidity profile. We believe we are able to access such sources of liquidity on a stable and flexible basis based on our current credit ratings.

The following table shows credit ratings assigned to us and to our principal banking subsidiaries by S&P and Moody’s as of November 30, 2023:

As of November 30, 2023
	S&P		Moody’s
	Long-term	Short-term	Long-term	Short-term
Mizuho Financial Group	A-	—	A1	P-1
Mizuho Bank	A	A-1	A1	P-1
Mizuho Trust & Banking	A	A-1	A1	P-1
We source our funding in foreign currencies primarily from corporate customers, foreign governments, financial institutions and institutional investors, through short-term and long-term financing, under terms and pricing commensurate with our credit ratings above, and customer deposits. In the event of future declines in our credit quality or that of Japan in general, we expect to be able to purchase foreign currencies in sufficient amounts using the yen funds raised through our domestic customer base. As further measures to support our foreign currency liquidity, we hold foreign debt securities and maintain credit lines and swap facilities denominated in foreign currencies.
In order to maintain appropriate funding liquidity, our principal banking subsidiaries hold highly liquid investment assets such as Japanese government bonds as liquidity reserve assets. We monitor the amount of liquidity reserve assets and report such amount to the Risk Management Committee, the Balance Sheet Management Committee and our President & Group CEO on a regular basis. Minimum regulatory reserve amounts, or the reserve amount deposited with the Bank of Japan pursuant to applicable regulations that is calculated as a specified percentage of the amount of deposits held by our principal banking subsidiaries, are excluded in connection with our management of liquidity reserve asset levels. We established and apply classifications for the cash flow conditions affecting the group, including the amount of liquidity reserve assets, that range from “Normal” to “Anxious” and “Crisis” categories, and take appropriate actions based on such conditions. As of September 30, 2023, the balance of Japanese government bonds included within our investments and measured at fair value was ¥19.9 trillion (excluding held-to-maturity
securities), and a majority of this amount, which has historically not fluctuated significantly over the course of a fiscal year, was classified as the principal component of liquidity reserve assets.
Under the regulatory liquidity requirements in Japan that consist of the liquidity coverage ratio (“LCR”) standard and the net stable funding ratio (“NSFR”) standard, the regulatory minimum requirements of LCR and NSFR are 100% on both a consolidated and non-consolidated
basis for banks with international operations or on a consolidated basis for bank holding companies with international operations. Under the disclosure guidelines of the Financial Services Agency, banks and bank holding companies with international operations are required to disclose the three-month averages of daily LCR and to disclose NSFR on a quarterly basis. Set forth below are the averages of the daily end balances of consolidated LCR data of Mizuho Financial Group, and consolidated and non-consolidated
LCR data of our principal banking subsidiaries, each for the three months ended September 30, 2023, and consolidated NSFR data of Mizuho Financial Group, and consolidated and non-consolidated
NSFR data of our principal banking subsidiaries, each as of September 30, 2023. The figures are calculated based on our financial statements prepared in accordance with Japanese GAAP and the guidelines on LCR and NSFR established by the Financial Services Agency. All yen figures in this table are truncated.

Liquidity Coverage Ratio (LCR)

For the three months ended September 30, 2023
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Total high-quality liquid assets (“HQLA”) allowed to be included in the calculation (weighted)	¥80,465
Net cash outflows (weighted)	60,670
LCR	132.7%
Mizuho Bank (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥75,841
Net cash outflows (weighted)	57,351
LCR	132.3%
Mizuho Bank (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥74,513
Net cash outflows (weighted)	55,259
LCR	135.0%
Mizuho Trust and Banking (Consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,668
Net cash outflows (weighted)	1,882
LCR	142.5%
Mizuho Trust and Banking (Non-consolidated)
Total HQLA allowed to be included in the calculation (weighted)	¥2,591
Net cash outflows (weighted)	1,793
LCR	145.3%
Net Stable Funding Ratio (NSFR)

As of September 30, 2023
(in billions of yen, except percentages)
Mizuho Financial Group (Consolidated)
Available stable funding (weighted)	¥114,845
Required stable funding (weighted)	97,604
NSFR	117.6%
Mizuho Bank (Consolidated)
Available stable funding (weighted)	¥109,743
Required stable funding (weighted)	92,368
NSFR	118.8%
Mizuho Bank (Non-consolidated)
Available stable funding (weighted)	¥105,717
Required stable funding (weighted)	87,939
NSFR	120.2%
Mizuho Trust and Banking (Consolidated)
Available stable funding (weighted)	¥3,508
Required stable funding (weighted)	2,987
NSFR	117.4%
Mizuho Trust and Banking (Non-consolidated)
Available stable funding (weighted)	¥3,445
Required stable funding (weighted)	2,928
NSFR	117.6%

For more information on LCR and NSFR, see “Item 4. Information on the Company—Supervision and Regulation—Liquidity” in our most recent Form
20-F.
Off-balance-sheet
Arrangements
See note 14 and note 15 to our consolidated financial statements included elsewhere in this report.
Capital Adequacy
All yen figures and percentages in this subsection are truncated. Accordingly, the total of each column of figures may not be equal to the total of the individual items.
Regulatory Capital Requirements
Mizuho Financial Group and its principal banking subsidiaries are subject to regulatory capital requirements administered by the Financial Services Agency in accordance with the provisions of the Banking Act and related regulations. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on our financial condition and results of operations.
The capital adequacy guidelines applicable to Japanese banks and bank holding companies with international operations supervised by the Financial Services Agency closely follow the risk-adjusted approach proposed by the Bank for International Settlements and are intended to further strengthen the soundness and stability of Japanese banks. Under the risk-based capital framework of these guidelines, balance sheet assets and off-balance
sheet exposures are assessed according to broad categories of relative risk, based primarily on the credit risk of the counterparty, country transfer risk and the risk regarding the category of transactions.
In December 2010, the Basel Committee on Banking Supervision (“BCBS”) issued its Basel III rules text (later revised in June 2011, January 2013, October 2014 and December 2017), which builds on the International Convergence of Capital Measurement and Capital Standards document (“Basel II”), to strengthen the regulation, supervision and risk management of the banking sector. Basel III text presents the details of global regulatory standards on bank capital adequacy and liquidity. The rules text sets out higher and better quality capital, better risk coverage, the introduction of a leverage ratio as a backstop to the risk-based requirement, and the introduction of the capital conservation buffer and countercyclical capital buffer as measures to promote the build-up
of capital that can be drawn down in periods of stress, and the introduction of two global liquidity standards. For further information of the leverage ratio and the two global liquidity standards, see “Leverage Ratio” below and “Liquidity” above, respectively.
The Financial Services Agency’s revisions to its capital adequacy guidelines became effective from March 31, 2013, which generally reflect rules in the Basel III text that have been applied from January 1, 2013.
Under the revised guidelines, the minimum capital adequacy ratio is 8% on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking, or on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group. Within the minimum capital adequacy ratio, the Common Equity Tier 1 capital requirement is 4.5% and the Tier 1 capital requirement is 6.0%.
Under the revised capital adequacy guidelines based on the Basel III rules that have been applied to banks and bank holding companies each with international operations from March 31, 2013, there are regulatory adjustments such as goodwill and other intangibles, deferred tax assets, investments in the capital of banking, financial and insurance entities, etc. that shall be deducted under certain conditions for the purpose of calculating capital adequacy ratios, and the requirements of regulatory adjustments were enhanced under the revised capital adequacy guidelines. For example, under the capital adequacy guidelines prior to the revision thereto under the

Basel III rules, the maximum amount of net deferred tax assets under Japanese GAAP that major Japanese banks, including bank holding companies, could record without diminishing the amount of Tier 1 capital for purposes of calculating capital adequacy ratio was 20% of Tier 1 capital. Under the revised capital adequacy guidelines based on the Basel III rules, deferred tax assets that arise from temporary differences will be recognized as part of Common Equity Tier 1 capital, with recognition capped at 10% of Common Equity Tier 1 capital under certain conditions, while other deferred tax assets, such as those relating to net loss carryforwards, will be deducted in full from Common Equity Tier 1 capital net of deferred tax liabilities.
In November 2015, the Financial Services Agency published the revised capital adequacy guidelines and related ordinances to introduce the capital buffer requirements under the Basel III rules for Japanese banks and bank holding companies with international operations, which include the capital conservation buffer, the countercyclical capital buffer and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”).
These guidelines have become effective on March 31, 2016. The capital conservation buffer, the countercyclical capital buffer and the additional loss absorption capacity requirement for
G-SIBs
and
D-SIBs
must be met with Common Equity Tier 1 capital under the revised guidelines, and if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out. The capital conservation buffer became fully effective in March 2019 at 2.5%. In addition, subject to national discretion by the respective regulatory authorities, if the relevant national authority judges a period of excess credit growth to be leading to the build-up
of system-wide risk, a countercyclical capital buffer ranging from 0% to 2.5% would also be imposed on banking organizations. The countercyclical capital buffer is a weighted average of the buffers deployed across all the jurisdictions to which the banking organization has credit exposures. Further, we are currently designated as both a
G-SIB
and
D-SIB,
and the additional loss absorption capacity requirement applied to us was 1.0%. The additional loss absorption capacity requirement was the same as that imposed by the Financial Stability Board (“FSB”), which became fully effective in March 2019 at 1.0%.
Under the capital adequacy guidelines, banks and bank holding companies with international operations are required to measure and apply capital charges with respect to their credit risk, market risk and operational risk. Under the guidelines, banks and bank holding companies have several choices for the methodologies to calculate their capital requirements for credit risk, market risk and operational risk. Approval from the Financial Services Agency is necessary to adopt advanced methodologies for calculation, and Mizuho Financial Group started to apply the advanced internal ratings-based approach for the calculation of credit risk from the fiscal year ended March 31, 2009 and the advanced measurement approaches for the calculation of operational risk from September 30, 2009.
In December 2017, the BCBS published the finalized Basel III reforms endorsed by the Group of Central Bank Governors and Heads of Supervision (“GHOS”). The finalized reforms complement the initial phase of Basel III reforms set forth above, seek to restore credibility in the calculation of risk-weighted assets and improve the comparability of banks’ capital ratios. Such reforms include the following elements:

•	a revised standardized approach for credit risk, which is designed to improve the robustness and risk sensitivity of the existing approach;

•	revisions to the internal ratings-based approach for credit risk, where the use of the most advanced internally modelled approaches for low-default portfolios will be limited;

•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approaches;

•
revisions to the capital floor, under which banks’ risk-weighted assets generated by internal models must be no lower than 72.5% of the total risk-weighted assets as calculated using only the standardized approaches under the revised Basel III framework; and

•	requirements to disclose risk-weighted assets based on the standardized approaches.
In addition, under the finalized Basel III reforms,
G-SIBs
are required to meet a leverage ratio buffer, which takes the form of a Tier 1 capital buffer set at 50% of the applicable
G-SIB’s
risk-weighted capital buffer, and various refinements are made to the definition of the leverage ratio exposure measure based on the text of the leverage ratio framework issued by the BCBS in January 2014. Furthermore, in January 2019, the GHOS endorsed the finalized market risk capital framework that was scheduled to take effect as of January 1, 2022, concurrent with the implementation of the finalized Basel III reforms. In March 2020, however, the GHOS announced that, in order to provide additional operational capacity for banks and supervisors to respond to the immediate financial stability priorities resulting from the impact of the coronavirus disease
(COVID-19)
on the global banking system, it would endorse a set of measures, including the deferral of the implementation date of the finalized Basel III reforms by one year to January 1, 2023, and the extension of the accompanying transitional arrangements for the output floor by one year to January 1, 2028, as well as the implementation date of the finalized market risk capital framework by one year to January 1, 2023. As a result, under the finalized Basel III reforms, the revisions to the capital floor were scheduled to be phased in from January 1, 2023, with the initial capital floor of 50%, and were scheduled to be fully implemented at 72.5% from January 1, 2028, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure were scheduled to take effect from January 1, 2023. The leverage ratio buffer requirement for
G-SIBs
took effect from January 1, 2023.
On March 30, 2020, the Financial Services Agency announced a deferral of the date of implementation in Japan of the Basel III finalization framework by one year until March 31, 2023. Furthermore, in April and November 2022, the Financial Services Agency published amendments to the regulatory notices regarding operational risk, credit risk, market risk and CVA risk under the Basel III finalization framework, under which the implementation of the Basel III finalization framework was further deferred in Japan by one year, based on the international situation and dialogue with stakeholders, such that in respect of the Japanese banks with international operations and Japanese banks with only domestic operations that have been using internal model-based approaches for measuring risks, the implementation date was delayed to March 31, 2024, except for banks that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier. Mizuho Financial Group has not made such notification, and calculates its capital ratio in accordance with current regulations.
Leverage Ratio
The Leverage Ratio framework is critical and complementary to the risk-based capital framework that will help ensure broad and adequate capture of both on-
and
off-balance
sheet sources of banks’ leverage. This simple,
non-risk-based
measure will restrict the
build-up
of excessive leverage in the banking sector to avoid destabilizing deleveraging processes that can damage the broader financial system and the economy. Implementation of the leverage ratio requirements began with bank-level reporting to national supervisors of the leverage ratio and its components, and public disclosure became required beginning January 2015. Basel III’s leverage ratio is defined as the “capital measure” (numerator) divided by the “exposure measure” (denominator) and is expressed as a percentage. The capital measure is defined as Tier 1 capital, and the minimum leverage ratio is defined as 3%.
The Financial Services Agency applied the requirement to meet the minimum leverage ratio for bank holding companies and banks with international operations from March 31, 2019. The minimum leverage ratio is defined as 3% on a consolidated basis for bank holding companies with international operations, such as Mizuho Financial Group, or on both a consolidated and non-consolidated
basis for banks with international operations, such as Mizuho Bank and Mizuho Trust & Banking.

The implementation of the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure and the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms were deferred for one year according to the deferral of Basel III implementation announced by the GHOS described above, and the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure were scheduled to take effect from January 1, 2023. The leverage ratio buffer requirement for
G-SIBs
took effect from January 1, 2023.
In June 2019, to address the window-dressing of the leverage ratio, the BCBS agreed that internationally-active banks must disclose the amounts of adjusted gross securities financing transaction (“SFT”) assets based on quarter-end
values and on an average of daily values over the quarter as part of their Pillar 3 requirements, in addition to disclosure of the total leverage exposure and the leverage ratio as calculated using the averaged value of SFTs. Such disclosure requirement will apply to the Pillar 3 disclosure requirements associated with the version of the leverage ratio standard that will serve as the Pillar 1 minimum capital requirement and its implementation was deferred for one year to January 1, 2023 according to the announcement by the GHOS described above.
According to the deferral of the Basel III finalization framework announced by the Financial Services Agency described above, the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms were scheduled to be implemented in Japan from March 2023, and the leverage ratio requirements under the finalized definition and the Pillar 3 disclosure requirements described above are scheduled to be implemented in Japan from March 2024, except for banks that have notified the Financial Services Agency that they wish to implement the Basel III finalization framework earlier.
In July 2022, the Financial Services Agency published amendments to the regulatory notices regarding the leverage ratio requirements under the finalized definition of the leverage ratio exposure measure, and the leverage ratio buffer requirement for
G-SIBs,
under which, in Japan, (i) the leverage ratio regulations under the finalized definition of the leverage ratio exposure measure will be implemented, simultaneously in conjunction with the capital adequacy requirements under the Basel III finalization framework, from March 31, 2024, except for financial institutions that implement the Basel III finalization framework earlier, and (ii) the leverage ratio buffer requirement for
G-SIBs
took effect from March 31, 2023. In addition, in November 2022, the Financial Services Agency published revised ordinances regarding the leverage ratio buffer requirement for
G-SIBs
under the finalized Basel III reforms with effect from March 2023, under which, if such buffer requirements are not satisfied, a capital distribution constraints plan is required to be submitted to the Financial Services Agency and carried out.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the leverage ratio regulations, which introduced temporary measures to exclude amounts of deposits held at the Bank of Japan from the calculation of leverage ratio exposure due to the uncertainty of the impact of
COVID-19.
The implementation period of such temporary measures has been extended to the end of March 2024. In November 2022, the Financial Services Agency amended the leverage ratio regulations with effect from April 2024, which will raise the minimum leverage ratio from 3% to 3.15% and add 0.05% to the leverage ratio buffer requirement for
G-SIBs,
while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the leverage ratio exposure, taking into account exceptional macroeconomic conditions and other circumstances.
Total Loss Absorbing Capacity
Related to regulatory capital requirements, in November 2015, the FSB issued the final Total Loss Absorbing Capacity (“TLAC”) standard for
G-SIBs.
The TLAC standard has been designed so that failing
G-SIBs
will have sufficient loss-absorbing and recapitalization capacity available in resolution for authorities to implement an orderly resolution.
G-SIBs
are required to meet the TLAC requirement alongside the minimum regulatory requirements set out in the Basel III framework.

Following the publication of the final TLAC standards for
G-SIBs
by the FSB, in April 2016, the Financial Services Agency published an explanatory paper outlining its approach for the introduction of the TLAC framework in Japan, and a revised version of this document was published in April 2018. In March 2019, the Financial Services Agency published regulatory notices and related materials to implement the TLAC requirements in Japan, which (i) was phased in from March 31, 2019 and has been fully applied from March 31, 2022 for Japanese
G-SIBs,
and (ii) has been phased in from March 31, 2021 and will be fully applied from March 31, 2024 for a financial group designated as a
D-SIB
by the Financial Services Agency which is deemed to be in particular need of a cross-border resolution arrangement and to be of particular systemic significance to the Japanese financial system in the event of its failure (together with Japanese
G-SIBs,
the “Covered SIBs”). According to the Financial Services Agency’s approach above, which is subject to change based on future international discussions, the preferred resolution strategy for Covered SIBs is Single Point of Entry (“SPE”) resolution, in which resolution tools are applied to the ultimate holding company of a group by a single national resolution authority, although the actual measures to be taken will be determined on a case-by-case
basis considering the actual condition of the relevant Covered SIB in crisis. To implement this SPE resolution strategy effectively under the FSB’s final TLAC standards and the Japanese TLAC requirements, the ultimate holding company in Japan of the relevant Covered SIB designated as the resolution entity in Japan of such Covered SIB by the Financial Services Agency (the “Domestic Resolution Entity”) is required to (i) meet the minimum external TLAC requirements, and (ii) cause its material subsidiaries or material sub-groups
that are designated as systemically important by the Financial Services Agency or that are subject to TLAC requirements or similar requirements by the relevant foreign authority to maintain a certain level of capital and debt recognized as having loss-absorbing and recapitalization capacity, or internal TLAC. Under the Japanese TLAC regulations, the Financial Services Agency designated Mizuho Financial Group as the Domestic Resolution Entity, and designated Mizuho Bank, Mizuho Trust & Banking and Mizuho Securities as Mizuho Financial Group’s material subsidiaries in Japan. External TLAC eligible instruments generally consist of instruments issued by the Domestic Resolution Entity of the relevant Covered SIB that meet the criteria for inclusion in external TLAC requirements and others less any regulatory adjustments. Internal TLAC eligible instruments generally consist of instruments issued by the material subsidiaries of the relevant Covered SIBs designated as systemically important by the Financial Services Agency, which are subject to the internal TLAC requirements such as subordinated debt that meet the criteria for inclusion in internal TLAC requirements and others less any regulatory adjustments.
Under the Japanese TLAC regulations,
G-SIBs
are required to meet a minimum TLAC requirement of at least 18% of the resolution group’s risk-weighted assets and at least 6.75% of the Basel III leverage ratio denominator. In addition, Japanese
G-SIBs
are allowed to count the Japanese Deposit Insurance Fund Reserves in an amount equivalent to 3.5% of their consolidated risk-weighted assets as their external TLAC.
In June 2020, in coordination with the monetary policy of the Bank of Japan in response to the impact of
COVID-19,
the Financial Services Agency amended the TLAC regulations, which introduced the temporary measures to exclude amounts of deposits held at the Bank of Japan from the calculation of external TLAC ratio on a total exposure basis due to the uncertainty of the impact of
COVID-19.
The implementation period of such temporary measures has been extended to the end of March 2024. In November 2022, the Financial Services Agency amended the TLAC regulations with effect from April 2024, which will raise the minimum TLAC ratio on a total exposure basis from 6.75% to 7.10%, while continuing to exclude amounts of deposits held at the Bank of Japan from the calculation of the external TLAC ratio on a total exposure basis, taking into account exceptional macroeconomic conditions and other circumstances.
Unless otherwise specified, the regulatory capital and leverage ratio information set forth in this “—Capital Adequacy” is based on the current Basel III rules.

Consolidated Capital Adequacy Ratios, Leverage Ratios and TLAC Ratios
Our consolidated capital adequacy ratios, leverage ratios and TLAC ratios as of March 31 and September 30, 2023, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of
	March 31, 2023	September 30, 2023	Increase (decrease)

	(in billions of yen, except percentages)
Common Equity Tier 1 (CET1) capital	¥8,315.5	¥8,885.3	¥569.8
Additional Tier 1 capital	1,487.8	1,751.0	263.2

Tier 1 capital	9,803.3	10,636.3	833.0
Tier 2 capital	1,503.5	1,591.8	88.3

Total capital	¥11,306.9	¥12,228.2	¥921.3

Risk-weighted assets	¥70,434.1	¥77,063.5	¥6,629.4
CET1 capital ratio	11.80%	11.52%	(0.28%)
Required CET1 capital ratio (1)	8.06%	8.10%	0.04%
Tier 1 capital ratio	13.91%	13.80%	(0.11%)
Required Tier 1 capital ratio (1)	9.56%	9.60%	0.04%
Total capital ratio	16.05%	15.86%	(0.19%)
Required total capital ratio (1)	11.56%	11.60%	0.04%
CET1 available after meeting the bank’s minimum capital requirements	7.30%	7.02%	(0.28%)

Total Exposure (2)	¥219,441.1	¥242,406.1	¥22,965.0
Leverage ratio (2)	4.46%	4.38%	(0.08%)
External TLAC ratio (risk-weighted assets basis, excluding capital buffers)	24.02%	23.22%	(0.80%)
External TLAC ratio (total exposure basis, including capital buffers) (2)	8.85%	8.52%	(0.33%)

Notes:
(1)
The required ratios disclosed above, as of March 31 and September 30, 2023, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.06% and 0.1%, respectively, and the additional loss absorbency requirements for
G-SIBs
and
D-SIBs
of 1.0%, which are all in addition to the regulatory minima. These buffers and additional loss absorbency requirements are applied to us but not to our banking subsidiaries.

(2)
Amounts of deposits to the Bank of Japan are excluded from the calculation of the total exposure, the leverage ratio and the external TLAC ratio (total exposure basis, including capital buffers) described above based on the leverage ratio regulations and the TLAC regulations each described above, as applicable.

Our total capital ratio as of September 30, 2023 was 15.86%, a decrease of 0.19% compared to March 31, 2023. Our Tier 1 capital ratio as of September 30, 2023 was 13.80%, a decrease of 0.11% compared to March 31, 2023. Our CET1 capital ratio as of September 30, 2023 was 11.52%, a decrease of 0.28% compared to March 31, 2023. The decrease in our CET1 capital ratio, Tier 1 capital ratio and total capital ratio were due mainly to an increase in the risk weighted assets. We believe that we were in compliance with all capital adequacy requirements to which we were subject as of September 30, 2023.

Principal Banking Subsidiaries
Capital adequacy ratios and leverage ratios of our principal banking subsidiaries, on a consolidated basis, as of March 31 and September 30, 2023, calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency, were as set forth in the following table:

	As of		Increase (decrease)
	March 31, 2023	September 30, 2023
Mizuho Bank
Common Equity Tier 1 capital ratio	10.51%	10.43%	(0.08%)
Tier 1 capital ratio	12.78%	12.87%	0.09%
Total capital ratio	14.94%	14.99%	0.05%
Leverage ratio	4.03%	4.04%	0.01%
Mizuho Trust & Banking
Common Equity Tier 1 capital ratio	25.94%	28.41%	2.47%
Tier 1 capital ratio	25.94%	28.41%	2.47%
Total capital ratio	25.95%	28.42%	2.47%
Leverage ratio	10.61%	11.58%	0.97%
We believe each of our principal banking subsidiaries was in compliance with all capital adequacy requirements as of September 30, 2023.
Our securities subsidiary in Japan is also subject to the capital adequacy requirement under the Financial Instruments and Exchange Act. Under this requirement, securities firms whose total assets exceed ¥1 trillion, such as Mizuho Securities, must maintain a minimum capital adequacy ratio of 120% both on a consolidated and non-consolidated
basis calculated as a percentage of capital accounts less certain assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty and basic risks. Specific guidelines are issued as a ministerial ordinance and a regulatory notice that detail the definition of essential components of the capital ratios, including capital, disallowed assets and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. For example, each on a non-consolidated
basis, a capital ratio of less than 140% will call for regulatory reporting, a capital ratio of less than 120% may lead to an order to change the business conduct or place the property in trust and a capital ratio of less than 100% may lead to a temporary suspension of all or part of the business operations and further, to the cancellation of the license to act as a securities broker and dealer. We believe, as of September 30, 2023, that our securities subsidiary in Japan was in compliance with all capital adequacy requirements to which it was subject.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)

	March 31, 2023	September 30, 2023

	(in millions of yen)
Assets:
Cash and due from banks	2,241,929	1,880,832
Interest-bearing deposits in other banks	65,750,366	60,853,534
Call loans and funds sold	1,647,472	992,335
Receivables under resale agreements	11,695,014	15,333,764
Receivables under securities borrowing transactions	1,891,576	1,817,122
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,355,733 million at March 31, 2023 and ¥10,565,673 million at September 30, 2023)	29,641,038	40,894,500
Investments (Note 3):
Available-for-sale securities (including assets pledged that secured parties are permitted to sell or repledge of ¥2,466,444 million at March 31, 2023 and ¥3,709,569 million at September 30, 2023), net of allowance	23,233,769	26,454,513
Held-to-maturity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥1,594,501 million at March 31, 2023 and ¥2,787,646 million at September 30, 2023)	2,050,107	2,998,706
Equity securities	3,691,870	4,679,178
Other investments	667,201	792,821
Loans (Notes 4 and 5)	94,175,757	97,799,302
Allowance for credit losses on loans	(700,959)	(729,994)

Loans, net of allowance	93,474,798	97,069,308
Premises and equipment-net	1,653,888	1,668,493
Due from customers on acceptances	405,742	421,187
Accrued income	510,791	628,233
Goodwill	92,928	92,949
Intangible assets	44,681	41,343
Deferred tax assets	386,592	351,074
Other assets (Note 6)	9,700,960	9,688,363

Total assets	248,780,722	266,658,254

The following table presents the assets of consolidated variable interest e nti
ties (“VIE”s), which are included in the consolidated balance sheets above. The assets in the table below can be used only to settle obligations of consolidated VIEs.

	March 31, 2023	September 30, 2023

	(in millions of yen)
Assets of consolidated VIEs:
Cash and due from banks	1,941	5,507
Interest-bearing deposits in other banks	155,551	156,416
Call loans and funds sold	260,997	280,383
Trading account assets	2,614,888	2,773,767
Investments	233,348	248,898
Loans, net of allowance	8,381,183	8,395,772
All other assets	505,636	592,816

Total assets	12,153,544	12,453,558

See the accompanying Notes to the Consolidated Fin
a
ncial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (Unaudited)—(Continued)

	March 31, 2023	September 30, 2023

	(in millions of yen)
Liabilities and equity:
Deposits:
Domestic:
Noninterest-bearing deposits	33,136,655	28,000,971
Interest-bearing deposits	92,625,324	96,221,373
Foreign:
Noninterest-bearing deposits	3,042,821	2,562,538
Interest-bearing deposits	36,130,825	39,004,315
Due to trust accounts	749,382	328,516
Call money and funds purchased	1,814,874	1,584,268
Payables under repurchase agreements (Note 19)	25,737,154	33,186,213
Payables under securities lending transactions (Note 19)	886,391	1,240,752
Other short-term borrowings (including liabilities accounted for at fair value of ¥133,431 million at September 30, 2023) (Note 17)	3,397,329	3,614,033
Trading account liabilities	19,362,943	26,445,936
Bank acceptances outstanding	405,742	421,187
Income taxes payable	88,277	97,888
Deferred tax liabilities	25,424	30,923
Accrued expenses	442,729	516,059
Long-term debt (including liabilities accounted for at fair value of ¥2,680,164 million at March 31, 2023 and ¥2,998,059 million at September 30, 2023) ( No te 17)	14,893,023	15,846,721
Other liabilities (Note 6)	6,316,695	7,331,789

Total liabilities	239,055,588	256,433,482

Commitments and contingencies (Note 14)

Equity:
MHFG shareholders’ equity:
Common stock (Note 7)-no par value, authorized 4,800,000,000 shares, and issued 2,539,249,894 shares at March 31, 2023 and September 30, 2023	5,832,729	5,832,435
Retained earnings	2,442,153	2,641,663
Accumulated other comprehensive income (loss), net of tax (Note 8)	649,395	865,702
Less: Treasury stock, at cost-Common stock 5,027,306 shares at March 31, 2023, and 4,425,650 shares at September 30, 2023	(8,786)	(8,440)

Total MHFG shareholders’ equity	8,915,491	9,331,361
Noncontrolling interests	809,643	893,411

Total equity	9,725,134	10,224,772

Total liabilities and equity	248,780,722	266,658,254

The following table presents the liabilities of consolidated VIEs, which are included in the consolidated balance sheets above. The creditors or investors of the consolidated VIEs have no recourse to the MHFG Group, except where the Group provides credit enhancement through guarantees or other means.

	March 31, 2023	September 30, 2023

	(in millions of yen)
Liabilities of consolidated VIEs:
Payables under securities lending transactions	128,548	149,410
Other short-term borrowings	187,852	189,820
Trading account liabilities	64,708	17,843
Long-term debt	1,164,719	1,376,364
All other liabilities	1,057,384	1,122,908

Total liabilities	2,603,211	2,856,344

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Interest and dividend income:
Loans, including fees	748,122	1,440,256
Investments:
Interest	42,293	74,857
Dividends	37,132	54,359
Trading account assets	189,435	336,858
Call loans and funds sold	2,263	17,084
Receivables under resale agreements and securities borrowing transactions	87,129	308,485
Deposits in other banks	134,632	484,683

Total interest and dividend income	1,241,006	2,716,582

Interest expense:
Deposits	265,849	1,029,823
Trading account liabilities	55,297	84,881
Call money and funds purchased	5,298	13,046
Payables under repurchase agreements and securities lending transactions	177,958	730,675
Other short-term borrowings	11,088	42,473
Long-term debt	110,453	179,703

Total interest expense	625,943	2,080,600

Net interest income	615,063	635,982
Provision (credit) for credit losses (Notes 3 and 5)	37,646	(2,484)

Net interest income after provision (credit) for credit losses	577,417	638,466

Noninterest income (Note 16):
Fee and commission income	448,744	523,998
Foreign exchange gains (losses)-net	128,897	22,548
Trading account gains (losses)-net	(851,080)	(257,638)
Investment gains (losses)-net:
Debt securities	8,057	4,403
Equity securities	(113,461)	490,375
Equity in earnings (losses) of equity method investees-net	(5,003)	46,741
Gains on disposal of premises and equipment	1,811	8,261
Other noninterest income	168,254	152,903

Total noninterest income (loss)	(213,781)	991,591

Noninterest expenses:
Salaries and employee benefits	340,108	370,573
General and administrative expenses	339,648	346,743
Occupancy expenses	82,980	81,136
Fee and commission expenses	102,903	119,116
Provision (credit) for credit losses on off-balance-sheet instruments	5,590	7,398
Other noninterest expenses	55,019	114,269

Total noninterest expenses	926,248	1,039,235

Income (loss) before income tax expense (benefit)	(562,612)	590,822
Income tax expense (benefit) (Note 11)	(171,905)	178,289

Net income (loss)	(390,707)	412,532
Less: Net income (loss) attributable to noncontrolling interests	(11,830)	105,520

Net income (loss) attributable to MHFG shareholders	(378,877)	307,013

	(in yen)
Earnings per common share (Note 10):
Basic net income (loss) per common share	(149.38)	121.06

Diluted net income (loss) per common share	(149.38)	121.04

Dividends per common share	42.50	50.00

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

	Six months ended September 30,
	2022	2023

	(in millions of yen)

Net income (loss) (Note)	(390,707)	412,532
Other comprehensive income (loss), net of tax	260,349	217,532

Total comprehensive income (loss)	(130,358)	630,065
Less: Total comprehensive income (loss) attributable to noncontrolling interests	(10,205)	106,744

Total comprehensive income (loss) attributable to MHFG shareholders	(120,153)	523,321

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY (Unaudited)

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Common stock:
Balance at beginning of period	5,816,834	5,832,729
Performance-based stock compensation program	(740)	(215)
Change in ownership interests in consolidated subsidiaries	16,273	—
Other	—	(80)

Balance at end of period	5,832,367	5,832,435

Retained earnings:
Balance at beginning of period	2,665,608	2,442,153
Net income (loss) attributable to MHFG shareholders	(378,877)	307,013
Dividends declared	(101,543)	(107,883)
Other	(133)	381

Balance at end of period	2,185,055	2,641,663

Accumulated other comprehensive income (loss), net of tax (Note 8) (Note) :
Balance at beginning of period	440,112	649,395
Change during period	258,723	216,308

Balance at end of period	698,835	865,702

Treasury stock, at cost:
Balance at beginning of period	(8,342)	(8,786)
Purchases of treasury stock	(1,941)	(2,360)
Disposal of treasury stock	1,731	2,707

Balance at end of period	(8,552)	(8,440)

Total MHFG shareholders’ equity	8,707,705	9,331,361

Noncontrolling interests:
Balance at beginning of period	528,019	809,643
Transactions between the MHFG Group and the noncontrolling interest shareholders	226,180	(11,493)
Dividends paid to noncontrolling interests	(14,658)	(11,483)
Net income (loss) attributable to noncontrolling interests	(11,830)	105,520
Other	1,625	1,224

Balance at end of period	729,336	893,411

Total equity	9,437,041	10,224,772

Note:
The amounts that have been reclassified out of Accumulated other comprehensive income (loss), net of tax into net income are presented in Note 8 “Accumulated other comprehensive income (loss), net of tax.”

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Cash flows from operating activities:
Net income (loss)	(390,707)	412,532
Less: Net income (loss) attributable to noncontrolling interests	(11,830)	105,520

Net income (loss) attributable to MHFG shareholders	(378,877)	307,013
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	126,328	103,413
Provision (credit) for credit losses	37,646	(2,484)
Investment losses (gains)-net	105,404	(494,778)
Equity in losses (earnings) of equity method investees-net	5,003	(46,741)
Foreign exchange losses (gains)-net	739,266	599,299
Deferred income tax expense (benefit)	(239,149)	54,427
Net change in trading account assets	(9,096,063)	(9,320,622)
Net change in trading account liabilities	9,008,728	6,268,701
Net change in loans held for sale	(122,683)	62,849
Net change in accrued income	(80,069)	(86,063)
Net change in accrued expenses	108,023	40,257
Other-net	(181,041)	480,177

Net cash provided by (used in) operating activities	32,516	(2,034,549)

Cash flows from investing activities:
Proceeds from sales of Available-for-sale securities	22,862,094	15,907,621
Proceeds from sales of Equity securities (1)	579,215	1,482,904
Proceeds from maturities of Available-for-sale securities	21,944,842	18,635,847
Proceeds from maturities of Held-to-maturity securities	79,580	286,594
Purchases of Available-for-sale securities	(38,002,539)	(37,609,753)
Purchases of Held-to-maturity securities	(453,020)	(988,261)
Purchases of Equity securities (1)	(582,312)	(1,832,574)
Proceeds from sales of loans	255,831	308,035
Net change in loans	(4,681,239)	(422,364)
Net change in call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	(1,141,636)	(1,778,011)
Proceeds from sales of premises and equipment	2,362	9,825
Purchases of premises and equipment	(84,327)	(100,783)
Proceeds from sales of investments in subsidiaries (affecting the scope of consolidation)	2,872	—
Purchases of investments in subsidiaries (affecting the scope of consolidation)	(49,185)	(16,320)

Net cash provided by (used in) investing activities	732,538	(6,117,242)

Cash flows from financing activities:
Net change in deposits	4,103,867	(3,204,702)
Net change in call money and funds purchased, and payables under repurchase agreements and securities lending transactions	1,313,784	4,961,440
Net change in due to trust accounts	(40,123)	(420,865)
Net change in other short-term borrowings	(4,277,836)	(105)
Proceeds from issuance of long-term debt	1,198,626	1,718,468
Repayment of long-term debt	(1,245,843)	(1,681,532)
Proceeds from noncontrolling interests	418	27,973
Payments to noncontrolling interests	(50,642)	(41,473)
Proceeds from sales of treasury stock	1,009	2,707
Purchases of treasury stock	(1,270)	(2,360)
Dividends paid	(101,546)	(107,843)
Dividends paid to noncontrolling interests	(14,658)	(11,483)

Net cash provided by financing activities	885,786	1,240,224

Effect of exchange rate changes on cash and cash equivalents	1,747,852	1,653,638

Net increase (decrease) in cash and cash equivalents (2)	3,398,692	(5,257,929)
Cash and cash equivalents at beginning of period (2)	52,174,289	67,992,295

Cash and cash equivalents at end of period (2)	55,572,981	62,734,366

Supplemental disclosure of cash flow information:
Noncash investing activities:
Transfer of loans into loans held-for-sale	15,744	1,621

Notes:
(1)	Proceeds from sales of Equity securities as well as Purchases of Equity securities include cash activity related to Other investments, the amounts of which are not significant.
(2)
Cash and cash equivalents consists of Cash and due from banks and Interest-bearing deposits in other banks. Cash deposited with central banks that must be maintained to meet minimum regulatory requirements is classified as restricted cash and included in Cash and cash equivalents.

See the accompanying Notes to the Consolidated Financial Statements.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of presentation
Mizuho Financial Group, Inc. (“MHFG”) is a joint stock corporation with limited liability under the laws of Japan. MHFG is a holding company for Mizuho Bank, Ltd. (“MHBK”), Mizuho Trust & Banking Co., Ltd. (“MHTB”), Mizuho Securities Co., Ltd. (“MHSC”), Asset Management One Co., Ltd. (“Asset Management One”), and other subsidiaries. MHFG, through its subsidiaries (“the MHFG Group,” or “the Group”), provides domestic and international financial services in Japan and other countries. For a discussion of the Group’s segment information, see Note 20 “Business segment information.”
MHFG and its domestic subsidiaries as well as its foreign subsidiaries maintain their accounting records in accordance with the accounting standards of Japan and those standards of the countries in which they are domiciled. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform them to the accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements are stated in Japanese yen, the currency of the country in which MHFG is incorporated and principally operates.
The accompanying consolidated financial statements include the accounts of MHFG and its subsidiaries. MHFG’s interim financial reporting period ends on September 30. Certain of MHFG’s subsidiaries have different interim financial reporting periods than September 30. For those subsidiaries with interim financial reporting periods within three months of MHFG’s interim financial reporting period, the effect of intervening events that materially affect the financial position or results of operations through the date of each of the periods presented in the MHFG’s consolidated financial statements have been considered for adjustment and/or disclosure. When determining whether to consolidate investee entities, the MHFG Group performs an analysis of the facts and circumstances of the particular relationships between the MHFG Group and the investee entities as well as the ownership of voting shares. The consolidated financial statements also include the accounts of VIEs for which MHFG or its subsidiaries have been determined to be the primary beneficiary in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, “Consolidation” (“ASC 810”). All significant intercompany transactions and balances have been eliminated upon consolidation. The MHFG Group accounts for investments in entities over which it has significant influence by using the equity method of accounting. These investments are included in Other investments and the Group’s proportionate share of income or loss is included in Equity in earnings (losses) of equity method investees-net.
Certain comparative amounts for the prior period have been reclassified in order to conform to the current period’s presentation.
The unaudited interim consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the MHFG Group’s most recent annual report on Form
20-F
for the fiscal year ended March 31, 2023.
Certain financial information that is normally included in annual financial statements prepared in accordance with U.S. GAAP, but is not required for interim reporting purposes, has been condensed or omitted.
The financial statements reflect all normal and recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the results for the interim periods.
Use of estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts and related disclosures. Specific areas, among

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

others, requiring the application of management’s estimates and judgment include assumptions pertaining to the allowance for credit losses, valuation of loans held-for-sale,
valuation of deferred tax assets, valuation of derivative financial instruments, valuation of investments, valuation of certain other short-term borrowings and long-term debt where the fair value option has been elected, valuation of pension and other employee benefits, and impairment of long-lived assets. During times of geopolitical unrest such as the situation in Russia and Ukraine, the deterioration of relations between the US and China and economic uncertainty such as elevated global inflation, estimates become more sensitive and it is reasonably possible that actual results could differ from estimates and assumptions made.
Financial instruments—current expected credit losses (“CECL”)
CECL established a single allowance framework for all financial assets measured at amortized cost and certain off-balance-sheet
instrument exposures. This framework requires management’s estimate to reflect credit losses over the instrument’s remaining expected life and consider expected future changes in macroeconomic conditions. ASC 326, “Financial Instruments—Credit Losses” (“ASC 326”), replaced the incurred loss impairment methodology in prior U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of information such as relevant information about past events including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount, for the purpose of informing credit loss estimates. This ASC requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The income statement reflects the measurement of credit losses for newly recognized financial assets, as well as the expected increases or decreases of expected credit losses that have taken place during the period. This ASC also requires that credit losses on available-for-sale
debt securities be presented as an allowance for credit losses rather than as a write-down and limits the amount of the allowance for credit losses to the amount by which fair value is below amortized cost. Per the accounting policy election, the MHFG Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies. The amount of accrued interest receivable reversed through interest income was not significant for March 31, 2023 and September 30, 2023.
Allowance and provision (credit) for credit losses on loans
The MHFG Group makes adjustments to the allowance for credit losses on loans through Provision (credit) for credit losses in the consolidated statements of income in each reporting period. Loan principal that management judges to be uncollectible, based on detailed loan reviews and a credit quality assessment, is charged off against the allowance for credit losses on loans. In general, the Group charges off loans when the Group determines that the obligor should be classified as substantially bankrupt or bankrupt. See Note 4 “Loans” for the definitions of obligor categories. Obligors in the retail portfolio segment are generally determined to be substantially bankrupt when they are past due for more than six months, and as for obligors in the corporate portfolio segment, the Group separately monitors the credit quality of each obligor without using time-based triggers.
The MHFG Group maintains an appropriate allowance for credit losses on loans to represent management’s estimate of the expected credit losses in the Group’s loan portfolio. Management evaluates the appropriateness of the allowance for credit losses on loans semi-annually. The allowance considers expected credit losses over the remaining expected lives of the applicable instruments. The expected life of each instrument is determined by considering expected prepayments, contractual terms and cancellation features. The allowance for credit losses involves significant judgments on a number of matters including expectations of future economic conditions, assignment of obligor ratings, valuation of collateral, and the development of qualitative adjustments.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

When determining expected credit losses, a single forward-looking macroeconomic scenario is considered over a reasonable and supportable forecast period. This forward-looking macroeconomic scenario is in line with the scenario used for the Group’s business plan. If the scenarios are not reflective of management’s expectation, adjustments may be made to the scenario. After the forecast period, the Group reverts to long-term historical loss experience with a certain graduated transition period, to estimate losses over the remaining lives of financial assets measured at amortized cost and certain off-balance-sheet
instruments. The macroeconomic scenario is updated semi-annually in principle and is reviewed to reflect current economic conditions and the Group’s expectation of future conditions on a timely basis. For March 31, 2023 and September 30, 2023, the Group used the most recent macroeconomic scenario available during the Group’s credit loss estimation process.
In terms of the internal risk ratings, for the corporate portfolio segment, the credit quality review process and the credit rating process serve as the basis for determining the allowance for credit losses on loans. Through such processes loans are categorized into groups to reflect the probability of default, whereby the MHFG Group’s management assesses the ability of borrowers to service their debt, taking into consideration current financial information, ability to generate cash, historical payment experience, analysis of relevant industry segments and current trends. For the retail portfolio segment, the different categories of past due status of loans are primarily utilized in the credit quality review and the credit rating processes as the basis for determining the allowance for credit losses on loans.
In general, the MHFG Group estimates expected credit losses collectively on the loans in the case of normal and watch obligors, considering the risk associated with a particular pool and the probability that the exposures within the pool will deteriorate or default. The allowance for credit losses on nonaccrual loans generally includes the allowance for those loans that were individually evaluated for expected credit losses. See Note 4 “Loans” for the definitions of obligor categories and classification of nonaccrual loans.
The estimation of expected credit losses that are evaluated collectively begins with a quantitative calculation that considers the likelihood of the borrower changing delinquency status or moving from one obligor category or rating to another. The quantitative calculation covers expected credit losses over an instrument’s expected life and is estimated by applying credit loss factors to the MHFG Group’s estimated exposure at default. The credit loss factors incorporate the probability of default as well as the loss given default based on the historical loss rates. To supplement the historical loss data for overseas obligors, external credit ratings such as S&P are also used to calculate the probability of default. The model and inputs used to determine credit losses on loans that are evaluated collectively are analyzed on a periodic basis by comparing the estimated values with the actual results subsequent to the balance sheet date.
The MHFG Group divides its overall portfolio into domestic and foreign portfolios and categorizes the domestic portfolio into four portfolio segments according to their risk profiles: corporate, retail, sovereign, and banks and financial institutions.
The corporate portfolio segment consists of loans originated primarily by MHBK and MHTB, and includes mainly business loans such as those used for working capital and capital expenditure, as well as loans for which the primary source of repayment of the obligation is income generated by the relevant assets such as project finance, asset finance and real estate finance. The corporate portfolio segment is divided into two classes based on their risk characteristics: large companies, and small and medium-sized
companies. For the corporate portfolio segment, the MHFG Group considers key economic factors such as gross domestic products for Japan and each relevant foreign location, where the portfolio is significant, and the interest rates in Japan when estimating the credit loss.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The retail portfolio segment consists mainly of residential mortgage loans originated by MHBK, and it is divided into two classes based on their risk characteristics: housing loan and others. For the retail portfolio segment, the Japanese unemployment rate is applied as a key factor. As it pertains to modified loans in the retail portfolio segment, the restructuring itself, as well as subsequent payment defaults, if any, are considered in determining obligor categories. Expected credit loss estimates also include consideration of expected cash recoveries on loans previously charged-off,
or expected recoveries on collateral dependent loans where recovery is expected through sale of the collateral.
The allowance recorded for individually evaluated loans is based on (1) the present value of expected future cash flows, after considering the restructuring effect and subsequent payment default with respect to modified loans, discounted at the loan’s post-modification contractual effective interest rate, (2) the loan’s observable market price, or (3) the fair value of the collateral if the loan is collateral dependent. The collateral that the MHFG Group obtains for loans consists primarily of real estate. In obtaining the collateral, the Group evaluates the fair value of the collateral and its legal enforceability. The Group also performs subsequent re-evaluations
at least once a year. As it pertains to real estate collateral, valuation is generally performed by an appraising subsidiary which is independent from the Group’s loan origination departments by using generally accepted valuation techniques such as (1) the replacement cost approach, (2) the sales comparison approach or (3) the income approach. In the case of large real estate collateral, the Group generally engages third-party appraisers to perform the valuation.
The MHFG Group’s methodology for determining the appropriate allowance for credit losses on loans also considers the imprecision inherent in the methodologies used. As a result, the amounts determined under the methodologies described above could be adjusted by management to consider the potential impact of other qualitative factors which include, but are not limited to, imprecision in macroeconomic scenario assumptions and emerging risks related to changes in the environment that are affecting specific portfolio segments including segments impacted by the Russia-Ukraine situation, the deterioration of relations between the US and China adversely impacting the global economy and particularly certain business sectors, including the semiconductor industry, in addition to the recovery of inbound tourist demand following the end of COVID-19, and the inflation of import prices due to the depreciation of the yen. Considering internal and external factors affecting the credit quality of the portfolio, the Group incorporated the estimated impact of the Russia-Ukraine situation, current relations between the US and China, energy prices, financial variables including interest rates and exchange rates, increased labor costs, the downturn of the semiconductor market and its potential prolongation and other factors contributing to economic uncertainty into the macroeconomic scenario by using assumptions such as the future outlook of the business environment for specific portfolio segments and the current forecast for the growth rate of gross domestic product.
In terms of the Russia-Ukraine situation, considering the country risk arising from the continued sanctions against Russia and the downgrading of their credit rating, the MHFG Group incorporated the estimated impact of the Russia-Ukraine situation into the macroeconomic scenario used for determining the allowance for credit losses on loans.
Allowance and provision (credit) for credit losses on
off-balance-sheet
instruments
The MHFG Group maintains an allowance for credit losses on
off-balance-sheet
instruments, such as guarantees and standby letters of credit in the same manner as the allowance for credit losses on loans. The Group similarly assesses the expected loss amounts for commitments to invest in securities and commitments to extend credit, considering the probability of drawdowns. The allowance is recorded in Other liabilities. Net changes in the

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

allowance for credit losses on
off-balance-sheet
instruments are accounted for in Provision (credit) for credit losses on off-balance-sheet
instruments in the consolidated statements of income.
Allowance and provision (credit) for credit losses on
available-for-sale
securities

The MHFG Group performs periodic reviews to identify impaired securities in accordance with ASC 326.
Available-for-sale
securities are impaired if the fair value is less than the amortized cost (excluding accrued interest receivable). For available-for-sale
debt securities, in the cases where the Group has the intent to sell an available-for-sale
debt security or more likely than not will be required to sell an available-for-sale
debt security before the recovery of its amortized cost basis, the entire difference between amortized cost basis and fair value is recognized immediately through earnings. In other cases, the Group evaluates expected cash flows to be received and determines if a credit loss exists, and if so, the amount of the credit loss is recognized in Provision (credit) for credit losses, while the remaining decline in fair value is recognized in other comprehensive income, net of applicable taxes.
2. Issued accounting pronouncements
Adopted accounting pronouncements
In March 2020, the FASB issued ASU
No.2020-04,
“Reference Rate Reform (Topic 848)—Facilitation of the Effects of Reference Rate Reform on Financial Reporting” (“ASU
No.2020-04”).
The ASU provides optional expedients and exceptions for contracts, hedging relationships, and other transactions affected by reference rate reform. In January 2021, the FASB issued ASU
No.2021-01,
“Reference Rate Reform (Topic 848)—Scope” (“ASU
No.2021-01”).
The ASU clarifies that certain optional expedients and exceptions for contract modifications and hedge accounting apply to derivatives that are affected by the transition. In December 2022, the FASB issued ASU
No.2022-06,
“Reference Rate Reform (Topic 848)—Deferral of the Sunset Date of Topic 848” (“ASU
No.2022-06”).
The ASU amends the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. ASU
No.2020-04
is effective as of March 12, 2020 through December 31, 2024. ASU
No.2021-01
is effective as of January 7, 2021 through December 31, 2024. ASU
No.2022-06
is effective as of December 21, 2022 through December 31, 2024. The MHFG Group has elected the practical expedient for modifications of contracts. The practical expedient provides an election to account for certain contract amendments related to reference rate reform without the requirement to assess the significance of the modifications. The main reason for applying the practical expedient is to ease the administrative burden of accounting for contracts impacted by reference rate reform. This election has not had, and is expected to not have, a material impact on the Group’s consolidated results of operations or financial condition.
In March 2022, the FASB issued ASU
No.2022-02,
“Financial Instruments—Credit Losses (Topic 326)—Troubled Debt Restructurings and Vintage Disclosures” (“ASU
No.2022-02”).
The amendments in this update eliminate the accounting guidance for troubled debt restructurings (“TDR”s) by creditors in Subtopic
310-40,
Receivables—Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for certain loan refinancings and restructurings by creditors when a borrower is experiencing financial difficulty. Specifically, rather than applying the recognition and measurement guidance for TDRs, an entity must apply the loan refinancing and restructuring guidance in paragraphs
310-20-35-9
through
35-11
to determine whether a modification results in a new loan or a continuation of an existing loan. The amendments in this update also require that an entity disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases within the scope of Topic 326. The MHFG Group adopted ASU
No.2022-02
on April 1, 2023. The adoption of ASU
No.2022-02
did not have a material impact on its consolidated results of operations or financial condition. The amendments related to disclosures are required to be applied prospectively beginning

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

as of the date of adoption. See Note 4 “Loans” for new disclosures for periods beginning on and after April 1, 2023.
3. Investments
Available-for-sale
and
held-to-maturity
securities
The amortized cost, net of allowance for credit losses, gross unrealized gains and losses, and fair value of available-for-sale
and
held-to-maturity
securities at March 31, 2023 and September 30, 2023 are as follows:

	Amortized cost (4)(5)	Gross unrealized gains	Gross unrealized losses	Fair value

	(in millions of yen)
March 31, 2023

Available-for-sale securities:
Debt securities:
Japanese government bonds	16,483,722	3,067	37,496	16,449,293
Japanese local government bonds	560,093	198	5,628	554,663
U.S. Treasury bonds and federal agency securities	382,990	—	7,289	375,701
Other foreign government bonds	1,309,473	661	2,261	1,307,873
Agency mortgage-backed securities (1)	532,364	1,140	11,307	522,197
Residential mortgage-backed securities	48,257	71	866	47,462
Commercial mortgage-backed securities	856,708	5,157	451	861,414
Japanese corporate bonds and other debt securities	2,100,733	13,024	4,538	2,109,219
Foreign corporate bonds and other debt securities (2)	1,005,209	2,319	1,581	1,005,947

Total	23,279,549	25,637	71,417	23,233,769

Held-to-maturity securities:
Debt securities:
Japanese government bonds	799,305	2,171	1,028	800,448
Agency mortgage-backed securities (3)	1,250,802	403	136,545	1,114,660

Total	2,050,107	2,574	137,573	1,915,108

September 30, 2023

Available-for-sale securities:
Debt securities:
Japanese government bonds	19,927,552	6,343	40,859	19,893,035
Japanese local government bonds	576,292	70	10,373	565,989
U.S. Treasury bonds and federal agency securities	157,570	133	711	156,992
Other foreign government bonds	1,492,781	682	1,529	1,491,934
Agency mortgage-backed securities (1)	534,090	60	21,083	513,068
Residential mortgage-backed securities	42,478	32	1,488	41,021
Commercial mortgage-backed securities	831,648	4,867	1,374	835,142
Japanese corporate bonds and other debt securities	1,969,955	23,011	6,734	1,986,232
Foreign corporate bonds and other debt securities (2)	970,628	1,414	942	971,100

Total	26,502,994	36,611	85,092	26,454,513

Held-to-maturity securities:
Debt securities:
Japanese government bonds	579,355	665	9,815	570,205
Agency mortgage-backed securities (3)	2,419,351	3	254,840	2,164,514

Total	2,998,706	668	264,655	2,734,719

Notes:
(1)
Agency mortgage-backed securities presented in this line consist of Japanese and Foreign agency mortgage-backed securities, of which the fair values were ¥522,166 million and ¥31 million, respectively, at March 31, 2023, and ¥513,041 million and ¥27 million, respectively, at September 30, 2023. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Japanese government-sponsored enterprise. Foreign agency mortgage-backed securities primarily consist of Government National Mortgage Association (“Ginnie Mae”) securities, which are guaranteed by the United States government.

(2)
Other debt securities presented in this line primarily consist of Foreign negotiable certificates of deposit (“NCDs”) and asset-backed securities (“ABS”), of which the total fair values were ¥330,365 million at March 31, 2023, and ¥231,937 million at September 30, 2023.

(3)	All Agency mortgage-backed securities presented in this line are Ginnie Mae securities.
(4)	Amortized cost, net of the allowance for credit losses, of which the amounts related to available-for-sale securities were ¥nil at both March 31, 2023 and September 30, 2023.
(5)	Accrued interest receivables are excluded from amortized cost, of which the amount were ¥5,637 million at March 31, 2023, and ¥11,930 million at September 30, 2023 and included in Accrued income.
Contractual maturities
The amortized cost, net of allowance for credit losses, and fair value of available-for-sale
and
held-to-maturity
securities at September 30, 2023 are shown in the table below based on their contractual maturities. Expected maturities may differ from contractual maturities because some securities are not due at a single maturity date, and some securities, such as mortgage-backed securities, contain embedded call or prepayment options.

Amortized cost	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	17,729,641	665,373	1,430,815	101,722	19,927,552
Japanese local government bonds	51,595	266,148	251,551	6,998	576,292
U.S. Treasury bonds and federal agency securities	157,570	—	—	—	157,570
Other foreign government bonds	1,101,853	388,223	1,354	1,350	1,492,781
Agency mortgage-backed securities	—	—	998	533,092	534,090
Residential mortgage-backed securities	—	—	—	42,478	42,478
Commercial mortgage-backed securities	4,116	509,320	317,512	700	831,648
Japanese corporate bonds and other debt securities	376,712	1,041,562	216,770	334,911	1,969,955
Foreign corporate bonds and other debt securities	521,090	301,639	128,402	19,498	970,628

Total	19,942,576	3,172,266	2,347,403	1,040,749	26,502,994

Held-to-maturity securities:
Debt securities:
Japanese government bonds	120,005	129,971	329,379	—	579,355
Agency mortgage-backed securities	—	—	—	2,419,351	2,419,351

Total	120,005	129,971	329,379	2,419,351	2,998,706

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Available-for-sale securities:
Debt securities:
Japanese government bonds	17,729,073	664,990	1,409,087	89,885	19,893,035
Japanese local government bonds	51,600	264,959	243,005	6,426	565,989
U.S. Treasury bonds and federal agency securities	156,992	—	—	—	156,992
Other foreign government bonds	1,101,669	387,560	1,354	1,350	1,491,934
Agency mortgage-backed securities	—	—	990	512,077	513,068
Residential mortgage-backed securities	—	—	—	41,021	41,021
Commercial mortgage-backed securities	4,119	510,315	319,997	711	835,142
Japanese corporate bonds and other debt securities	376,704	1,039,149	214,736	355,643	1,986,232
Foreign corporate bonds and other debt securities	520,722	302,136	128,471	19,772	971,100

Total	19,940,879	3,169,109	2,317,640	1,026,885	26,454,513

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Fair value	Due in one year or less	Due after one year through five years	Due after five years through ten years	Due after ten years	Total

	(in millions of yen)
Held-to-maturity securities:
Debt securities:
Japanese government bonds	120,465	129,838	319,902	—	570,205
Agency mortgage-backed securities	—	—	—	2,164,514	2,164,514

Total	120,465	129,838	319,902	2,164,514	2,734,719

Credit losses
The MHFG Group did not recognize allowance for credit losses on available-for-sale
securities as of September 30, 2022, a decrease by ¥34 billion from March 31, 2022. The decrease was due to a sale of certain Japanese corporate bonds and other debt securities during the period. The Group did not recognize allowance for credit losses on available-for-sale
securities on March 31 and September 30, 2023. The Group did not recognize allowance for credit losses on held-to-maturity
securities on March 31 and September 30, 2022 and March 31 and September 30, 2023 because held-to-maturity
securities consist of Japanese government bond and agency mortgage-backed securities like Ginnie Mae securities. See Note 1 “Basis of presentation” for further details of the methodology used to determine the allowance for credit losses.
Continuous unrealized loss position
The following table shows the gross unrealized losses, net of allowance for credit losses, and fair value of available-for-sale
securities, aggregated by the length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2023 and September 30, 2023:

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(in millions of yen)
March 31, 2023

Available-for-sale securities:
Debt securities:
Japanese government bonds	3,706,134	11,369	1,419,222	26,127	5,125,356	37,496
Japanese local government bonds	146,484	1,596	322,224	4,032	468,708	5,628
U.S. Treasury bonds and federal agency securities	65,288	765	293,149	6,524	358,437	7,289
Other foreign government bonds	475,493	674	250,130	1,587	725,623	2,261
Agency mortgage-backed securities (Note)	142,776	2,361	238,858	8,946	381,634	11,307
Residential mortgage-backed securities	16,230	265	22,017	601	38,247	866
Commercial mortgage-backed securities	105,346	304	43,653	147	148,999	451
Japanese corporate bonds and other debt securities	1,177,725	3,775	635,289	763	1,813,014	4,538
Foreign corporate bonds and other debt securities	434,339	1,279	68,959	302	503,298	1,581

Total	6,269,815	22,388	3,293,501	49,029	9,563,316	71,417

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

	(in millions of yen)

September 30, 2023

Available-for-sale securities:
Debt securities:
Japanese government bonds	3,706,407	3,140	1,425,046	37,720	5,131,453	40,859
Japanese local government bonds	117,459	1,701	415,568	8,673	533,027	10,373
U.S. Treasury bonds and federal agency securities	—	—	138,385	711	138,385	711
Other foreign government bonds	635,471	601	139,510	927	774,981	1,529
Agency mortgage-backed securities (Note)	177,150	2,415	313,447	18,668	490,597	21,083
Residential mortgage-backed securities	694	—	33,356	1,488	34,050	1,488
Commercial mortgage-backed securities	64,881	303	98,879	1,071	163,761	1,374
Japanese corporate bonds and other debt securities	329,116	1,474	1,364,630	5,260	1,693,746	6,734
Foreign corporate bonds and other debt securities	328,019	792	39,381	150	367,399	942

Total	5,359,197	10,425	3,968,201	74,667	9,327,398	85,092

Note:
Agency mortgage-backed securities pr
e
sented in this line consist of Japanese agency mortgage-backed securities, of which the fair values were ¥381,634 million at March 31, 2023, and ¥490,597 million at September 30, 2023. All Japanese agency mortgage-backed securities are issued by Japan Housing Finance Agency, a Japanese government-sponsored enterprise.

Available-for-sale securities are considered impaired if the fair value is less than the amortized cost. The MHFG Group recognizes impairment losses in earnings if the Group has the intent to sell the debt security, or if it is more likely than not that the Group will be required to sell the debt security before recovery of its amortized cost. For Japanese government bonds, U.S. Treasury bonds and federal agency securities and Agency mortgage-backed securities, their entire amortized cost bases are expected to be recovered since the unrealized losses had not resulted from credit deterioration, but primarily from changes in interest rates. For the debt securities other than those described above, except for the securities for which credit losses have been recognized in income, the Group determined that their entire amortized cost bases are expected to be recovered, after considering various factors such as the extent to which their fair values were below their amortized cost bases, the external and/or internal ratings and the present values of cash flows expected to be collected. Based on the aforementioned evaluation, except for the securities for which credit losses have been recognized in income, the Group determined that the debt securities in an unrealized loss position were not considered credit losses.
Realized gains and losses
The following table shows the realized gains and losses on sales of available-for-sale
securities for the six months ended September 30, 2022 and 2023. See “Consolidated Statements of Cash Flows (Unaudited)” for the proceeds from sales of investments.

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Gross realized gains	15,905	10,472
Gross realized losses	(9,151)	(3,990)

Net realized gains (losses) on sales of available-for-sale securities	6,754	6,481

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Equity securities
Equity securities include securities which have readily determinable fair values, securities which qualify for the practical expedient to estimate fair value using the net asset value per share (or its equivalent), and securities which are without readily determinable fair values. Equity securities which have readily determinable fair values mainly consist of common stock of Japanese listed companies. Equity securities which are measured based on the net asset value per share (or its equivalent) consist of private equity and real estate funds. Equity securities without readily determinable fair values include non-marketable
stock including preferred stock issued by equity method investees.
Net gains and losses
The following table shows the details of the net gains and losses on Equity securities for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023

	(in millions of yen)

Net gains (losses) recognized during the period on equity securities	(113,461)	490,375
Less: Net gains (losses) recognized during the period on equity securities sold during the period	7,246	54,483

Unrealized gains (losses) recognized during the reporting period on equity securities still held at the reporting period	(120,707)	435,892

Equity securities without readily determinable fair values
The following table shows carrying amounts of equity securities without readily determinable fair values, for which the measurement alternative is used, and cumulative amounts due to downward adjustments and impairments and upward adjustments, at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023

	(in millions of yen)

Carrying amounts at the end of the period	207,743	350,621
Downward adjustments and impairments	5,345	6,514
Upward adjustments	13,015	13,006
The following table shows amounts recognized in earnings during the period due to downward adjustments and impairments and upward adjustments for equity securities without readily determinable fair values.

	Six months ended September 30,
	2022	2023

	(in millions of yen)

Downward adjustments and impairments	799	1,438
Upward adjustments	669	66
The MHFG Group elected to measure all equity securities without readily determinable fair values, which do not qualify for the practical expedient to estimate fair value, using the measurement alternative, which is made on an instrument-by-instrument
basis. Under the measurement alternative, equity securities are carried at cost plus or

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

minus changes resulting from observable price changes in orderly transactions for the identical or similar securities of the same issuer. In addition, the Group assesses whether these equity securities are impaired. Impairment is primarily based on a liquidation value technique that considers the financial condition, credit ratings, and near-term prospects of the issuers. When the observable price changes or impairments exist, the securities are adjusted to fair value, with the full difference between the fair value of the security and its carrying amount recognized in earnings.
Other investments
The following table summarizes the composition of Other investments at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023

	(in millions of yen)
Equity method investments	598,772	706,974
Investments held by consolidated investment companies and other	68,429	85,847

Total	667,201	792,821

Equity method investments
Investments in investees over which the MHFG Group has the ability to exert significant influence are accounted for using the equity method of accounting. Such investments included marketable equity securities with carrying values of ¥268,736 million and ¥306,734 million, at March 31, 2023 and September 30, 2023, respectively. The aggregate market values of these marketable equity securities were ¥503,171 million and ¥601,763 million, respectively.
The majority of the aggregate market values of these marketable equity securities as of September 30, 2023 include Orient Corporation, Joint Stock Commercial Bank for Foreign Trade of Vietnam and Mizuho Leasing Company, Limited of which the Group’s proportionate share of the total outstanding common stock were 49.00%, 15.00% and 23.54%, respectively. In addition, equity method investments as of September 30, 2023 include non-marketable
equity securities such as Matthews International Capital Management, LLC, Custody Bank of Japan, Ltd. and Rakuten Securities, Inc. of which the Group’s proportionate share of the total outstanding common stock were 18.27%, 27.00% and 20.00%, respectively.
Investments held by consolidated investment companies
The MHFG Group consolidates certain investment companies over which it has control through either ownership or other means. Investment companies are subject to specialized industry accounting which requires investments to be carried at fair value, with changes in fair value recorded in earnings. The Group maintains this specialized industry accounting for investments held by consolidated investment companies, which consist of marketable and non-marketable
investments.
4. Loans
Credit quality information
In accordance with the MHFG Group’s credit risk management policies, the Group uses an internal rating system that consists of credit ratings for the corporate portfolio segment and pool allocations for the retail portfolio segment as the basis of its risk management infrastructure. Credit ratings consist of obligor ratings which represent the level of credit risk of the obligor, and transaction ratings which represent the ultimate possibility of

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

losses expected on individual loans by taking into consideration various factors such as collateral or guarantees involved. In principle, obligor ratings are applied to all obligors except those to which pool allocations are applied, and are subject to regular review at least once a year as well as special review which is required whenever the obligor’s credit standing changes. Pool allocations are applied to small loans that are less than a specified amount by pooling customers and loans with similar risk characteristics, and the risk is assessed mainly based on past due status and managed according to such pools. The Group generally reviews the appropriateness and effectiveness of the approach to obligor ratings and pool allocations once a year in accordance with predetermined policies and procedures.
The Group does not record expected credit losses for accrued interest receivables because uncollectible accrued interest is reversed through interest income in a timely manner in line with the Group’s nonaccrual and past due policies for loans. The amount of accrued interest receivables included in Accrued income
was ¥198 billion and ¥252 billion at March 31, 2023 and September 30, 2023, respectively.
The Group does not believe that its exposure to any particular geographic area and business sector results in a significant concentration of credit risk.
The table below presents the MHFG Group’s definition of obligor ratings used by MHBK and MHTB, and equivalent obligor ratings are determined for the other subsidiaries:

Obligor category (1)(2)	Obligor rating	Definition
Normal	A	Obligors whose certainty of debt fulfillment is very high, hence their level of credit risk is very low.
	B	Obligors whose certainty of debt fulfillment poses no problems for the foreseeable future, and their level of credit risk is low.
	C	Obligors whose certainty of debt fulfillment and their level of credit risk pose no problems for the foreseeable future.
	D	Obligors whose current certainty of debt fulfillment poses no problems, however, their resistance to future economic environmental changes is low.
Watch	E1	Obligors that require observation going forward because of either minor concerns regarding their financial position, or their somewhat weak or unstable business conditions.
	E2	Obligors that require special observation going forward because of problems with their borrowings such as reduced or suspended interest payments, problems with debt fulfillment such as failure to make principal or interest payments, or problems with their financial position as a result of their weak or unstable business conditions.
Intensive control	F	Obligors that are not yet bankrupt but are in financial difficulties and are deemed likely to become bankrupt in the future because of insufficient progress in implementing their management improvement plans or other measures (including obligors that are receiving ongoing support from financial institutions).
Substantially bankrupt	G	Obligors that have not yet become legally or formally bankrupt but are substantially insolvent because they are in serious financial difficulties and are deemed to be incapable of being restructured.
Bankrupt	H	Obligors that have become legally or formally bankrupt.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Special attention obligors are watch obligors with modified debt or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)	The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans.
The table below presents credit quality information of loans based on the MHFG Group’s internal rating system at March 31, 2023 and September 30, 2023:

	March 31, 2023
	Term loans by origination year						Revolving Loans (3)	Total
	2022	2021	2020	2019	2018	Prior to 2018

	(in billions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	12,277	5,993	5,384	3,994	3,065	3,670	7,517	41,900
Watch obligors excluding special attention obligors	109	46	50	58	59	33	130	485
Nonaccrual loans	153	35	61	134	99	159	339	980
Small and medium-sized companies:
Normal obligors	551	301	285	248	221	571	531	2,708
Watch obligors excluding special attention obligors	45	16	26	16	18	28	20	169
Nonaccrual loans	26	7	16	9	8	27	29	122
Retail (2) :
Housing Loan:
Normal obligors	711	570	476	468	478	4,723	—	7,426
Watch obligors excluding special attention obligors	1	2	1	2	1	35	—	42
Nonaccrual loans	8	2	2	1	1	25	—	39
Others:
Normal obligors	184	87	226	80	64	297	484	1,422
Watch obligors excluding special attention obligors	22	6	21	5	4	5	8	71
Nonaccrual loans	9	4	6	2	4	20	10	55
Sovereign:
Normal obligors	1,217	54	90	91	75	328	1	1,856
Watch obligors excluding special attention obligors	8	2	—	—	—	—	—	10
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	107	17	23	134	155	114	95	645
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	15,428	7,142	6,667	5,242	4,252	10,035	9,164	57,930

Foreign:
Corporate (4) :
Normal obligors	15,317	3,891	2,142	1,954	1,024	1,312	6,731	32,371
Watch obligors excluding special attention obligors	228	101	192	72	43	50	58	744
Nonaccrual loans	31	19	13	18	11	32	11	135
Retail:
Normal obligors	2	1	1	1	1	3	—	9
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	160	188	7	32	5	2	83	477
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	1	—	—	—	1
Banks and other financial institutions:
Normal obligors	1,536	265	169	91	19	4	404	2,488
Watch obligors excluding special attention obligors	8	4	4	5	—	—	—	21
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	17,282	4,469	2,528	2,174	1,103	1,403	7,287	36,246

Total	32,710	11,611	9,195	7,416	5,355	11,438	16,451	94,176

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	September 30, 2023
	Term loans by origination year						Revolving Loans (3)	Total
	2023	2022	2021	2020	2019	Prior to 2019

	(in billions of yen)
Domestic:
Corporate:
Large companies:
Normal obligors	9,122	6,752	5,450	4,813	3,319	5,964	7,893	43,312
Watch obligors excluding special attention obligors	120	47	38	56	191	72	154	678
Nonaccrual loans	105	51	23	64	137	189	340	910
Small and medium-sized companies:
Normal obligors	275	351	243	216	201	712	493	2,491
Watch obligors excluding special attention obligors	18	22	16	14	17	46	22	155
Nonaccrual loans	4	9	7	14	10	44	28	117
Retail (2) :
Housing Loan:
Normal obligors	341	568	538	452	449	4,925	—	7,272
Watch obligors excluding special attention obligors	—	1	2	2	1	34	—	40
Nonaccrual loans	5	4	2	1	1	26	—	38
Others:
Normal obligors	147	106	77	155	67	327	473	1,352
Watch obligors excluding special attention obligors	17	9	6	14	4	10	8	67
Nonaccrual loans	2	3	4	6	3	25	9	53
Sovereign:
Normal obligors	1,103	250	52	87	76	359	1	1,927
Watch obligors excluding special attention obligors	3	6	1	—	—	—	—	11
Nonaccrual loans	—	—	—	—	—	—	—	—
Banks and other financial institutions:
Normal obligors	44	73	16	22	107	124	245	632
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—

Total domestic	11,305	8,251	6,475	5,916	4,583	12,856	9,666	59,053

Foreign:
Corporate (4) :
Normal obligors	10,523	7,665	3,338	1,557	1,731	1,928	7,389	34,131
Watch obligors excluding special attention obligors	213	95	68	190	51	75	68	761
Nonaccrual loans	28	31	7	1	11	44	33	155
Retail:
Normal obligors	14	1	1	1	6	3	—	26
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	—	—	—
Sovereign:
Normal obligors	125	216	156	2	1	1	5	507
Watch obligors excluding special attention obligors	—	—	—	—	—	—	—	—
Nonaccrual loans	—	—	—	—	—	1	—	1
Banks and other financial institutions:
Normal obligors	1,148	1,100	182	182	59	8	456	3,135
Watch obligors excluding special attention obligors	10	8	4	1	6	—	2	31
Nonaccrual loans	—	—	—	—	—	—	—	—

Total foreign	12,061	9,116	3,755	1,935	1,864	2,061	7,954	38,746

Total	23,366	17,367	10,230	7,852	6,447	14,918	17,620	97,799

Notes:
(1)	Special attention obligors are watch obligors with modified debt or 90 days or more delinquent debt. Loans to such obligors are considered nonaccrual.
(2)
The primary component of the retail portfolio segment is housing loans to individuals which obligor category is classified based on past due status. The trigger to reclassify obligors from normal obligors to watch obligors excluding special attention obligors is when the past due status is more than 30 days.

(3)	There were no significant revolving line of credit arrangements that converted to term loans during the fiscal year ended March 31, 2023 and the six months ended September 30, 2023.
(4)	Corporate of foreign included ¥184 billion and ¥178 billion of lease receivables that were receivables arising from direct financing leasing at March 31, 2023 and September 30, 2023, respectively.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below presents gross charge-offs recognized for the six months ended September 30, 2023
:

	September 30, 2023
	2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans	Total

	(in billions of yen)
Domestic:
Corporate:

Large companies	2	8	1	—	—	1	1	13
Small and medium-sized companies	—	—	—	—	—	—	1	1
Retail:
Housing Loan	—	—	—	—	—	1	—	1
Others	—	—	—	—	—	—	—	1

Total domestic	2	9	1	—	—	2	2	16

Foreign:
Total foreign (Note)	—	—	—	2	—	5	—	7

Total	2	9	1	2	—	7	2	24

Note: The majority of total foreign consist of corporate.
Loans are generally carried at the principal amount adjusted for unearned income and deferred net nonrefundable loan fees and costs. Loan origination fees, net of certain direct origination costs, are deferred and recognized over the contractual life of the loan as an adjustment of yield using a method that approximates the interest method. Interest income on performing loans is accrued and credited to income as it is earned. Unearned income and discounts or premiums on purchased loans are deferred and recognized over the life of the loan using a method that approximates the interest method.
Unearned income and deferred loan fees was ¥238 billion and ¥251 billion at March 31, 2023 and September 30, 2023, respectively.
The Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date. As of September 30, 2023, collateral relating to these loans was primarily comprised of real estate. There were no significant changes in the extent to which collateral secures these loans during this period and no significant concentration of collateral against any portfolio segment.
Nonaccrual loans
Loans are considered nonaccrual when, based on current information and events, it is probable that the MHFG Group will be unable to collect all the scheduled payments of principal and interest when due according to the contractual terms of the loans. Factors considered by management in determining if a loan is nonaccrual include delinquency status and the ability of the debtor to make payments of the principal and interest when due. The Group classifies loans to special attention, intensive control, substantially bankrupt and bankrupt obligors as nonaccrual loans. Nonaccrual loans include loans past due for 90 days or more and modified loans to borrowers experiencing financial difficulty. There are no loans that are 90 days past due and still accruing. The Group does not have any loans to borrowers that cause management to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms for the periods presented other than those already designated as nonaccrual loans. The majority of nonaccrual loans have no contractual delinquency due to interest reductions and/or postponement of principal and interest.
In case loans are designated as nonaccrual loans, interest accruals and the amortization of net origination fees are suspended and capitalized interest is written off. Cash received on nonaccrual loans is accounted for as a reduction of the loan principal if the ultimate collectability of the principal amount is in doubt, otherwise, as

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

interest income. Loans are not restored to accrual status until interest and principal payments are current and future payments are reasonably assured. Nonaccrual loans are restored to accrual loans and accrual status, when the MHFG Group determines that the borrower poses no concerns regarding current certainty of debt fulfillment. In general, such determination is made if the borrower qualifies for an obligor rating of E2 or above and is not classified as a special attention obligor. With respect to modified loans to borrowers experiencing financial difficulty, in general, such loans are restored to accrual loans, and accrual status, when the borrower qualifies for an obligor rating of D or above.
The table below presents nonaccrual loans information at March 31, 2023 and September 30, 2023:

	March 31, 2023			September 30, 2022
	Amortized cost (1)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans	Interest income recognized (2)

	(in billions of yen)
Domestic:
Corporate:
Large companies	961	19	980	10
Small and medium-sized companies	103	19	122	1
Retail:
Housing Loan	22	17	39	1
Others	37	18	55	—

Total domestic	1,123	73	1,196	12

Foreign:
Total foreign (3)	132	4	136	1

Total	1,255	77	1,332	13

	September 30, 2023			September 30, 2023
	Amortized cost (1)
	Nonaccrual loans with an allowance	Nonaccrual loans without an allowance	Total nonaccrual loans	Interest income recognized (2)

	(in billions of yen)
Domestic:
Corporate:
Large companies	892	18	910	6
Small and medium-sized companies	103	14	117	1
Retail:
Housing Loan	21	17	38	—
Others	35	18	53	—

Total domestic	1,050	67	1,118	7

Foreign:
Total foreign (3)	146	9	155	4

Total	1,196	76	1,273	11

Notes:
(1)	Amounts represent the outstanding balances of nonaccrual loans. The MHFG Group’s policy for placing loans in nonaccrual status is consistent with the Group’s definition of nonaccrual loans.
(2)	Amounts represent the amount of interest income on nonaccrual loans recognized on a cash basis and included in Interest income on loans in the consolidated statements of income.
(3)	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The remaining balance of nonaccrual loans that have been partially charged off, was ¥11,314 million and ¥10,111 million as of March 31, 2023 and September 30, 2023, respectively.
Loan modifications to borrowers experiencing financial difficulty
The MHFG Group grants certain modifications of loans to borrowers experiencing financial difficulty. The following table presents modified loans that were determined to be TDRs during the six months ended September 30,
2022:

	Loan forgiveness or debt to equity swaps		Interest rate reduction and/or postponement of principal and/or interest
	Recorded investment (1)	Charge-offs

	(in billions of yen)
September 30, 2022

Domestic:
Corporate:
Large companies	—	140	257
Small and medium-sized companies	—	—	55
Retail:
Housing Loan	—	—	3
Others	—	—	10

Total domestic	—	140	325

Foreign:
Total foreign (2)	—	—	21

Total	—	140	346

Notes:
(1)	Amounts represent the book values of loans immediately after the restructurings.
(2)	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table presents loan modifications to borrowers experiencing financial difficulty by type of modification during the six months ended September 30, 2023:

	Term extension	Interest rate reduction	Term extension and interest rate reduction	Principal forgiveness	Other	Total

	(in billions of yen)
September 30, 2023

Domestic:
Corporate:
Large companies	182	—	1	—	6	189
Small and medium-sized companies	26	—	1	—	—	26
Retail:
Housing Loan	—	—	—	—	—	—
Others	4	—	—	—	—	5

Total domestic	212	—	2	—	6	221

Foreign:
Total foreign (1)	9	1	22	—	1	33

Total	221	1	25	—	6	254

Notes:
(1)	The majority of total foreign consist of corporate.
(2)
The financial effects of loan modifications, which were largely in the form of term extensions and interest rate reductions, included extending the weighted-average life of the loans by 7.0 months, and reducing the weighted-average contractual interest rate by 1.2% for the six months ended September 30, 2023.

(3)	Commitments to lend to borrowers experiencing financial difficulty that were granted modifications were immaterial at September 30, 2023.
(4)
The allowance for credit losses on loans is based on macroeconomic-sensitive models that rely on historical performance and macroeconomic scenarios to forecast expected credit losses. Modifications of loans impact expected credit losses by affecting the likelihood of default.

The following table presents the delinquent status of modified loans to borrowers experiencing financial difficulty, including loans that were modified during the six months ended September 30, 2023:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)
September 30, 2023
Domestic:
Corporate:
Large companies	—	—	4	4	186	189
Small and medium-sized companies	—	—	—	—	26	26
Retail:
Housing Loan	—	—	—	—	—	—
Others	—	—	—	—	5	5

Total domestic	—	—	4	4	217	221

Foreign:
Total foreign (Note)	—	—	—	—	33	33

Total	—	—	4	4	250	254

Note:	The majority of total foreign consist of corporate.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Payment default is deemed to occur when the loan becomes three months past due or the obligor is downgraded to the category of substantially bankrupt or bankrupt. The following table presents payment defaults which occurred during the six months ended September 30, 2022 with respect to the loans modified as TDRs within the previous twelve months:

Recorded investment
September 30, 2022

(in billions of yen)
Domestic:
Corporate:
Large companies	91
Small and medium-sized companies	1
Retail:
Housing Loan	—
Others	1

Total domestic	93

Foreign:
Total foreign	—

Total	93

The loans modified and subsequently defaulted were insignificant during the six months ended September 30, 2023.
Age analysis of past due loans
The table below presents an analysis of the age of the amortized cost basis in loans that are past due at March 31, 2023 and September 30, 2023:

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)
March 31, 2023
Domestic:
Corporate:
Large companies	—	3	28	31	43,334	43,365
Small and medium-sized companies	—	—	9	9	2,990	2,999
Retail:
Housing Loan	14	8	13	35	7,472	7,507
Others	4	1	10	15	1,533	1,548
Sovereign	—	—	—	—	1,866	1,866
Banks and other financial institutions	—	—	—	—	645	645

Total domestic	18	12	60	90	57,840	57,930

Foreign:
Total foreign (Note)	—	—	23	23	36,223	36,246

Total	18	12	83	113	94,063	94,176

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	30-59 days past due	60-89 days past due	90 days or more past due	Total past due	Current	Total

	(in billions of yen)

September 30, 2023
Domestic:
Corporate:
Large companies	—	—	24	24	44,876	44,901
Small and medium-sized companies	1	—	7	9	2,754	2,763
Retail:
Housing Loan	14	7	14	36	7,314	7,349
Others	5	1	10	15	1,456	1,471
Sovereign	—	—	—	—	1,938	1,938
Banks and other financial institutions	—	—	—	—	632	632

Total domestic	20	9	55	84	58,969	59,053

Foreign:
Total foreign (Note)	—	—	20	20	38,726	38,746

Total	20	9	75	104	97,696	97,799

Note: The majority of total foreign consist of corporate.
Net losses on sales of loans
Net losses on sales of loans were ¥4,873 million and ¥11,057 million for the six months ended September 30, 2022 and 2023, respectively. These net losses include unrealized gains and losses on loans held for sale, representing the adjustments to the lower of cost or fair value at the end of each reporting period. The gains and losses on sales of loans are recorded in Other noninterest income and expenses, respectively.
5. Allowance for credit losses on loans
Changes in Allowance for credit losses on loans by portfolio segment for the six months ended September 30, 2022 and 2023 are shown below:

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total

	(in millions of yen)
Six months ended September 30, 2022
Balance at beginning of period	601,506	73,414	62	438	134,397	809,817

Provision (credit) for credit losses on loans	16,206	(1,078)	(4)	230	23,185	38,539

Charge-offs (3)	(146,204)	(3,005)	—	—	(14,403)	(163,612)
Recoveries	1,309	760	—	—	1,939	4,008

Net charge-offs	(144,895)	(2,245)	—	—	(12,464)	(159,604)

Others (1)	—	—	—	—	21,994	21,994

Balance at end of period	472,817	70,091	58	668	167,112	710,746

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	Domestic
	Corporate	Retail	Sovereign	Banks and other financial institutions	Foreign (2)	Total

	(in millions of yen)
Six months ended September 30, 2023
Balance at beginning of period	505,901	63,541	53	870	130,594	700,959

Provision (credit) for credit losses on loans	35,107	1,224	(10)	(647)	(33,037)	2,637

Charge-offs (3)	(14,081)	(2,157)	—	—	(7,303)	(23,541)
Recoveries	1,086	733	—	—	1,347	3,166

Net charge-offs	(12,996)	(1,424)	—	—	(5,956)	(20,376)

Others (1)	—	—	—	—	46,773	46,773

Balance at end of period	528,013	63,341	43	223	138,374	729,994

Notes:
(1)
Others for the six months ended September 30, 2022 includes primarily foreign exchange translation. Others for the six months ended September 30, 2023 includes an increase of approximately ¥25 billion related to foreign exchange translation and ¥22 billion related to loans held for sale.

(2)	The majority of total foreign consist of corporate.
(3)
Charge-offs decreased
from
¥163,612 million
for
the six months ended September 30, 2022 to ¥23,541 million for the six months ended September 30, 2023
. The decrease was
due mainly to a
charge-off related to a
debt waiver to a domestic corporate borrower
 which was recognized in the six months ended September 30, 2022
.

6. Other assets and liabilities
The following table sets forth the details of other assets and liabilities at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023

	(in millions of yen)
Other assets:
Accounts receivable:
Receivables from brokers, dealers and customers for securities transactions	4,469,286	3,852,519
Other	468,344	474,856
Collateral pledged:
Collateral pledged for derivative transactions	988,881	1,486,416
Margins provided for futures contracts	183,747	199,052
Other	890,350	949,185
Prepaid pension cost	768,998	729,686
Right-of-use assets	549,668	533,129
Security deposits	83,343	82,895
Loans held for sale	228,995	166,145
Other (1)	1,069,348	1,214,478

Total	9,700,960	9,688,363

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	March 31, 2023	September 30, 2023

	(in millions of yen)
Other liabilities:
Accounts payable:
Payables to brokers, dealers and customers for securities transactions	1,799,116	1,879,639
Other	527,493	589,300
Guaranteed trust principal (2)	817,448	802,229
Lease liabilities	571,087	556,467
Collateral accepted:
Collateral accepted for derivative transactions	1,008,083	1,614,711
Margins accepted for futures contracts	81,925	52,500
Unearned income	112,077	105,041
Other	1,399,466	1,731,902

Total	6,316,695	7,331,789

Notes:
(1)	The MHFG Group included premises and equipment classified as held for sale in Other.
(2)
Guaranteed trust principal, included in All other liabilities in the disclosure about consolidated VIEs in the accompanying balance sheets, is a liability of certain consolidated trust arrangements that meet the definition of a VIE for which the MHFG Group provides guarantees for the repayment of principal. See Note 15 “Variable interest entities and securitizations” for further discussion of the guaranteed principal money trusts.

7. Preferred and common stock
Preferred stock
The composition of preferred stock at March 31, 2023 and September 30, 2023 is as follows:

Class of stock	March 31, 2023		September 30, 2023
	Authorized	Issued	Authorized	Issued

	(number of shares)
Class XIV preferred stock	90,000,000	—	90,000,000	—
Class XV preferred stock	90,000,000	—	90,000,000	—
Class XVI preferred stock	150,000,000	—	150,000,000	—
Common stock
The number of issued shares of common stock at March 31, 2023 and September 30, 2023 was 2,539,249,894. There was no increase or decrease during the six months ended September 30, 2023.

F-2
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

8. Accumulated other comprehensive income (loss), net of tax
Changes in each component of Accumulated other comprehensive income (loss), net of tax (“AOCI”) for the six months ended September 30, 2022 and 2023 are as follows:

	Six months ended September 30,
	2022	2023

	(in millions of yen)
AOCI, balance at beginning of period	440,112	649,395
Net unrealized gains (losses) on available-for-sale securities:
Balance at beginning of period	(25,046)	(31,084)
Unrealized holding gains (losses) during period	(4,329)	2,603
Less: reclassification adjustments for losses (gains) included in net income	(4,741)	(4,346)

Change during period	(9,070)	(1,743)

Balance at end of period	(34,116)	(32,827)

Foreign currency translation adjustments:
Balance at beginning of period	94,104	227,660
Foreign currency translation adjustments during period	269,154	241,136
Less: reclassification adjustments for losses (gains) included in net income	—	—

Change during period	269,154	241,136

Balance at end of period	363,258	468,795

Defined benefit plan adjustments:
Balance at beginning of period	355,355	423,677
Unrealized gains (losses) during period	4,390	1,784
Less: reclassification adjustments for losses (gains) included in net income	(9,183)	(12,530)

Change during period	(4,793)	(10,746)

Balance at end of period	350,562	412,931

Own credit risk adjustments:
Balance at beginning of period	15,699	29,142
Unrealized gains (losses) during period	2,998	(13,133)
Less: reclassification adjustments for losses (gains) included in net income	434	794

Change during period	3,432	(12,339)

Balance at end of period	19,131	16,803

Total other comprehensive income (loss), net of tax attributable to MHFG shareholders	258,723	216,308

AOCI, balance at end of period	698,835	865,702

F-
29

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the amounts reclassified out of AOCI into net income during the six months ended September 30, 2023:

	Six months ended September 30, 2023
	Before tax (1)	Tax effect (2)	Net of tax before allocation to noncontrolling interests	Net of tax attributable to noncontrolling interests (2)	Net of tax attributable to MHFG shareholders

	(in millions of yen)
Amounts reclassified out of AOCI into net income:						Affected line items in the consolidated statements of income:
Net unrealized gains (losses) on available-for-sale securities	6,375	(2,028)	4,346	—	4,346	Investment gains (losses)-net
Defined benefit plan adjustments	17,948	(5,419)	12,529	1	12,530	Salaries and employee benefits
Own credit risk adjustments	(1,145)	351	(794)	—	(794)	Other noninterest income (expenses)

Total	23,177	(7,097)	16,080	1	16,082

Notes:
(1)	The financial statement line item in which the amounts in the before tax column are reported in the consolidated statements of income is listed to the right of the table.
(2)
The financial statement line items in which the amounts in the tax effect and the net of tax attributable to noncontrolling interest columns are reported in the consolidated statements of income are Income tax expense (benefit) and Net income (loss), respectively.

9. Regulatory matters
Regulatory capital requirements
MHFG, MHBK, and MHTB are subject to regulatory capital requirements supervised by the Financial Services Agency in accordance with the provisions of Japan’s Banking Act and related regulations. Certain foreign banking subsidiaries are subject to regulation and control by local supervisory authorities, including central banks. Failure to meet minimum capital requirements may initiate certain mandatory actions by regulators that, if undertaken, could have a direct material effect on the MHFG Group’s consolidated financial condition and results of operations.

F-3
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Capital adequacy ratios and leverage ratios of MHFG, MHBK, and MHTB as of March 31, 2023 and September 30, 2023 calculated in accordance with Japanese GAAP and the guidelines established by the Financial Services Agency are set forth in the following table:

	March 31, 2023		September 30, 2023
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)
Consolidated:
MHFG:
Common Equity Tier 1 capital:
Required (1)	5,676	8.06	6,242	8.10
Actual	8,315	11.80	8,885	11.52
Tier 1 capital:
Required (1)	6,733	9.56	7,398	9.60
Actual	9,803	13.91	10,636	13.80
Total risk-based capital:
Required (1)	8,142	11.56	8,939	11.60
Actual	11,306	16.05	12,228	15.86
Leverage Ratio (2) :
Required (3)	7,680	3.50	8,484	3.50
Actual	9,803	4.46	10,636	4.38
MHBK:
Common Equity Tier 1 capital:
Required	2,941	4.50	3,217	4.50
Actual	6,873	10.51	7,463	10.43
Tier 1 capital:
Required	3,922	6.00	4,290	6.00
Actual	8,356	12.78	9,210	12.87
Total risk-based capital:
Required	5,229	8.00	5,720	8.00
Actual	9,769	14.94	10,723	14.99
Leverage Ratio (2) :
Required	6,216	3.00	6,836	3.00
Actual	8,356	4.03	9,210	4.04
MHTB:
Common Equity Tier 1 capital:
Required	77	4.50	74	4.50
Actual	444	25.94	471	28.41
Tier 1 capital:
Required	102	6.00	99	6.00
Actual	444	25.94	471	28.41
Total risk-based capital:
Required	137	8.00	132	8.00
Actual	444	25.95	471	28.42
Leverage Ratio (2) :
Required	125	3.00	122	3.00
Actual	444	10.61	471	11.58

F-3
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	March 31, 2023		September 30, 2023
	Amount	Ratio	Amount	Ratio

	(in billions of yen, except percentages)

Non-consolidated:
MHBK:
Common Equity Tier 1 capital:
Required	2,751	4.50	2,983	4.50
Actual	5,981	9.78	6,308	9.51
Tier 1 capital:
Required	3,668	6.00	3,977	6.00
Actual	7,450	12.18	8,044	12.13
Total risk-based capital:
Required	4,891	8.00	5,303	8.00
Actual	8,853	14.48	9,544	14.39
Leverage Ratio (2) :
Required	5,767	3.00	6,284	3.00
Actual	7,450	3.87	8,044	3.84
MHTB:
Common Equity Tier 1 capital:
Required	76	4.50	73	4.50
Actual	425	25.10	447	27.26
Tier 1 capital:
Required	101	6.00	98	6.00
Actual	425	25.10	447	27.26
Total risk-based capital:
Required	135	8.00	131	8.00
Actual	425	25.11	447	27.27
Leverage Ratio (2) :
Required	122	3.00	119	3.00
Actual	425	10.44	447	11.26

Notes:
(1)
The required ratios disclosed above, at March 31, 2023 and September 30, 2023, include the capital conservation buffer of 2.5%, the countercyclical capital buffer of 0.06
% and 0.1
%, respectively
,
 and the additional loss absorbency requirements for global systemically important banks
(“G-SIBs”)
and domestic systemically important banks
(“D-SIBs”)
of 1.0%, which are all in addition to the regulatory minima. The respective required amounts are determined by applying the ratios to the sum of the risk weighted assets and certain other risk amounts.

(2)	The required and actual amounts disclosed above at March 31, 2023 and September 30, 2023 exclude amounts of deposits to the Bank of Japan.
(3)
The required
ratios
disclosed above, at March 31, 2023 and September 30, 2023,
include
a leverage ratio buffer required to be met at 50% of the additional loss absorbency requirements applied to the Group as a
G-SIB
under the finalized Basel III reforms.

MHFG’s securities subsidiary in Japan is also subject to the capital adequacy requirement under Japan’s Financial Instruments and Exchange Act. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions.

F-3
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Management believes, as of each latest balance sheet date, that MHFG, MHBK, MHTB, and their securities subsidiary in Japan and foreign banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.
Business improvement orders
MHFG and MHBK received business improvement orders dated November 26, 2021 from the Financial Services Agency of Japan pursuant to Clause 1 of Article 52-33 and Clause 1 of Article 26 of the Banking Act of Japan, in regard to the series of IT system failures that have occurred from February to September 2021. In response to this, MHFG and MHBK submitted the business improvement plans to the Financial Services Agency of Japan. MHFG and MHBK have been implementing measures to prevent further incidents based on the business improvement plans and building up crisis response capability in a multidimensional manner. See Note 14 “Commitments and contingencies” for further information on the impact that these orders have on the consolidated financial statements.
10. Earnings per common share
Basic earnings per common share are computed by dividing net income (loss) attributable to MHFG common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect all dilutive potential common shares such as stock options and the common shares of MHFG under the stock compensation programs.
The following table sets forth the computation of basic and diluted earnings per common share for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Net income (loss):
Net income (loss) attributable to MHFG common shareholders	(378,877)	307,013

Effect of dilutive securities	—	—

Net income (loss) attributable to common shareholders after assumed conversions	(378,877)	307,013

	Six months ended September 30,
	2022	2023

	(thousands of shares)
Shares:
Weighted average common shares outstanding	2,536,315	2,535,971

Effect of dilutive securities:
Stock options and the common shares of MHFG under the stock compensation programs (Note)	—	449

Weighted average common shares after assumed conversions	2,536,315	2,536,421

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	Six months ended September 30,
	2022	2023

	(in yen)
Earnings per common share:
Basic net income (loss) per common share	(149.38)	121.06

Diluted net income (loss) per common share (Note)	(149.38)	121.04

Note:
For the six months ended September 30, 2022, the performance-based plan under the stock compensation programs could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects. In addition, for the six months ended September 30, 2022, the computation of diluted earnings per common share did not assume exercise of stock options, as the effect of such exercise would be antidilutive due to net loss.

11. Income taxes
The following table presents the components of Income tax expense (benefit) for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Current tax expense	67,244	123,862
Deferred tax expense (benefit)	(239,149)	54,427

Total income tax expense (benefit)	(171,905)	178,289

The preceding table does not reflect the tax effects of items recorded directly in Equity for the six months ended September 30, 2022 and 2023. The detailed amounts recorded directly in Equity are as follows:

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Net unrealized gains (losses) on available-for-sale securities:
Unrealized gains (losses)	(3,413)	521
Less: reclassification adjustments	(2,018)	(2,028)

Total	(5,431)	(1,508)

Defined benefit plan adjustments:
Unrealized gains (losses)	1,381	818
Less: reclassification adjustments	(3,940)	(5,419)

Total	(2,559)	(4,601)

Own credit risk adjustments:
Unrealized gains (losses)	1,368	(5,809)
Less: reclassification adjustments	192	351

Total	1,560	(5,458)

Total tax effect before allocation to noncontrolling interests	(6,430)	(11,567)

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The statutory tax rates were both 30.62% as of September 30, 2022 and 2023. The effective tax rates, 30.55% and 30.18%
for the six months ended September 30, 2022 and 2023, respectively, differed from the statutory tax rates. The differences between the tax rates for the six months ended September 30, 2022 and 2023 were immaterial.
At September 30, 2023, the MHFG Group had net operating loss carryforwards totaling ¥446 billion.

The total amount of unrecognized tax benefits was ¥
9,224
 million at September 30, 2023, which would, if recognized, affect the Group’s effective tax rate. The Group classifies interest and penalties accrued relating to unrecognized tax benefits as Income tax expense.

An immaterial portion of unrecognized tax benefits at March 31, 2023 was resolved in the six months period ended September 30, 2023. The amount of additional unrecognized tax benefits for the period was also immaterial. The MHFG Group does not anticipate that increases or decreases of unrecognized tax benefits within the next twelve months would have a material effect on its consolidated results of operations or financial condition.
12. Pension and other employee benefit plans
The following table summarizes the components of net periodic benefit cost of the severance indemnities and pension plans of the MHFG Group for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Service cost-benefits earned during the period	14,559	13,989
Interest costs on projected benefit obligations	3,626	5,300
Expected return on plan assets	(18,050)	(17,180)
Amortization of prior service cost (benefits)	(2,410)	(2,444)
Amortization of net actuarial loss (gain)	(9,741)	(14,513)
Special termination benefits	3,831	2,014

Net periodic benefit cost	(8,185)	(12,833)

13. Derivative financial instruments
The MHFG Group enters into derivative financial instruments in response to the diverse needs of customers, to manage the risk related to the assets and liabilities of the Group, as part of its asset and liability management, and for proprietary trading purposes. The Group is exposed primarily to market risk associated with interest rate, commodity, foreign currency, and equity products. Market risk arises from changes in market prices or indices, interest rates and foreign exchange rates that may result in an adverse change in the market value of the financial instrument or an increase in its funding costs. Exposure to market risk is managed by imposing position limits and monitoring procedures and by initiating hedging transactions. In addition to market risk, the Group is exposed to credit risk associated with counterparty default or nonperformance in respect of transactions. Counterparty credit risk arises when a counterparty fails to perform according to the terms and conditions of the contract and the value of the underlying collateral held, if applicable, is not sufficient to recover resulting losses. The exposure to counterparty credit risk is measured by the fair value of all derivatives and its potential exposure at the balance sheet dates. The exposure to counterparty credit risk is managed by entering into legally enforceable master netting agreements to mitigate the overall counterparty credit risk, requiring underlying

F-3
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

collateral and guarantees based on an individual credit analysis of each obligor and evaluating the credit features of each instrument. In addition, credit approvals, limits and monitoring procedures are also imposed.
Notional and fair value amounts of derivative instruments
The following table summarizes the notional and fair value amounts of derivative instruments outstanding as of March 31, 2023 and September 30, 2023. The fair values of derivatives are presented on a gross basis; derivative receivables and payables are not offset. In addition, they are not offset against the amounts recognized for the right to reclaim cash collateral or the obligation to return cash collateral under master netting agreements in the consolidated balance sheets, or the table below.

		Fair value
		Derivative receivables (2)		Derivative payables (2)
March 31, 2023	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	1,991,016	—	8,374	—	8,517
Foreign exchange contracts	257,392	—	4,222	—	4,013
Equity-related contracts	7,149	—	145	—	197
Credit-related contracts	22,748	—	144	—	126
Other contracts	898	—	47	—	43

Total	2,279,203	—	12,932	—	12,896

		Fair value
		Derivative receivables (2)		Derivative payables (2)
September 30, 2023	Notional amount (1)	Designated as hedges	Not designated as hedges	Designated as hedges	Not designated as hedges

	(in billions of yen)
Interest rate contracts	2,167,541	—	11,844	—	12,045
Foreign exchange contracts	294,942	—	7,032	—	6,982
Equity-related contracts	13,008	—	315	—	246
Credit-related contracts	17,370	—	168	—	96
Other contracts	1,041	—	63	—	64

Total	2,493,902	—	19,422	—	19,433

Notes:
(1)	Notional amount includes the sum of gross long and gross short third-party contracts.
(2)	Derivative receivables and payables are recorded in Trading account assets and Trading account liabilities, respectively.
The MHFG Group provided and/or accepted cash collateral for derivative transactions under master netting agreements. The cash collateral, which was not offset against derivative positions, was included in Other assets and Other liabilities, respectively, of which the amounts were ¥989 billion and ¥1,008 billion at March 31, 2023, and ¥1,486 billion and ¥1,615 billion at September 30, 2023, respectively.

F-3
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Hedging activities
In order to qualify for hedge accounting, a derivative must be considered highly effective at reducing the risk associated with the exposure being hedged. Each derivative must be designated as a hedge, with documentation of the risk management objective and strategy, including identification of the hedging instrument, the hedged item and the risk exposure, and how effectiveness is to be assessed prospectively and retrospectively. The extent to which a hedging instrument is effective at achieving offsetting changes in fair value or cash flows must be assessed at least quarterly. The MHFG Group’s hedging activities include net investment hedges.

Net investment hedges
The MHFG Group uses forward foreign exchange contracts and foreign currency-denominated debt instruments to protect the value of net investments in non-Japanese
subsidiaries from foreign currency exposure. Under net investment hedges, both derivatives and nonderivative financial instruments qualify as hedging instruments. The foreign currency-denominated debt instruments qualifying as hedging instruments include deposits and long-term debt, of which the carrying amounts of the portion designated as net investment hedges are included within the respective items in the consolidated balance sheets as well as relevant accompanying notes. For net investment hedges, the entire change in the fair value of a hedging derivative instrument or nonderivative hedging financial instrument is recorded in Foreign currency translation adjustments within Accumulated other comprehensive income (loss), provided that the hedging instrument is designated as a hedge of the net investment. The gains and losses recorded in other comprehensive income (loss) related to net investment hedges were immaterial.
Derivative instruments not designated or qualifying as hedges
The MHFG Group enters into the following derivative transactions that do not qualify for hedge accounting with a view to implementing risk management strategies: (1) interest-rate swap transactions for the purpose of economically managing the interest-rate risks in deposits, loans, etc., (2) currency swap transactions for the purpose of economically managing the foreign exchange risk of these assets, (3) equity-related derivatives for the purpose of economically managing the risk of stock price fluctuation involved in holding equity products, and (4) credit derivatives for the purpose of economically managing the credit risk in loans, residential mortgage-backed securities (“RMBS”), commercial mortgage-backed securities (“CMBS”), collateralized loan obligations (“CLO”) and other similar assets. Such derivatives are accounted for as trading positions. The changes in fair value of these instruments are primarily recorded in Trading account gains (losses)—net, even though they are used to mitigate or transform the risk of exposures arising from banking activities. The net gains (losses) resulting from changes in the fair value of certain credit derivatives where the Group purchases protection to mitigate its credit risk exposure, related to its corporate loan portfolio, is recorded in Other noninterest income (expenses).

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table summarizes gains and losses on derivatives not designated or qualifying as hedges during the six months ended September 30, 2022 and 2023:

	Gains (losses) recorded in income for six months ended September 30,
	2022	2023

	(in millions of yen)
Interest rate contracts	(179,783)	134,778
Foreign exchange contracts	251,060	209,185
Equity-related contracts	482,233	341,589
Credit-related contracts (Note)	42,152	27,400
Other contracts	61,001	(115,214)

Total	656,663	597,737

Note:
Amounts include the net gains (losses) of ¥172 million and ¥(365) million on the credit derivatives economically managing the credit risk of loans during the six months ended September 30, 2022 and 2023, respectively.

C
redit derivatives
A credit derivative is a bilateral contract between a seller and a buyer of protection against the credit risk of a particular entity. Credit derivatives generally require that the seller of credit protection make payments to the buyer upon the occurrence of predefined credit events, which include bankruptcy, dissolution or insolvency of the referenced entity. The MHFG Group either purchases or writes protection on either a single name or a portfolio of reference credits. The Group enters into credit derivatives to help mitigate credit risk in its corporate loan portfolio and other cash positions, to take proprietary trading positions, and to facilitate client transactions.
The notional amount of credit derivatives represents the maximum potential amount of future payments the seller could be required to make. If the predefined credit event occurs, the seller will generally have a right to collect on the underlying reference credit and the related cash flows, while being liable for the full notional amount of credit protection to the buyer. The Group manages credit risk associated with written protection by purchasing protection with identical or similar underlying reference credits, which substantially offsets its exposure. Thus, the notional amount is not necessarily a reliable indicator of the Group’s actual loss exposure.
The following table summarizes the notional and fair value amounts of credit derivatives at March 31, 2023 and September 30, 2023:

	March 31, 2023		September 30, 2023
	Notional amount	Fair value	Notional amount	Fair value

	(in billions of yen)
Credit protection written:
Investment grade	4,497	31	5,467	47
Non-investment grade	5,774	62	1,818	22

Total	10,271	93	7,285	69

Credit protection purchased	12,477	(75)	10,084	3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Note:
The rating scale is based upon either the external ratings or the internal ratings of the underlying reference credit. The lowest investment grade rating is considered to be
BBB-,
while anything below or unrated is considered to be
non-investment
grade.
Non-investment
grade credit derivatives primarily consist of unrated credit default swap indices such as CDX and iTraxx.

The following table shows the maximum potential amount of future payments for credit protection written by expiration period at March 31, 2023 and September 30, 2023:

	Maximum payout/Notional amount
	March 31, 2023	September 30, 2023

	(in billions of yen)

One year or less	331	613
After one year through five years	9,585	6,232
After five years	355	441

Total	10,271	7,285

Note:
The maximum potential amount of future payments is the aggregate notional amount of the credit derivatives where the Group wrote the credit protection, and it has not been reduced by the effect of any amounts that the Group may possibly collect on the underlying assets and the related cash flows, nor netted against that of credit protection purchased.

Credit-related contingent features
Certain of the MHFG Group’s derivative instruments contain provisions that require the Group’s debt to maintain an investment grade credit rating from the major credit rating agencies. If the Group’s debt credit rating were to fall below investment grade, the counterparties to the derivative instruments could request immediate payment or demand immediate and ongoing full overnight collateralization on derivative instruments which are in net liability positions for the Group.
The following table shows the quantitative information about derivative instruments with credit-risk-related contingent features at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023

	(in billions of yen)
Aggregate fair value of derivative instruments with credit-risk-related contingent features in net liability positions	814	1,381
Collateral provided to counterparties in the normal course of business	663	1,136
Amount required to be posted as collateral or settled immediately if credit-risk-related contingent features were triggered	151	244
14. Commitments and contingencies
Obligations under guarantees
The MHFG Group provides guarantees or indemnifications to counterparties to enhance their credit standing and enable them to complete a variety of business transactions. A guarantee represents an obligation to make payments to third parties if the counterparty fails to fulfill its obligation under a borrowing arrangement or other contractual obligation.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The Group records all guarantees and similar obligations subject to ASC 460, “Guarantees” (“ASC 460”) at fair value in the consolidated balance sheets at the inception of the guarantee.
The table below summarizes the maximum potential amount of future payments by type of guarantee at March 31, 2023 and September 30, 2023. The maximum potential amount of future payments disclosed below represents the contractual amounts that could be required to be repaid in the event of the guarantees being executed, without consideration of possible recoveries under recourse provisions or from collateral held. With respect to written options included in derivative financial instruments in the table below, in theory, the MHFG Group is exposed to unlimited losses; therefore, the table shows the notional amounts of the contracts as a substitute for the maximum exposure.

	March 31, 2023	September 30, 2023

	(in billions of yen)

Performance guarantees	3,548	3,895
Guarantees on loans	228	401
Guarantees on securities	82	92
Other guarantees	3,306	3,575
Guarantees for the repayment of trust principal	18	18
Liabilities of trust accounts	554	574
Derivative financial instruments	83,420	153,170
The table below presents the maximum potential amount of future payments of performance guarantees, guarantees on loans, guarantees on securities and other guarantees classified based on internal ratings at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023

	(in billions of yen)

Investment grade	5,587	6,161
Non-investment grade	1,577	1,801

Total	7,164	7,962

Note:	Investment grade in the internal rating scale generally corresponds to BBB- or above in the external rating scale.
Other
off-balance-sheet
instruments
In addition to guarantees, the MHFG Group issues other
off-balance-sheet
instruments to its customers, such as lending-related commitments and commercial letters of credit. Under the terms of these arrangements, the MHFG Group is required to extend credit or make certain payments upon the customers’ requests.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below summarizes the contractual amounts with regard to these undrawn commitments at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023

	(in billions of yen)

Commitments to extend credit (Note)	100,973	106,124
Commercial letters of credit	1,336	1,594

Total	102,309	107,719

Note:	Commitments to extend credit include commitments to invest in securities.
Legal proceedings and investigations
The MHFG Group is involved in normal
collection
proceedings initiated by the Group, other legal proceedings and investigations in the ordinary course of business. In accordance with ASC 450, “Contingencies” (“ASC 450”), the Group recognizes a liability for loss contingencies arising from such proceedings and investigations when a loss is probable and the loss amount or the range of the loss can be reasonably estimated. However, if a loss is reasonably possible but the range of loss is not probable and reasonably estimable, the Group does not recognize a liability but discloses the detail of such proceedings and investigations. Based on the information available as of the date of the consolidated financial statements, the Group believes that the outcome of the collection, legal proceedings and investigations will not have a significant adverse effect on the consolidated financial statements.
15. Variable interest entities and securitizations
Variable interest entities
In the normal course of business, the MHFG Group is involved with VIEs primarily through the following types of transactions: asset-backed commercial paper/loan programs, asset-backed securitizations, investments in securitization products, investment funds, trust arrangements, structured finance, and funding vehicles. The Group consolidates certain of these VIEs, where the Group is deemed to be the primary beneficiary because it has both (1) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE. The Group reassesses whether it is the primary beneficiary on an ongoing basis as long as the Group has any continuing involvement with the VIE. There are also other VIEs, where the Group has determined that it is not the primary beneficiary but has significant variable interests. In evaluating the significance of the variable interests, the Group takes into consideration the extent of its involvement with each VIE, such as the seniority of its investments, the share of its holding in each tranche and the variability it expects to absorb, as well as other relevant facts and circumstances. The likelihood of loss is not necessarily relevant to the determination of significance, and therefore, “significant” does not imply that there is high likelihood of loss. The maximum exposure to loss that is discussed in this section refers to the maximum loss that the Group could possibly be required to record in its consolidated statements of income as a result of its involvement with the VIEs. This represents exposures associated with both on-balance-sheet
assets and
off-balance-sheet
liabilities related to the VIEs. Further, this maximum potential loss is disclosed regardless of the probability of such losses and, therefore, it is not indicative of the ongoing exposure which is managed within the Group’s risk management framework.

F-4
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The table below shows the consolidated assets of the MHFG Group’s consolidated VIEs as well as total assets and maximum exposure to loss for its significant unconsolidated VIEs, in which the Group has determined that its maximum exposure to loss is greater than specific thresholds or meets certain other criteria as of March 31, 2023 and September 30, 2023:

	Consolidated VIEs	Significant unconsolidated VIEs
March 31, 2023	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,082	—	—
Asset-backed securitizations	1,514	224	134
Investments in securitization products	387	—	—
Investment funds	2,294	3,397	845
Trust arrangements and other	4,877	—	—

Total	12,154	3,621	979

	Consolidated VIEs	Significant unconsolidated VIEs
September 30, 2023	Consolidated assets	Total assets	Maximum exposure to loss

	(in billions of yen)
Asset-backed commercial paper/loan programs	3,318	—	—
Asset-backed securitizations	1,580	219	134
Investments in securitization products	386	—	—
Investment funds	2,476	3,816	952
Trust arrangements and other	4,694	—	—

Total	12,454	4,035	1,086

As of March 31, 2023 and September 30, 2023, the noncontrolling interests in consolidated VIEs amounted to ¥719 billion and ¥802 billion, respectively, and are included in the
MHFG
Group’s equity-classified noncontrolling interests.
The
 MHFG
Group has not provided financial or other support to consolidated or unconsolidated VIEs that the Group was not previously contractually required to provide.
The tables below present the carrying amounts and classification of assets and liabilities on the MHFG Group’s balance sheets that relate to its variable interests in significant unconsolidated VIEs, as of March 31, 2023 and September 30, 2023:

Assets on the MHFG Group’s balance sheets related to unconsolidated VIEs:	March 31, 2023	September 30, 2023

	(in billions of yen)
Trading account assets	83	98
Investments	482	545
Loans	154	160

Total	719	803

F-4
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Liabilities on the MHFG Group’s balance sheets and maximum exposure to loss related to unconsolidated VIEs:	March 31, 2023	September 30, 2023

	(in billions of yen)

Trading account liabilities	1	2

Total	1	2

Maximum exposure to loss (Note)	979	1,086

Note:
This represents the maximum amount the Group could possibly be required to record in its consolidated statements of income associated with on-balance-sheet
exposures and
off-balance-sheet
liabilities such as undrawn commitments.

In the table above the nature of the MHFG Group’s variable interest can take different forms, as described further in the notes below. Additionally, the Group’s exposure to the obligations of VIEs is generally limited to its interest in these entities. In certain instances the Group provides undrawn commitments to the VIEs.
The MHFG Group’s maximum exposure to loss presented in the table above does not include the benefit of offsetting financial instruments that are held to mitigate the risks associated with these variable interests. Furthermore, the Group’s maximum exposure to loss presented in the table above is not reduced by the amount of collateral held as part of the transaction with the VIE or any party to the VIE directly against a specific exposure to loss.
Asset-backed commercial paper/loan programs
The MHFG Group manages several asset-backed commercial paper/loan programs that provide its clients with off-balance-sheet
and/or cost-effective financing. The VIEs used in the programs purchase financial assets, primarily receivables, from clients participating in the programs and provide liquidity through the issuance of commercial paper or borrowings from the Group backed by the financial assets. While customers normally continue to service the transferred receivables, the Group underwrites, distributes, and makes a market in commercial paper issued by the conduits. The Group typically provides program-wide liquidity and credit support facilities and, in some instances, financing to the VIEs. The Group has the power to determine which assets will be held by the VIEs and has an obligation to monitor these assets. The Group is also responsible for liability management. In addition, through the liquidity and credit support facilities provided to the VIEs, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
Asset-backed securitizations
The MHFG Group acts as an arranger of various types of structured finance schemes to meet its clients’ needs for off-balance-sheet
financing. In substantially all of these structured financing transactions, the transfer of the financial asset by the client is structured to be bankruptcy remote by use of a bankruptcy remote entity, which is deemed to be a VIE because its equity holder does not have decision making rights. The Group receives fees for structuring and/or distributing the securities sold to investors. In some cases, the Group itself purchases the securities issued by the entities and/or provides loans to the VIEs.
In addition, the MHFG Group establishes several single-issue and multi-issue special purpose entities that issue collateralized debt obligations (“CDO”) or CLO, synthetic CDO/CLO or other repackaged instruments to meet clients’ and investors’ financial needs. The Group also arranges securitization transactions including CMBS, RMBS and others. In these transactions, the Group acts as an underwriter, placement agent, asset manager, derivatives counterparty, and/or investor in debt and equity instruments.

F-4
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

In these cases, the MHFG Group considers that these variable interests are not significant as the Group does not have material balance sheet or off-balance
exposure at risk related to these variable interests. However, when the Group has invested in securities issued by the VIEs and/or provides loans to the VIEs and its investment is most part of shares, such variable interests are deemed to be “significant.” In certain VIEs, where the Group provides liquidity and credit support facilities, writes credit protection or invests in debt or equity instruments in its role as an arranger, servicer, administrator or asset manager, etc., the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs.
The MHFG Group manages Tender Option Bond (“TOB”) programs which are associated with trusts that hold highly-rated, fixed-rate and tax-exempt
municipal bonds. The trust finances the purchase of their municipal bonds by issuing two types of certificates: (1) short-term puttable and floating-rate certificates (“floaters”), typically purchased by money market funds and (2) certificates that earn all excess cash flow received by the trust after floaters and fees are paid (“residuals”), purchased by the transferor of the municipal bond to the trust as a sponsor. The Group is engaged in two types of TOB trusts: customer TOB trusts and non-customer
TOB trusts. Customer TOB trusts are those for which the residuals are purchased by customers of the Group, whereas the residuals issued by non-customer
TOB trusts are purchased by the Group. Both types of TOB trusts are deemed to be VIEs because its equity holder does not have decision making rights. The Group considers that it is a “significant” variable interest when the Group has the residuals as a sponsor and/or provides liquidity and credit support facilities. The Group often commits to provide liquidity to customer TOB trusts and the residual holders of customer TOB trusts are obligated to reimburse the Group for any payment the Group makes under those liquidity and credit support facilities. In non-customer
TOB trusts, where the Group holds the residuals as a sponsor, the Group has the power to determine which assets will be held by the VIEs or to manage and monitor these assets. In addition, through the variable interests above, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. Customer TOB trusts are not consolidated in the financial statements of the Group, as the residuals are held by customers and the Group does not have power to determine which assets will be held by the VIEs or to manage and monitor these assets.
Investments in securitization products
The MHFG Group invests in, among other things, various types of CDO/CLO, synthetic CDO/CLO and repackaged instruments, CMBS and RMBS arranged by third parties for the purpose of generating current income or capital appreciation, which all utilize entities that are deemed to be VIEs. By design, such investments were investment grade at issuance and held by a diverse group of investors. The potential loss amounts of the securities and the loans are generally limited to the amounts invested because the Group has no contractual involvement in such VIEs beyond its investments. Since the Group is involved in these VIEs only as an investor, the Group does not ordinarily have the power to direct the VIEs’ activities that most significantly impact the VIEs’ economic performance. Similar to the criteria noted in the asset-backed securitization section, the Group views this investment activity to be “significant” when it has a large investment share and/or provides loans to the VIEs. The Group consolidates VIEs, where the transactions are tailored by the third-party arrangers to meet the Group’s needs as a main investor, who is ultimately deemed to have the power to determine which assets are to be held by the VIEs. The Group also invests in certain beneficial interests issued by VIEs which hold real estate that the Group utilizes. In addition to these variable interests, when the Group has the power including the sole unilateral ability to liquidate the VIEs, the Group consolidates such VIEs.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Investment funds
The MHFG Group invests in various investment funds, including securities investment trusts, which collectively invest in equity and debt securities that include listed Japanese securities and investment grade bonds. Investment advisory companies or fund management companies, including the Group’s subsidiaries and affiliates, administer and make investment decisions about such investment funds. The Group considers that it is a “significant” variable interest when the Group’s investment share is greater than threshold. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
The MHFG Group determines whether it is the primary beneficiary by evaluating whether it has both (1) the power to make investment decisions about the investment funds and (2) the obligation to absorb losses or the right to receive benefits that could potentially be significant to the investment funds. The Group consolidates certain investment funds where it is deemed to be the primary beneficiary.
Trust arrangements
The MHFG Group offers a variety of asset management and administration services under trust arrangements including security investment trusts, pension trusts and trusts used in the securitization of assets originated by and transferred to third parties. The Group receives trust fees for providing services as an agent or fiduciary on behalf of beneficiaries. In these cases, the Group considers that these variable interests are not significant except for its specific involvement as noted below.
With respect to guaranteed principal money trust products, the MHFG Group assumes certain risks by providing guarantees for the repayment of principal as required by the trust agreements or relevant Japanese legislation. The Group manages entrusted funds primarily through the origination of high-quality loans and other credit-related products, investing in investment grade marketable securities such as Japanese government bonds and placing cash with the Group’s subsidiary trust banks. The Group has the power to determine which assets will be held by the VIEs or to manage these assets. In addition, through the principal guarantee agreements, the Group has the obligation to absorb losses that could potentially be significant to the VIEs. Therefore, the Group consolidates such VIEs. However, the Group does not consolidate certain guaranteed principal money trusts, which invest all the entrusted funds in the Group itself, as the Group has determined that it has no variable interests. See Note 14 “Commitments and contingencies” for the balances of guaranteed trust principal that are not consolidated at March 31, 2023 and September 30, 2023.
With respect to
non-guaranteed
trust arrangements, the MHFG Group manages and administers assets on behalf of its customers (trust beneficiaries) in the capacity of a trustee and fiduciary. For substantially all non-guaranteed
trust arrangements, the Group generally does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance or has neither the obligation to absorb losses nor the right to receive benefits that could potentially be significant to the VIEs. Therefore, such trust accounts are not included in the consolidated financial statements of the Group.
The MHFG Group established a trust in August 2020, which holds the Group’s housing loans and in turn issues beneficiary interests to the Group. The Group pledges the beneficiary interests as a collateral for borrowing from the Bank of Japan. In its role as a servicer, the Group has power to direct the entity’s activities that most significantly impact the entity’s economic performance by managing mortgage loans owned by a trust. The Group considers that it is a “significant” variable interest since the Group can determine which assets will be held by the VIE. In addition, through the beneficiary interest, the Group has the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE. Therefore, the Group consolidates the VIE.

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Special purpose entities created for structured finance
The MHFG Group is involved in real estate, commercial aircraft and other vessel and machinery and equipment financing to VIEs and financing in securitized receivable. As the Group typically only provides senior financing with credit enhanced by subordinated interests and may sometimes act as an interest rate swap counterparty, the Group has determined that it does not have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, or it does not have significant variable interests. Therefore, the Group does not consolidate such VIEs.
Funding Vehicles
The MHFG Group established a wholly-owned
off-shore
vehicle which issued subordinated bonds that are fully guaranteed by the Group, to investors unrelated to the Group to fund purchases of subordinated bonds issued by the Group. The entity is considered VIE because it lacks sufficient equity to finance its activities; however, the Group’s investment in the vehicle’s equity is not a variable interest because the investment is not considered to be at risk as the entire amount raised by the vehicle was used to purchase subordinated bonds issued by the Group. Because the Group does not have variable interests in the vehicle, the Group does not consolidate the entity. Subordinated bonds issued by the Group, which are included in
Long-term
debt, were
¥
200
 billion and ¥
224
 billion at March
31
,
2023
and September
30
,
2023
, respectively.
Securitization
The MHFG Group engages in securitization activities and securitizes mortgage loans, other loans, government and corporate securities and other types of financial assets in the normal course of business. In these securitization transactions, the Group records the transfer of a financial asset as a sale when all the accounting criteria for a sale under ASC 860, “Transfers and Servicing” (“ASC860”) are met. These criteria are (1) the transferred financial assets are legally isolated from the Group’s creditors, (2) the transferee or beneficial interest holder has the right to pledge or exchange the transferred financial assets, and (3) the Group does not maintain effective control over the transferred financial assets. If all the criteria are not met, the transfer is accounted for as a secured borrowing.
For the six months ended September 30, 2022 and 2023, the MHFG Group neither made significant transfers of financial assets nor recognized significant gains or losses in securitization transactions accounted for as sales. The Group did not retain significant interests in securitization transactions accounted for as sales as of March 31, 2023 and September 30, 2023.

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6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

16. Noninterest income
Details of Noninterest income for the six months ended September 30, 2022 and 2023 are as follows:

	Six months ended September 30,
	2022	2023

	(in millions of yen)
Fee and commission income:
Securities-related business (1)	74,804	116,989
Deposits-related business (1)	7,769	7,709
Lending-related business (2)(4)	79,811	111,688
Remittance business (1)	52,410	51,688
Asset management business (1)	55,508	56,435
Trust-related business (1)	57,395	62,172
Agency business (1)	18,399	18,615
Guarantee-related business (3)	20,680	20,866
Fees for other customer services (1)	81,968	77,835

Total Fee and commission income	448,744	523,998

Foreign exchange gains (losses)—net (3)	128,897	22,548
Trading account gains (losses)—net (2)	(851,080)	(257,638)
Investment gains (losses)—net:
Debt securities (3)	8,057	4,403
Equity securities (3)	(113,461)	490,375
Equity in earnings (losses) of equity method investees—net (3)	(5,003)	46,741
Gains on disposal of premises and equipment (3)	1,811	8,261
Other noninterest income (2) (5)	168,254	152,903

Total	(213,781)	991,591

Notes:
(1)	These amounts are revenues from contracts within the scope of ASC 606, “Revenue from contracts with customers” (“ASC 606”).
(2)	Part of these amounts are considered to be revenues from contracts that are within the scope of ASC 606.
(3)	These amounts are revenues from contracts that do not meet the scope of ASC 606.
(4)	Most of the lending-related fees such as commitment fees and arrangement fees are not within the scope of ASC 606.
(5)	These amounts include the net unrealized gains resulting from changes in fair values of structured notes that contain embedded derivatives. See Note 17 “Fair value” for further details.
Certain Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income outlined in the table above are considered to be revenues from contracts that are within the scope of ASC 606. The MHFG Group disaggregates Fee and commission income, which is the main part of revenues within the scope of ASC 606, by type of business or service in the table above.
Fee and commission income
For the MHFG Group’s accounting policy for the recognition of Fee and commission income, see Note 1 “Basis of presentation and summary of significant accounting policies” to the consolidated financial statements in the Group’s most recent Form
20-F.

F-4
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Trust-related business fees consist of trust fees earned primarily through fiduciary asset management and administrative service and other trust-related fees, which amounted to ¥27 billion and ¥30 billion for the six months ended September 30, 2022, respectively, and ¥28 billion and ¥34 billion for the six months ended September 30, 2023, respectively.
Trading account gains
(losses)-net
and Other noninterest income
In addition to Fee and commission income, Trading account gains
(losses)-net
and Other noninterest income include certain revenues within the scope of ASC 606. Underwriting fees from trading securities, which amounted to ¥24 billion and ¥40 billion for the six months ended September 30, 2022 and 2023, respectively, are within the scope of ASC 606 and accounted for in Trading account gains
(losses)-net.
Underwriting fees are primarily recognized on the date which all the considerations of the transaction are fixed. For the six months ended September 30, 2022 and 2023, approximately ¥9 billion and ¥12 billion, respectively, of Other noninterest income were within the scope of ASC 606. Credit card interchange fees are within the scope of ASC 606 and accounted for in Other noninterest income. Credit card interchange fees are earned on credit card transactions conducted through payment networks and recognized upon settlement of the credit card payment transactions.
Contract balances relating to revenues from contracts with customers subject to ASC 606
Contract assets and receivables from contracts with customers subject to ASC 606 are recognized in Accrued income or accounts receivable of Other assets. As of March 31, 2023 and September 30, 2023, the balance of contract assets was not material. Contract liabilities are recognized in unearned income of Other liabilities. As of March 31, 2023 and September 30, 2023, the balance of contract liabilities was not material.
Remaining performance obligations relating to revenues from contracts with customers subject to ASC 606
Remaining performance obligations are services that the MHFG Group has committed to provide in the future in connection with its contracts with customers. As of March 31, 2023 and September 30, 2023, the amount of expected revenues from current obligations to provide services in the future was not material. It excludes revenues from contracts less than one year or contracts that have provisions that allow the Group to recognize revenue at the amount it has the right to invoice.
17. Fair value
Fair value measurements
ASC 820, “Fair Value
Measurement
” (“ASC 820”), defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. In addition, ASC 820 precludes (1) the deferral of gains and losses at inception of certain derivative contracts whose fair value was not evidenced by market-observable data, and (2) the use of block discounts when measuring the fair value of instruments traded in an active market, which were previously applied to large holdings of publicly traded financial instruments.

F-4
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Fair value hierarchy
ASC 820 specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. The standard describes three levels of inputs that may be used to measure fair value
:

Level 1	Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments. If no quoted market prices are available, the fair values of debt securities and over-the-counter
derivative contracts in this category are determined using pricing models with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
Valuation process
The MHFG Group has established valuation policies which govern the principles of fair value measurements and the authority and duty of each department. The Group has also established procedure manuals which describe valuation techniques and related inputs for determining the fair values of various financial instruments. The policies require that the measurement of fair values be carried out in accordance with the procedures performed by the risk management departments or the back offices which are independent from the front offices. The policies also require the risk management departments to assess whether the valuation methodologies defined in the procedure manuals are fair and proper and the internal audit departments to periodically review the compliance with the procedures throughout the Group. Although the valuation methodologies and related inputs are consistently applied from period to period, a change in the market environment sometimes leads to a change in the valuation methodologies and the inputs. For instance, a change in market liquidity due to a delisting or a new listing is one of the key drivers of revisions to the valuation methodologies and the inputs. The key drivers also include the availability or the lack of market observable inputs and the development of new valuation methodologies. Price verification performed through the Group’s internal valuation process has an important role in identifying whether the valuation methodologies and the inputs need to be changed. The internal valuation process over the prices broker-dealers provide, primarily for Japanese securitization products, is described in more detail below in
Available-for-sale
securities
. A change in the valuation methodologies and/or the inputs requires the revision of the valuation policies and procedure manuals, which is required to be approved by the appropriate authority, either the CEO, the head of risk management, and/or the head of accounting, depending on the nature and characteristics of the change.
The following is a description of valuation methodologies and inputs used
for assets and liabilities measured at fair value on a recurring basis, including the general classification of such instruments pursuant to the fair value

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

hierarchy and the MHFG Group’s valuation techniques used to measure fair values. During the six months ended September 30, 2023, there were no significant changes made to the Group’s valuation techniques and related inputs.
Trading securities and trading securities sold, not yet purchased
When quoted prices for identical securities are available in an active market, the Group uses the quoted prices to measure the fair values of securities and such securities are classified in Level 1 of the fair value hierarchy. Level 1 securities include highly liquid government bonds and equity securities. When quoted prices for identical securities are available, but not actively traded, such securities are classified in Level 2 of the fair value hierarchy. When no quoted market prices are available, the Group estimates fair values by using pricing models with inputs that are observable in the market and such securities are classified in Level 2 of the fair value hierarchy. Level 2 securities include Japanese local government bonds, corporate bonds, and commercial paper. When less liquid market conditions exist for securities, the quoted prices are stale or the prices from independent sources vary significantly, such securities are generally classified in Level 3 of the fair value hierarchy. The fair values of securitization products such as RMBS, CMBS, ABS, and CLO are determined primarily by using a discounted cash flow model. The key inputs used for the model include default rates, recovery rates, prepayment rates, and discount rates. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Hedge funds the Group invests in are primarily multi strategy funds that employ a fundamental bottom-up
investment approach across various asset classes globally. Hedge funds are measured at the net asset value (“NAV”) per share and the Group has the ability to redeem its investment with the investees at the NAV per share at the measurement date or within the near term. Private equity funds have specific investment objectives in connection with their acquisition of equity interests in new and emerging firms in need of capital. Employing venture capital strategies, they provide financing and other support to start-up
businesses, medium and small entities in particular geographical areas, and to companies with certain technologies or companies in high-growth industries. Real estate funds invest globally and primarily in real estate companies, debt recapitalizations and direct property. Private equity funds and real estate funds are measured using the NAV per share practical expedient and the Group does not have the ability to redeem its investment in the investees at the NAV per share at the measurement date or within the near term. It is estimated that the underlying assets of the funds would be liquidated within a ten-year
period.
Derivative financial instruments
Exchange-traded derivatives are valued using quoted market prices and consequently are classified in Level 1 of the fair value hierarchy. However, the majority of derivatives entered into by the Group are executed over-the-counter
and are valued using internal valuation techniques as no quoted market prices are available for such instruments. The valuation techniques depend on the type of derivatives. The principal techniques used to value these instruments are discounted cash flow models and the Black-Scholes option pricing model, which are widely accepted in the financial services industry. The key inputs vary by the type of derivatives and the nature of the underlying instruments and include interest rate yield curves, foreign exchange rates, the spot price of the underlying, volatility and correlation. Each item is classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Level 2 derivatives include plain vanilla interest rate and currency swaps and option contracts. Derivative contracts valued using significant unobservable correlation or volatility are classified in Level 3 of the fair value hierarchy. In addition, the Group records credit-risk valuation adjustments on over-the-counter
derivatives to reflect the credit quality of its counterparties. The
Group

F-5
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

calculates these credit-risk valuation adjustments using modeled expected exposure, and default probabilities and severity factors that are developed from market credit spreads and other related market information. Also, the Group records funding valuation adjustments to reflect the impact of funding on uncollateralized over-the-counter
derivatives and derivatives where the Group is not permitted to use the collateral received, and is recognized where there is evidence that a market participant would incorporate the adjustment into the transfer of the instrument. The Group calculates these funding valuation adjustments incorporating the expected future funding requirements arising from the Group’s positions and the estimated market funding cost which considers the Group’s credit risk. The Group measures these valuation adjustments based on net exposure of a group of financial assets and financial liabilities to credit risk.
Available-for-sale
securities
The fair values of
available-for-sale
securities are determined primarily using the same procedures described under trading securities above. Since private placement bonds have no quoted market prices, the fair values of such bonds are estimated based on a discounted cash flow model using interest rates approximating the current rates for instruments with similar maturities and credit risk. Private placement bonds are classified in either Level 2 or Level 3 depending on the observability of the significant inputs to the model, such as credit risk. The fair values of securitization products such as RMBS, CMBS and ABS are generally based upon single non-binding
quoted prices from broker-dealers. Such quotes are validated through the Group’s internal processes and controls. In rare instances where the Group finds the quoted prices to be invalid through its internal valuation process, it adjusts those prices or alternatively estimates their fair values by using a discounted cash flow model to incorporate the Group’s estimates of key inputs such as the most recent value of each underlying asset, cash flows of the underlying assets, and discount margin. The validation of such prices varies depending on the nature and type of the products. For the majority of RMBS and ABS, broker quotes are validated by investigating significant unusual monthly valuation fluctuations and comparing to prices internally computed through discounted cash flow models using assumptions and parameters provided by brokers such as the cash flows of underlying assets, yield curve, prepayment speed and credit spread. For the majority of CMBS, the Group validates broker quotes through a review process that includes the investigation of significant unusual monthly valuation fluctuations and/or a review of underlying assets with significant differences between the valuations of the Group and the broker-dealers being identified. Though most securitization products are classified in Level 2, if the significant inputs are unobservable or cannot be corroborated by observable market data, these financial instruments are classified in Level 3.
Equity securities
Equity securities mainly consist of marketable equity securities. The fair values of the marketable equity securities are based upon quoted market prices for identical equity securities trading as securities in an active market. Equity securities also include investments in certain investment funds measured using the NAV per share practical expedient including private equity funds and real estate funds. These securities are determined primarily using
the same procedures described under
Trading securities and trading securities sold, not yet purchased above.
Other investments
Other investments consist of
investments
held by consolidated investment companies. These companies typically hold investments in marketable and non-marketable
equity securities and debt securities. The fair value of the marketable equity securities is based upon quoted market prices. The fair value of the non-marketable
equity

F-5
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

securities is based upon significant management judgment, as very limited quoted prices exist. When evaluating such securities, the Group firstly considers recent market transactions of identical securities, if applicable. Thereafter, the Group uses commonly accepted valuation techniques such as earnings multiples based on comparable public securities.
Non-marketable
equity securities are generally classified in Level 3 of the fair value hierarchy. The fair value of the debt securities is estimated using a discounted cash flow model, since they have no quoted market prices. Those debt securities are classified in Level 3, because the credit risk is unobservable.
Long-term debt and Other short-term borrowings
Fair value accounting is elected for certain debt instruments with embedded derivatives. The fair values are determined using a discounted cash flow model that considers the embedded derivatives and the terms and payment structures of the notes. The fair values of the derivatives embedded in such notes are primarily derived by using the same procedures described in
Derivative financial instruments
above. Such notes are classified in Level 2 or Level 3 depending on the observability of the significant inputs into the model used to determine the fair value of the embedded derivatives. The Group also measures certain notes that contain embedded derivatives at fair value under the practicability exception. For these instruments, fair value is based on quoted prices for identical debt traded as a security in inactive markets. These instruments are classified in Level 2 of the fair value hierarchy.

F-5
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a recurring basis
Assets and liabilities measured at fair value on a recurring basis at March 31, 2023 and September 30, 2023, including those for which the MHFG Group has elected the fair value option, are summarized below:

March 31, 2023	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	1,187	7	—	1,194
Japanese local government bonds	—	138	—	138
U.S. Treasury bonds and federal agency securities	1,917	1,377	—	3,294
Other foreign government bonds	658	786	—	1,444
Agency mortgage-backed securities	—	5,309	—	5,309
Certificates of deposit and commercial paper	—	516	—	516
Corporate bonds and other (2)	—	2,406	47	2,453
Equity securities	1,859	370	21	2,250
Trading securities measured at net asset value (3)				111
Derivative financial instruments:
Interest rate contracts	218	8,103	53	8,374
Foreign exchange contracts	—	4,200	22	4,222
Equity-related contracts	39	73	33	145
Credit-related contracts	—	143	1	144
Other contracts	15	12	20	47
Available-for-sale securities:
Japanese government bonds	15,771	678	—	16,449
Japanese local government bonds	—	555	—	555
U.S. Treasury bonds and federal agency securities	376	—	—	376
Other foreign government bonds	322	986	—	1,308
Agency mortgage-backed securities	—	522	—	522
Residential mortgage-backed securities	—	34	13	47
Commercial mortgage-backed securities	—	862	—	862
Japanese corporate bonds and other debt securities	—	2,008	101	2,109
Foreign corporate bonds and other debt securities	—	916	90	1,006
Equity securities:
Equity securities with readily determinable fair values	3,052	161	—	3,213
Equity securities measured at net asset value (3)				271
Other investments	—	—	63	63

Total assets measured at fair value on a recurring basis	25,414	30,162	464	56,422

Liabilities:
Trading securities sold, not yet purchased	2,954	3,513	—	6,467
Derivative financial instruments:
Interest rate contracts	244	8,271	2	8,517
Foreign exchange contracts	—	4,005	8	4,013
Equity-related contracts	46	91	60	197
Credit-related contracts	—	124	2	126
Other contracts	10	15	18	43
Long-term debt (4)	—	1,844	836	2,680

Total liabilities measured at fair value on a recurring basis	3,254	17,863	926	22,043

F-5
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2023	Level 1	Level 2	Level 3	Assets/ Liabilities measured at fair value

	(in billions of yen)
Assets:
Trading securities (1) :
Japanese government bonds	2,133	5	—	2,138
Japanese local government bonds	—	111	—	111
U.S. Treasury bonds and federal agency securities	3,847	1,217	—	5,064
Other foreign government bonds	651	1,001	—	1,653
Agency mortgage-backed securities	—	5,746	—	5,746
Certificates of deposit and commercial paper	—	783	—	783
Corporate bonds and other (2)	—	2,889	122	3,011
Equity securities	2,466	358	22	2,847
Trading securities measured at net asset value (3)				119
Derivative financial instruments:
Interest rate contracts	30	11,728	86	11,844
Foreign exchange contracts	—	7,027	6	7,032
Equity-related contracts	75	228	13	315
Credit-related contracts	—	167	1	168
Other contracts	34	10	19	63
Available-for-sale securities:
Japanese government bonds	19,142	751	—	19,893
Japanese local government bonds	—	566	—	566
U.S. Treasury bonds and federal agency securities	157	—	—	157
Other foreign government bonds	361	1,131	—	1,492
Agency mortgage-backed securities	—	513	—	513
Residential mortgage-backed securities	—	32	9	41
Commercial mortgage-backed securities	—	832	3	835
Japanese corporate bonds and other debt securities	—	1,821	165	1,986
Foreign corporate bonds and other debt securities	—	868	103	971
Equity securities:
Equity securities with readily determinable fair values	3,723	279	—	4,002
Equity securities measured at net asset value (3)				327
Other investments	—	—	79	80

Total assets measured at fair value on a recurring basis	32,619	38,066	627	71,757

Liabilities:
Trading securities sold, not yet purchased	3,516	3,497	—	7,013
Derivative financial instruments:
Interest rate contracts	24	12,018	4	12,045
Foreign exchange contracts	—	6,973	10	6,982
Equity-related contracts	50	150	46	246
Credit-related contracts	—	93	2	96
Other contracts	23	22	19	64
Other short-term borrowings (4)	—	133	—	133
Long-term debt (4)	—	2,230	769	2,998

Total liabilities measured at fair value on a recurring basis	3,614	25,115	848	29,577

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Notes:
(1)	Trading securities include foreign currency denominated securities for which the MHFG Group elected the fair value option.
(2)	The amount includes CLO and convertible bonds, which are classified in Level 3.
(3)
In accordance with ASC 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value
amounts presented for these classes of assets are intended to permit the reconciliation of the fair value hierarchy to the amounts presented in the statements of financial position. The amounts of unfunded commitments related to these investments at March 31, 2023 and September 30, 2023 were ¥52 billion and ¥65 billion, respectively.

(4)	Amounts represent items for which the Group elected the fair value option or for which it applied the practicability exception.
Items measured at fair value on a recurring basis using significant unobservable inputs (Level 3)
The following table presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the six months ended September 30, 2022 and 2023:

Six months ended September 30, 2022	April 1, 2022	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2022	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	8	—	(2)	—		—	—	—	—	—	(1)	7	—
Corporate bonds and other	71	6	(2)	—		8	(1)	65	(29)	—	(49)	71	1
Equity securities	28	1	(2)	—		—	—	—	—	—	(3)	26	(1)
Derivative financial instruments, net (1) :
Interest rate contracts	22	24	(2)	—		—	—	—	—	—	4	50	(27)
Foreign exchange contracts	32	7	(2)	—		—	—	—	—	—	—	39	4
Equity-related contracts	(14)	(12	) (2)	—		—	—	—	—	—	4	(22)	(129)
Credit-related contracts	1	(2	) (2)	—		—	—	—	—	—	(1)	(2)	(6)
Other contracts	—	—	(2)	—		—	—	—	—	—	—	—	—
Available-for-sale securities:
Residential mortgage-backed securities	18	—	(3)	—	(4)	—	—	—	—	—	(3)	15	—
Commercial mortgage-backed securities	—	—	(3)	—	(4)	—	—	—	—	—	—	—	—
Japanese corporate bonds and other debt securities	315	—	(3)	—	(4)	—	—	3	—	—	(188)	130	5
Foreign corporate bonds and other debt securities	117	—	(3)	1	(4)	—	(9)	54	—	—	(2)	161	—
Other investments	56	3	(3)	—		—	—	36	—	—	(31)	64	—
Liabilities:
Long-term debt	794	96	(5)	6	(4)	1	—	—	—	201	(88)	806	109

F-5
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Six months ended September 30, 2023	April 1, 2023	Gains (losses) in Earnings		Gains (losses) in OCI		Transfers into Level 3	Transfers out of Level 3	Purchases	Sales	Issuances	Settle- ments	September 30, 2023	Change in unrealized gains (losses) still held (6)

	(in billions of yen)
Assets:
Trading securities:
Residential mortgage-backed securities	—	—	(2)	—		—	—	—	—	—	—	—	—
Corporate bonds and other	47	3	(2)	—		—	(4)	140	(43)	—	(22)	122	1
Equity securities	21	1	(2)	—		—	—	1	(1)	—	(1)	22	—
Derivative financial instruments, net (1) :
Interest rate contracts	51	31	(2)	—		—	—	—	—	—	—	82	37
Foreign exchange contracts	14	(1	) (2)	—		—	—	—	—	—	(17)	(4)	(7)
Equity-related contracts	(27)	(22	) (2)	—		—	—	—	—	—	16	(33)	18
Credit-related contracts	(1)	—	(2)	—		—	—	—	—	—	—	(2)	—
Other contracts	2	(2	) (2)	—		—	—	—	—	—	—	—	(1)
Available-for-sale securities:
Residential mortgage-backed securities	13	—	(3)	—	(4)	—	—	—	(2)	—	(2)	9	—
Commercial mortgage-backed securities	—	—	(3)	—	(4)	—	—	3	—	—	—	3	—
Japanese corporate bonds and other debt securities	101	—	(3)	10	(4)	—	—	100	—	—	(46)	165	12
Foreign corporate bonds and other debt securities	90	—	(3)	7	(4)	—	(2)	9	—	—	(2)	103	(1)
Other investments	63	1	(3)	—		—	—	46	—	—	(30)	79	—
Liabilities:
Long-term debt	836	(26	) (5)	(14	) (4)	1	(2)	—	—	165	(271)	769	(3)

Notes:
(1)	Total Level 3 derivative exposures have been netted on the table for presentation purposes only.
(2)	Gains (losses) in Earnings are reported in Trading account gains (losses)-net, Foreign exchange gains (losses)-net or Other noninterest income (expenses).
(3)	Gains (losses) in Earnings are reported in Investment gains (losses)-net.
(4)	Gains (losses) in OCI are reported in Other comprehensive income (loss).
(5)	Gains (losses) in Earnings are reported in Other noninterest income (expenses).
(6)
Amounts represent total gains or losses recognized in earnings and other comprehensive income (loss) during the period. These gains or losses were attributable to the change in fair value relating to assets and liabilities classified as Level 3 that were still held at September 30, 2022 and 2023. The amounts of unrealized gains (losses) in other comprehensive income (loss) are related to
Available-for-sale
securities and Long-term debt, which were ¥5 billion and ¥6 billion, respectively, at September 30, 2022, and ¥12 billion and ¥(14) billion, respectively, at
September
30, 2023.

Transfers between levels
During the six months ended September 30, 2022, the transfers into Level 3 included ¥8 billion of Trading securities and ¥1 billion of Long-term debt. Transfers into Level 3 for Trading securities were primarily due to decreased liquidity for certain foreign bonds. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured notes. During the six months ended September 30, 2022, the transfers out of Level 3 included ¥1 billion of Trading securities and ¥9 billion of
Available-for-sale
securities. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds.

Transfers out of Level 3 for Available-for-sale securities were primarily due to increased liquidity for certain Foreign corporate bonds and other debt securities
.

F-5
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

During the six months
e
nded September 30, 2023, the transfers into L
eve
l 3 included
¥
1
billion of Long-term debt. Transfers into Level 3 for Long-term debt were primarily due to changes in the observability of the default rate when valuing certain structured loans. During the six months ended September 30, 2023, the transfers out of Level 3 included
¥
4
billion of Trading securities,
¥2
billion of Available-for-sale securities and

¥2
billion of Long-term debt. Transfers out of Level 3 for Trading securities were primarily due to increased price transparency for certain foreign bonds. Transfers out of Level 3 for Available-for-sale securities were primarily due to increased price transparency for certain Foreign corporate bonds and other debt securities. Transfers out of Level 3 for Long-term debt were primarily due to changes in the observability of the defau lt
rate when valuing certain structured notes.
Quantitative information about Level 3 fair value measurements
The following table presents information about significant unobservable inputs related to the MHFG Group’s material classes of Level 3 assets and liabilities at March 31, 2023 and September 30, 2023:

March 31, 2023

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	13	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	0.2% - 17.6% 0.0% - 2.2% 100.0% - 100.0% 30.0bps - 167.1bps	4.4% 0.2% 100.0% 47.0bps

Corporate bonds and other debt securities	238	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	21.7% - 21.7% 0.2% - 0.2% 40.5% - 40.5% 98.8bps - 209.9bps 3.5bps - 171.2bps	21.7% 0.2% 40.5% 116.2bps 20.1bps

Derivative financial instruments, net:
Interest rate contracts	51	Internal valuation model (3)	IR - IR correlation	23.2% - 100.0%	75.0%

Foreign exchange contracts	14	Internal valuation model (3)	FX - IR correlation FX - FX correlation	5.5% - 58.2% 39.0% - 64.7%	39.9% 51.9%

Equity-related contracts	(27)	Internal valuation model (3)	Equity - IR correlation Equity - FX correlation Equity correlation Equity volatility	25.0% - 25.0% 0.0% - 60.0% 73.9% - 100.0% 10.3% - 95.4%	25.0% 33.7% 96.7% 44.1%

Credit-related contracts	(1)	Internal valuation model (3)	Default rate	0.1% - 12.2%	2.1%

Other contracts	2	Internal valuation model (3)	Commodity volatility	20.0% - 54.5%	39.8%

Long-term debt	836	Internal valuation model (3)	IR - IR correlation FX - IR correlation FX - FX correlation Equity - IR correlation Equity - FX correlation Equity correlation Equity volatility Default rate Credit correlation	23.2% - 100.0% 5.5% - 58.2% 39.0% - 64.7% 25.0% - 25.0% -16.3% - 93.3% 3.2% - 100.0% 5.9% - 180.8% 0.1% - 13.1% 47.6% - 100.0%	75.0% 39.9% 51.9% 25.0% 0.0% 90.8% 34.1% 2.3% 68.3%

F-5
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDA
TED
FINANCIAL STATEMENTS
(Unaudited)—(Continued)

September 30, 2023

Products/Instruments	Fair value	Principal valuation technique	Unobservable inputs	Range of input values	Average (4)

(in billions of yen, except for percentages and basis points)
Trading securities and Available-for-sale securities:
Residential mortgage-backed securities	9	Discounted cash flow Price-based	Prepayment rate Default rate Recovery rate Discount margin	0.0% - 17.4% 0.0% - 0.7% 100.0% - 100.0% 30.0bps - 167.1bps	4.1% 0.0% 100.0% 43.6bps

Commercial mortgage-backed securities	3	Discounted cash flow Price-based	Discount margin	159.8bps - 292.9bps	247.8bps

Corporate bonds and other debt securities	390	Discounted cash flow Price-based	Prepayment rate (1) Default rate (1) Recovery rate (1) Discount margin (1) Discount margin (2)	4.3% - 26.8% 0.1% - 0.4% 36.9% - 40.5% 34.6bps - 169.0bps 48.2bps - 111.5bps	21.6% 0.2% 39.7% 77.2bps 78.5bps

Derivative financial instruments, net:
Interest rate contracts	82	Internal valuation model (3)	IR - IR correlation	23.2% - 100.0%	75.0%

Foreign exchange contracts	(4)	Internal valuation model (3)	FX - IR correlation FX - FX correlation	28.8% - 72.5% 39.0% - 64.7%	39.9% 51.9%

Equity-related contracts	(33)	Internal valuation model (3)	Equity - IR correlation Equity - FX correlation Equity correlation Equity volatility	25.0% - 25.0% 60.0% - 60.0% 73.7% - 100.0% 12.7% - 96.3%	25.0% 60.0% 96.7% 45.9%

Credit-related contracts	(2)	Internal valuation model (3)	Default rate	0.0% - 10.8%	1.8%

Other contracts	—	Internal valuation model (3)	Commodity volatility	16.0% - 43.7%	30.4%

Long-term debt	769	Internal valuation model (3)	IR - IR correlation FX - IR correlation FX - FX correlation Equity - IR correlation Equity - FX correlation Equity correlation Equity volatility Default rate	23.2% - 100.0% 5.5% - 72.5% 39.0% - 64.7% 25.0% - 25.0% -16.3% - 93.3% 26.0% - 100.0% 5.4% - 56.4% 0.0% - 11.5%	75.0% 39.9% 51.9% 25.0% 0.0% 90.4% 30.2% 1.8%

Notes:
(1)	These inputs are mainly used for determining the fair values of securitization products such as CDO, CLO and ABS, other than RMBS and CMBS.
(2)	This input is mainly used for determining the fair values of Japanese corporate bonds and foreign corporate bonds.
(3)	Internal valuation model includes discounted cash flow models and the Black-Scholes option pricing model.
(4)	Averages are calculated by weighting each input by the relative fair value of the respective financial instruments except for derivative related inputs where medians are used.
(5)	The range of inputs for equity securities is not disclosed, as there is a dispersion of values given the number of positions.
IR	= Interest rate
FX	= Foreign exchange
Uncertainty of fair value measurements relating to unobservable inputs and interrelationships among unobservable inputs
The following is a description of the uncertainty of the fair value measurements from the use of significant unobservable inputs and a description of interrelationships of the significant unobservable inputs used to measure the fair values of Level 3 assets and liabilities.
(1) Prepayment rate
The prepayment rate is the estimated rate at which voluntary unscheduled repayments of the principal of the underlying assets are expected to occur. The movement of the prepayment rate is generally negatively correlated

F-5
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

with borrower delinquency. A change in prepayment rate would impact the valuation of the fair values of financial instruments either positively or negatively, depending on the structure of financial instruments.
(2) Default rate
The default rate is an estimate of the likelihood of not collecting contractual payments. An increase in the default rate would generally be accompanied by a decrease in the recovery rate and an increase in the discount margin. It would also generally impact the valuation of the fair values of financial instruments negatively.
(3) Recovery rate
The recovery rate is an estimate of the percentage of contractual payments that would be collected in the event of a default. An increase in recovery rate would generally be accompanied by a decrease in the default rate. It would also generally impact the valuation of the fair values of financial instruments positively.
(4) Discount margin
The discount margin is the portion of the interest rate over a benchmark market interest rate such as Tokyo Interbank Offered Rate (“TIBOR”) or swap rates. It primarily consists of a risk premium component which is the amount of compensation that market participants require due to the uncertainty inherent in the financial instruments’ cash flows resulting from credit risk. An increase in discount margin would generally impact the valuation of the fair values of financial instruments negatively.
(5) Correlation
Correlation is the likelihood of the movement of one input relative to another based on an established relationship. The change in correlation would impact the valuation of derivatives either positively or negatively, depending on the nature of the underlying assets.
(6) Volatility
Volatility is a measure of the expected change in variables over a fixed period of time. Some financial instruments benefit from an increase in volatility and others benefit from a decrease in volatility. Generally, for a long position in an option, an increase in volatility would result in an increase in the fair values of financial instruments.

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Items measured at fair value on a nonrecurring basis
Certain assets and liabilities are measured at fair value on a nonrecurring basis. These assets and liabilities primarily include items that are measured at the lower of cost or fair value, and items that were initially measured at cost and have been written down to fair value as a result of impairment. The following table shows the fair value hierarchy for these items as of March 31, 2023 and September 30, 2023:

March 31, 2023	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	97	—	—	97	165
Loans held-for-sale	216	—	16	200	282
Equity securities (without readily determinable fair values)	4	—	4	—	5
Other investments	94	93	—	1	122
Premises and equipment-net	1	—	—	1	2

Total assets measured at fair value on a nonrecurring basis	412	93	20	299	576

September 30, 2023	Total	Level 1	Level 2	Level 3	Aggregate cost

	(in billions of yen)
Assets:
Loans	99	—	—	99	166
Loans held-for-sale	136	—	4	132	161
Equity securities (without readily determinable fair values)	—	—	—	—	2
Other assets	1	—	—	1	1

Total assets measured at fair value on a nonrecurring basis	236	—	4	232	330

Note:	The fair values may not be current as of the dates indicated, but rather as of the date the fair value change occurred. Accordingly, the carrying values may not equal current fair value.
Loans in the table above are classified as nonaccrual and are measured based upon the observable market price of the loan, which are classified as Level 2, or the fair value of the underlying collateral, which are classified as Level 3.
Loans
held-for-sale
in the table above are accounted for at the lower of cost or fair value at the end of the period. The items for which fair values are determined by using actual or contractually determined selling price data are classified as Level 2. Due to the lack of current observable market information, the determination of the fair values for items other than the aforementioned requires significant adjustment based upon management judgment and estimation, which results in such items being classified in Level 3 of the hierarchy. Loans held-for-sale
classified as Level 3 were measured at fair value based on market comparables. The significant unobservable inputs were price, whose ranges were from ¥0.0 to ¥99.6 and from ¥80.7 to ¥98.7 at March 31, 2023 and September 30, 2023, respectively. The weighted averages were ¥77.6 and ¥84.8 at March 31, 2023 and September 30, 2023, respectively.
Equity securities (without readily determinable fair values) in the table above consist of non-marketable
equity securities which are measured at fair value on a nonrecurring basis, using the measurement alternative for non-marketable
equity securities. These equity securities are on a nonrecurring basis either (1) written down to fair value as a result of impairment or (2) adjusted upward or downward to fair value as a result of transactions

F-6
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

observed for the identical or similar securities of the same issuer. The fair values of the impaired non-marketable
equity securities are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable
equity securities, they are classified as Level 3.
The
fair values of
non-marketable
equity securities adjusted based on observed transaction prices are mainly classified as Level 2.
Other investments in the table above include certain equity method investments which have been impaired and written down to fair value. The fair values of the impaired marketable equity method investments are determined by their quoted market prices. As the securities are traded on an active exchange market, they are classified as Level 1. The fair values of the impaired non-marketable
equity method investments are determined primarily by using a liquidation value technique. As significant management judgment or estimation is required in the determination of the fair values of non-marketable
equity method investments, they are classified as Level 3. There were no other investments measured at fair value on a nonrecurring basis as of September 30, 2023.
Premises and equipment—net and Other assets in the table above have been impaired and written down to fair value. There were no other assets measured at fair value on a nonrecurring basis as of March 31, 2023 and no premises and equipment—net measured at fair value on a nonrecurring basis as of September 30, 2023.
Fair value option
The MHFG Group elected the fair value option for certain eligible financial instruments described below.
Foreign currency denominated debt securities
The MHFG Group elected the fair value option for foreign currency denominated debt securities to mitigate the volatility in earnings due to the difference in the recognition of foreign exchange risk between foreign currency denominated debt securities and financial liabilities. Following the election of the fair value option, these debt securities are reported as trading securities in Trading account assets.
Certain hybrid financial instruments
The MHFG Group issues structured notes as part of its client-driven activities. Structured notes are debt instruments that contain embedded derivatives. The Group elected the fair value option for certain structured notes to mitigate accounting mismatches and to achieve operational simplifications. Fair value option has only been elected for part of the portfolio as the Group would not achieve operational simplifications. In addition, the Group measures certain notes that contain embedded derivatives at fair value under the practicability exception. These notes continue to be reported in Other short-term borrowings and Long-term debt. The interest on these notes continues to be reported in Interest expense on other short-term borrowings and long-term debt based on the contractual rates. Only an immaterial amount included in Other short-term borrowings and Long-term debt in the statement of financial position is not eligible for fair value option. The differences between the aggregate fair value of these notes and the aggregate unpaid principal balance of such instruments were ¥161 billion and ¥146 billion at March 31, 2023 and September 30, 2023, respectively. The net unrealized gains (losses) resulting from changes in fair values of these notes recorded in Other noninterest income (expenses) were of ¥128 billion and ¥34 billion for the six months ended September 30, 2022 and 2023, respectively. Changes in fair value resulting from changes in instrument-specific credit risk were estimated by incorporating the Company’s current credit spreads observable in the bond market.
Fair value of financial instruments
ASC 825, “Financial Instruments” (“ASC 825”), requires the disclosure of the estimated fair value of financial instruments. The fair value of financial instruments is the amount that would be exchanged between willing

F-6
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

parties, other than in a forced sale or liquidation. Quoted market prices, if available, are best utilized as estimates of the fair values of financial instruments. However, since no quoted market prices are available for certain financial instruments, fair values for such financial instruments have been estimated based on management’s assumptions, discounted cash flow models or other valuation techniques. Such estimation methods are described in more detail below. These estimates could be significantly affected by different sets of assumptions. There are certain limitations to management’s best judgment in estimating fair values of financial instruments and inherent subjectivity involved in estimation methodologies and assumptions used to estimate fair value. Accordingly, the net realizable or liquidation values could be materially different from the estimates presented below.
The following is a description of the valuation methodologies used for estimating the fair value of financial assets and liabilities not carried at fair value on the MHFG Group’s consolidated balance sheets.
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions
The carrying value of short-term financial assets, such as cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates.
Investments
The fair value of
held-to-maturity
securities is determined primarily by using the same procedures and techniques described for trading securities and available-for-sale
securities aforementioned in this Note. The fair value of
non-marketable
equity securities is not readily determinable, nor practicable to estimate, due to the lack of available information. Their carrying amounts of ¥208 billion and ¥351 billion at March 31, 2023 and September 30, 2023, respectively, were not included in the disclosure.
Loans
Loans have been fair valued based on the type of loan, credit quality, prepayment assumptions and remaining maturity. The fair value of loans is determined based on discounted cash flows using interest rates approximating the MHFG Group’s current rates for similar loans. The fair value of collateral dependent nonaccrual loans is determined based on the fair value of the underlying collateral.
Other financial assets
The carrying value of other financial assets, which primarily consist of accounts receivable from brokers, dealers, and customers for securities transactions, accrued income and collateral provided for derivative transactions, approximates the fair value of these assets since they generally involve limited losses from credit risk or have short-term maturities with interest rates that approximate market rates. The majority of other financial assets is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities.”
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions
The carrying value of short-term financial liabilities, such as noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions approximates the fair value of these liabilities since they generally have short-term maturities with interest rates that approximate market rates.

F-6
2

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Interest-bearing deposits
The carrying value of demand deposits approximates the fair value since it represents the amount payable on demand at the balance sheet date. The fair value of time deposits and certificates of deposit is primarily estimated based on discounted cash flow analysis using current interest rates for instruments with similar maturities. The carrying value of short-term certificates of deposit approximates the fair value.
Due to trust accounts
The carrying value of due to trust accounts approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates.
Other short-term borrowings
The carrying value of the majority of other short-term borrowings approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The fair value of certain borrowings is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Long-term debt
Long-term debt is fair valued using quoted market prices, if available. Otherwise, the fair value of long-term debt is estimated based on discounted cash flow analysis using interest rates approximating the MHFG Group’s incremental borrowing rates for instruments with similar maturities.
Other financial liabilities
The carrying value of other financial liabilities, which primarily consist of accounts payable to brokers, dealers, and customers for securities transactions, accrued expenses and collateral accepted for derivative transactions, approximates the fair value since they generally have short-term maturities with interest rates that approximate market rates. The majority of other financial liabilities is classified as Level 2, and included in the table in Note 6 “Other assets and liabilities.”
The fair value of certain
off-balance-sheet
financial instruments, such as commitments to extend credit and commercial letters of credit, was not considered material to the consolidated balance sheets at March 31, 2023 and September 30, 2023.

F-6
3

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table shows the carrying amounts and fair values at March 31, 2023 and September 30, 2023, of certain financial instruments, excluding financial instruments which are carried at fair value on a recurring basis and those outside the scope of ASC 825 such as equity method investments as defined in ASC 323, “Investments-Equity Method and Joint Ventures” (“ASC 323”) and lease contracts as defined in ASC 842, “Leases” (“ASC 842”):

	March 31, 2023
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	83,226	83,226	66,498	16,728	—
Investments	2,050	1,915	800	1,115	—
Loans, net of allowance (Note)	93,291	94,605	—	—	94,605
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	64,618	64,618	—	64,618	—
Interest-bearing deposits	128,756	128,718	—	128,718	—
Due to trust accounts	749	749	—	749	—
Other short-term borrowings	3,397	3,397	—	3,397	—
Long-term debt	12,246	11,719	—	10,315	1,404

	September 30, 2023
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3

	(in billions of yen)
Financial assets:
Cash and due from banks, interest-bearing deposits in other banks, call loans and funds sold, and receivables under resale agreements and securities borrowing transactions	80,878	80,878	61,012	19,866	—
Investments	2,999	2,735	570	2,165	—
Loans, net of allowance (Note)	96,891	98,179	—	—	98,179
Financial liabilities:
Noninterest-bearing deposits, call money and funds purchased, and payables under repurchase agreements and securities lending transactions	66,575	66,575	—	66,575	—
Interest-bearing deposits	135,226	135,190	—	135,190	—
Due to trust accounts	329	329	—	329	—
Other short-term borrowings	3,481	3,481	—	3,481	—
Long-term debt	12,840	12,199	—	10,653	1,545

Note:	Loans, net of allowance include items measured at fair value on a nonrecurring basis.

F-6
4

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

18. Offsetting of financial assets and financial liabilities
Derivatives
The MHFG Group enters into master netting arrangements such as International Swaps and Derivatives Association, Inc. (“ISDA”) or similar agreements with counterparties to manage mainly credit risks associated with counterparty default. If the predetermined events including counterparty default occur, these enforceable master netting arrangements or similar agreements give the Group the right to offset derivative receivables and derivative payables and related financial collateral such as cash and securities with the same counterparty.
Repurchase and resale agreements and securities lending and borrowing transactions
Repurchase and resale agreements and securities lending and borrowing transactions are generally covered by industry standard master repurchase agreements and industry standard master securities lending agreements with netting terms to manage mainly credit risks associated with counterparty default. In the event of default by the counterparty, these agreements with netting terms provide the Group with the right to offset receivables and payables related to such transactions with the same counterparty, and to liquidate the collateral held.

F-6
5

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The following table provides information about the offsetting of financial assets and financial liabilities
at March 31, 2023 and September 30, 2023. The table includes derivatives, repurchase and resale agreements, and securities lending and borrowing transactions that are subject to enforceable master netting arrangements or similar agreements irrespective of whether or not they are offset on the Group’s consolidated balance sheets.

					Amounts not offset on the balance sheet (3)
	Gross amounts recognized	Gross amounts offset on the balance sheet	Net amounts presented on the balance sheet (2)		Financial instruments (4)	Cash collateral	Net amounts

	(in billions of yen)
March 31, 2023
Assets (1) :
Derivatives	12,932	—	12,932	(5)	(10,476)	(821)	1,635
Receivables under resale agreements	11,695	—	11,695	(6)	(10,565)	—	1,130
Receivables under securities borrowing transactions	1,892	—	1,892	(7)	(1,866)	—	26

Total	26,519	—	26,519		(22,907)	(821)	2,791

Liabilities (1) :
Derivatives	12,896	—	12,896	(5)	(10,141)	(843)	1,912
Payables under repurchase agreements	25,737	—	25,737	(6)	(25,113)	—	624
Payables under securities lending transactions	886	—	886	(7)	(755)	—	131

Total	39,519	—	39,519		(36,009)	(843)	2,667

September 30, 2023
Assets (1) :
Derivatives	19,422	—	19,422	(5)	(15,308)	(1,264)	2,851
Receivables under resale agreements	15,334	—	15,334	(6)	(14,378)	—	956
Receivables under securities borrowing transactions	1,817	—	1,817	(7)	(1,776)	—	41

Total	36,573	—	36,573		(31,462)	(1,264)	3,848

Liabilities (1) :
Derivatives	19,433	—	19,433	(5)	(14,653)	(1,297)	3,482
Payables under repurchase agreements	33,186	—	33,186	(6)	(31,589)	—	1,597
Payables under securities lending transactions	1,241	—	1,241	(7)	(1,083)	—	158

Total	53,860	—	53,860		(47,324)	(1,297)	5,238

Notes:
(1)
Amounts relating to master netting arrangements or similar agreements where the MHFG Group does not have the legal right of set-off
or where uncertainty exists as to the enforceability of these agreements are excluded. For derivatives, the table includes amounts relating to over-the-counter
(“OTC”) and
OTC-cleared
derivatives that are subject to enforceable master netting arrangements or similar agreements.

(2)	Derivative assets and liabilities are recorded in Trading account assets and Trading account liabilities, respectively.
(3)	Amounts do not exceed the net amounts presented on the balance sheet and do not include the effect of overcollateralization, where it exists.
(4)	For derivatives, amounts include derivative assets or liabilities and securities collateral that are eligible for offsetting under enforceable master netting arrangements or similar agreements.

F-6
6

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

(5)
The amounts of derivative assets and liabilities subject to enforceable master netting arrangements or similar agreements were ¥12,574 billion and ¥12,432 billion, respectively, at March 31, 2023, and ¥18,438 billion and ¥18,475 billion, respectively, at September 30, 2023.

(6)
The amounts of Receivables under resale agreements and Payables under repurchase agreements subject to enforceable industry standard master repurchase agreements with netting terms were ¥10,587 billion and ¥25,147 billion, respectively, at March 31, 2023, and ¥14,433 billion and ¥31,872 billion, respectively, at September 30, 2023.

(7)
The amounts of Receivables under securities borrowing transactions and Payables under securities lending transactions subject to enforceable industry standard master lending agreements with netting terms were ¥1,892 billion and ¥758 billion, respectively, at March 31, 2023, and ¥1,817 billion and ¥1,088 billion, respectively, at September 30, 2023.

19. Repurchase agreements and securities lending transactions accounted for as secured borrowings
The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by remaining contractual maturity at March 31, 2023 and September 30, 2023:

	Overnight and continuous	Up to 30 days	31-90 days	Greater than 90 days	Total

	(in billions of yen)
March 31, 2023
Repurchase agreements	2,285	16,508	5,471	1,473	25,737
Securities lending transactions	685	73	—	128	886

Total	2,970	16,581	5,471	1,601	26,623

September 30, 2023
Repurchase agreements	2,328	23,897	4,330	2,632	33,186
Securities lending transactions	960	131	—	149	1,241

Total	3,288	24,028	4,330	2,781	34,427

The following table shows the gross amounts of liabilities associated with repurchase agreements and securities lending transactions, by class of underlying collateral at March 31, 2023 and September 30, 2023:

	Repurchase agreements	Securities lending transactions

	(in billions of yen)

March 31, 2023
Japanese government bonds and Japanese local government bonds	6,114	102
Foreign government bonds and foreign agency mortgage-backed securities	17,475	73
Commercial paper and corporate bonds	430	—
Equity securities	1,491	711
Other	227	—

Total	25,737	886

September 30, 2023
Japanese government bonds and Japanese local government bonds	6,512	97
Foreign government bonds and foreign agency mortgage-backed securities	23,989	131
Commercial paper and corporate bonds	556	—
Equity securities	1,651	1,013
Other	477	—

Total	33,186	1,241

F-6
7

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

The MHFG Group is required to post securities as collateral with a fair value equal to or in excess of the principal amount of the cash borrowed under repurchase agreements. For securities lending transactions, the Group receives collateral in the form of cash. These contracts involve risks, including (1) the counterparty may fail to return the securities at maturity and (2) the fair value of the securities posted may decline below the amount of the Group’s obligation and therefore the counterparty may require additional amounts. The Group attempts to mitigate these risks by entering into transactions mainly with central counterparty clearing houses which revalue assets and perform margin maintenance activities on a regular basis, diversifying the maturities and counterparties, and using mainly highly liquid securities.
The amounts or composition of assets pledged as collateral for borrowings and for other purposes have not changed significantly since March 31, 2023. See Note 8 “Pledged assets and collateral” to the consolidated financial statements in the MHFG Group’s annual report on
Form 20-F
for the year ended March 31, 2023 for additional information.
20. Business segment information
The MHFG Group consists of the following five
in-house
companies which are categorized based on a customer segment: the Retail & Business Banking Company (“RBC”), the Corporate & Investment Banking Company (“CIBC”), the Global Corporate & Investment Banking Company (“GCIBC”), the Global Markets Company (“GMC”), and the Asset Management Company (“AMC”). These customer segments are regarded as operating segments and constitute reportable segments.
The services that each
in-house
company is in charge of are as follows.
RBC
This company provides financial services for individual customers, small and medium-sized
enterprises and middle market firms in Japan.
CIBC
This company provides financial services for large corporations, financial institutions and public corporations in Japan.
GCIBC
This company provides financial services for Japanese overseas affiliated corporate customers and non-Japanese
corporate customers.
GMC
This company invests in financial products with market risk, such as interest rate risk, equity risk, and credit risk.
AMC
This company develops financial products and provides financial services that match the asset management needs of its wide range of customers from individuals to institutional investors.
The reportable segment information, set forth below, is derived from the internal management reporting systems used by management to measure the performance of the Group’s operating segments. Management measures the

F-6
8

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

performance of each of the operating segments in accordance with internal managerial accounting rules and practices. In addition, the format and information are presented primarily on the basis of Japanese GAAP. Therefore, they are not consistent with the consolidated financial statements prepared in accordance with U.S. GAAP. A reconciliation is provided for the total amount of all business segments’ “Net business profits (losses) + Net gains (losses) related to ETFs and others” with income before income tax expense under U.S. GAAP, and the total amount of all business segments’ “Fixed assets” with the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets reported under U.S. GAAP. “Fixed assets” pertaining to MHBK, MHTB, and MHSC have been allocated to each segment.
Effective as of April 1, 2023, MHFG partially restructured its in-house
company system. CIBC was newly established by the integration of the Corporate & Institutional Company and the investment banking functions of the Global Products Unit. With the establishment of CIBC, the Global Corporate Company changed its name to GCIBC. Following such partial restructuring of our in-house company system and the associated changes in allocation method for transactions between each segment and “Others” (as such term is used in the tables, including the notes thereto) made in April 2023, reclassification was made regarding the figures for the six months ended September 30, 2022.

	MHFG (Consolidated)
Six months ended September 30, 2022 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	326.8	238.7	296.3	229.2	27.6	43.7	1,162.4
General and administrative expenses (3)	299.0	99.4	145.7	123.9	17.0	36.6	721.9
Equity in earnings (losses) of equity method investees—net	(0.8)	3.6	10.3	—	—	1.3	14.4
Amortization of goodwill and others	1.0	—	0.1	0.3	3.4	0.5	5.5

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	25.8	142.8	160.7	104.9	7.2	7.8	449.4

Fixed assets (5)	499.9	154.8	170.8	85.4	—	814.8	1,726.0

	MHFG (Consolidated)
Six months ended September 30, 2023 (1)	RBC	CIBC	GCIBC	GMC	AMC	Others (6)	Total

	(in billions of yen)
Gross profits + Net gains (losses) related to ETFs and others (2)	347.9	261.6	313.0	279.3	27.5	101.6	1,331.2
General and administrative expenses (3)	308.5	103.9	164.5	149.8	17.1	52.1	796.1
Equity in earnings (losses) of equity method investees—net	5.7	3.8	12.2	—	(0.8)	2.5	23.5
Amortization of goodwill and others	—	—	0.4	—	3.2	0.5	4.2

Net business profits (losses) (4) + Net gains (losses) related to ETFs and others	45.1	161.6	160.2	129.4	6.3	51.4	554.3

Fixed assets (5)	498.3	152.3	188.9	87.0	—	781.9	1,708.6

Notes:
(1)
Income and expenses of foreign branches of MHBK and foreign subsidiaries with functional currencies other than Japanese Yen have been translated for purposes of segment reporting using the budgeted foreign currency rates. Prior period comparative amounts for such foreign currency income and expenses have been translated using current period budgeted foreign currency rates.

(2)
“Gross profits + Net gains (losses) related to ETFs and others” is reported instead of sales reported by general corporations. Gross profits is defined as the sum of net interest income, fiduciary income, net fee

F-

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

and commission income, net trading income and net other operating income. Net gains (losses) related to ETFs and others consist of net gains (losses) on ETFs held by MHBK and MHTB on their non-consolidated basis and net gains (losses) on operating investment securities of MHSC on its consolidated basis. For the six months ended September 30, 2022 and 2023, net gains (losses) related to ETFs and others amounted to ¥8.7 billion and ¥18.3 billion, respectively, of which ¥7.5 billion and ¥17.2 billion are included in GMC, respectively.

(3)	“General and administrative expenses” excludes non-allocated gains (losses), net.
(4)
Net business profits (losses) is used in Japan as a measure of the profitability of core banking operations, and is defined as gross profits (as defined above) less general and administrative expenses (excluding non-allocated
gains (losses), net) plus equity in earnings (losses) of equity method investees-net
less amortization of goodwill and others. Measurement of net business profits (losses) is required for regulatory reporting to the Financial Services Agency of Japan.

(5)
“Fixed assets” is presented based on Japanese GAAP and corresponds to the total amount of the following U.S. GAAP accounts: Premises and equipment-net;
Goodwill; Intangible assets; and
right-of-use
assets related to operating leases included in Other assets. The above table does not include other asset amounts because “Fixed assets” is the only balance sheet metric that management uses when evaluating and making decisions pertaining to the operating segments. “Others” in “Fixed assets” includes assets of headquarters that have not been allocated to each segment, “Fixed assets” pertaining to consolidated subsidiaries that are not subject to allocation, consolidating adjustments, and others. Certain “Fixed assets” expenses have been allocated to each segment using reasonable allocation criteria.

(6)	“Others” includes the following items:
•	profits and expenses pertaining to consolidated subsidiaries that are not subject to allocation;
•	consolidating adjustments, including elimination of internal transaction between each segment;
•	equity in earnings (losses) of equity method investees-net that are not subject to allocation; and
•	profits and losses pertaining to derivative transactions that reflect the counterparty risk of the individual parties and other factors in determining fair market value.

F-7
0

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

Reconciliation
As explained above, the measurement bases of the internal management reporting systems and the income and expenses items included are different from the accompanying consolidated statements of income. Therefore, it is impracticable to present reconciliations of all the business segment’s information, other than net business profits (losses), to the corresponding items in the accompanying consolidated statements of income. A reconciliation of “Net business profits (losses) + Net gains (losses) related to ETFs and others” for the six months ended September 30, 2022 and 2023 presented above to income (loss) before income tax expense (benefit) shown on the consolidated statements of income and a reconciliation of “Fixed assets” at September 30, 2022 and 2023 to the total amount of Premises and equipment-net,
Goodwill, Intangible assets, and
right-of-use
assets related to operating leases included in Other assets are as follows:

	Six months ended September 30,
	2022	2023

	(in billions of yen)

Net business profits (losses) + Net gains (losses) related to ETFs and others	449.4	554.3

Adjustment to reconcile management reporting to Japanese GAAP:
General and administrative expenses: non-allocated gains (losses), net	21.1	17.4
Expenses related to portfolio problems (including reversal of (provision for) general reserve for losses on loans)	(55.4)	(10.2)
Gains on reversal of reserves for possible losses on loans, and others	4.9	(0.7)
Net gains (losses) related to stocks—Net gains (losses) related to ETFs and others	29.7	16.2
Net extraordinary gains (losses)	5.8	22.2
Others	(10.5)	(2.9)

Income before income tax expense under Japanese GAAP	445.1	596.3
Adjustment to reconcile Japanese GAAP to U.S. GAAP:
Derivative financial instruments and hedging activities	1.8	76.0
Investments	(842.1)	(28.1)
Loans	(14.0)	5.0
Allowances for credit losses	11.2	(3.3)
Premises and equipment	(43.0)	(25.6)
Land revaluation	1.4	3.2
Business combinations	(5.1)	2.0
Pension liabilities	(26.3)	(21.5)
Consolidation of variable interest entities	(53.6)	44.8
Foreign currency translation	(37.4)	(58.3)
Others	(0.6)	0.4

Income (loss) before income tax expense (benefit) under U.S. GAAP	(562.6)	590.8

F-7
1

MIZUHO FINANCIAL GROUP, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)—(Continued)

	As of September 30,
	2022	2023

	(in billions of yen)

Fixed assets	1,726.0	1,708.6

U.S. GAAP adjustments (Note)	651.9	627.3

Premises and equipment-net, Goodwill, Intangible assets, and right-of-use assets related to operating leases included in Other assets	2,377.9	2,335.9

Note:
The U.S. GAAP adjustments are primarily comprised of GAAP differences mainly from right-of-use
assets related to operating leases not recognized under Japanese GAAP; internally developed software, which was impaired under Japanese GAAP; land, which was revalued under Japanese GAAP; and the consolidation of certain variable interest entities, which are not consolidated under Japanese GAAP.

F-7
2

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Mizuho Financial Group, Inc.
Results of Review of Interim Consolidated Financial Statements
We have reviewed the accompanying consolidated balance sheet of Mizuho Financial Group, Inc. and subsidiaries (the “Company”) as of September 30, 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for the six-month
periods ended September 30, 2023 and 2022, and the related notes (collectively referred to as the “interim consolidated financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim consolidated financial statements for them to be in conformity with U.S. generally accepted accounting principles.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company as of March 31, 2023, the related consolidated statements of income, comprehensive income, equity and cash flows for the year then ended, and the related notes (not presented herein); and in our report dated June 28, 2023, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of March 31, 2023, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.
Basis for Review Results
These interim consolidated financial statements are the responsibility of the Company’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim consolidated financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan
December 27, 2023

F-7
3

Exhibit 15
December 27, 2023
To the Shareholders and Board of Directors of
Mizuho Financial Group, Inc.
We are aware of the incorporation by reference in the Registration Statement
(Form F-3
No. 333-266555)
of Mizuho Financial Group, Inc. of our report dated December 27, 2023 relating to the unaudited interim consolidated financial statements of Mizuho Financial Group, Inc. as of September 30, 2023 and for the
six-month
periods ended September 30, 2023 and 2022 that are included in its
Form 6-K
dated December 27, 2023.
Under Rule 436(c) of the Securities Act of 1933 (the “Act”), our review report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Act.
/s/ Ernst & Young ShinNihon LLC
Tokyo, Japan